                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration no. 333-30679
PROSPECTUS

                           TELEX COMMUNICATIONS, INC.
                               OFFER TO EXCHANGE
                  10 1/2% SENIOR SUBORDINATED NOTES DUE 2007,
           SERIES A FOR ANY AND ALL EXISTING NOTES (AS DEFINED BELOW)
  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON OCTOBER 8, 1997, UNLESS EXTENDED.

    Telex Communications, Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (this "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") to exchange up to $125,000,000 aggregate principal amount of its 10 1/2% Senior Subordinated Notes due 2007, Series A (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a Registration Statement of which this Prospectus is a part, for a like principal amount of its issued and outstanding 10 1/2% Senior Subordinated Notes due 2007 (the "Existing Notes"). The New Notes and the Existing Notes, as the case may be, are referred to herein as the "Notes". The Existing Notes were originally issued and sold in a transaction that was exempt from registration under the Securities Act (the "Offering") and resold to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A under the Securities Act ("Rule 144A"). The terms of the New Notes are identical in all material respects to the terms of the Existing Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act.

    Interest on each New Note issued pursuant to the Exchange Offer will accrue from the last interest payment date on which interest was paid on the Existing Notes surrendered in exchange therefor or, if no interest has been paid, from the original date of issuance of the Existing Notes.

    Interest on the Notes will be payable semi-annually on May 1 and November 1 of each year, commencing on November 1, 1997. The Notes will mature on May 1, 2007. Except as described below, the Company may not redeem the Notes prior to May 1, 2002. On or after such date, the Company may redeem the Notes, in whole or in part, at any time at the redemption prices set forth herein together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to May 1, 2000, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Notes with the Net Cash Proceeds (as defined) of one or more Public Equity Offerings (as defined) at a redemption price equal to 110.5% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding after each such redemption. The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined), (i) the Company will have the option prior to May 1, 2002, to redeem the Notes, in whole, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined), together with accrued and unpaid interest, if any, to the date of redemption, and (ii) if the Company does not redeem the Notes, or if such Change of Control occurs on or after May 1, 2002, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

    The Notes will be unsecured and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined) of the Company and will rank senior to all other Subordinated Indebtedness (as defined) of the Company. The Notes will be unconditionally guaranteed on an unsecured, senior subordinated basis by each Subsidiary (as defined) of the Company (other than Foreign Subsidiaries (as defined) and Unrestricted Subsidiaries (as defined)) that is a Significant Subsidiary (as defined) created or acquired after the Issue Date (as defined). As of the date hereof, none of the Company's Subsidiaries have guaranteed the Notes. The Indenture (as defined) permits the Company to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. As of March 31, 1997, on a pro forma basis after giving effect to the Transactions (as defined), the Company would have had outstanding $246.9 million (exclusive of unused commitments) in aggregate amount of Senior Indebtedness (all of which is secured) and no Senior Subordinated Indebtedness other than the indebtedness represented by the Notes. See "Description of Notes -- Ranking."

    The Exchange Offer is not conditioned upon any minimum number of Existing Notes tendered. The Exchange Offer will expire at 5:00 p.m., New York City time, on October 8, 1997, unless extended by the Company (such date as it may be so extended, the "Expiration Date"). The date of acceptance for exchange of the Existing Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Existing Notes. Existing Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. New Notes to be issued in exchange for properly tendered Existing Notes will be delivered through the facilities of The Depository Trust Company by the Exchange Agent (as defined) promptly after the acceptance thereof.
                               ------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------
               The date of this Prospectus is September 5, 1997.

                      (This page intentionally left blank)

     The Existing Notes were originally issued and sold in a transaction that was exempt from registration under the Securities Act (the "Offering") and resold to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A under the Securities Act ("Rule 144A"). Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2,
1993)), the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for the Existing Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Existing Notes directly from the Company or (iii) a broker-dealer who acquired Existing Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (a) such New Notes are acquired in the ordinary course of such holder's business, (b) at the time of the commencement of the Exchange Offer such holder has no arrangement or understanding with any person to participate in a distribution of the New Notes and (c) such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. Holders of the Existing Notes which, at the time of the commencement of the Exchange Offer, are engaged in, intend to engage in, or have an arrangement to engage in, a distribution of the New Notes may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. In addition, since the Commission has not considered the Exchange Offer in the context of a no-action letter and, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder of Existing Notes that desires to participate in the Exchange Offer will be required to make certain representations described in "The Exchange
Offer -- Terms of the Exchange Offer."

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes in connection with any resale of such New Notes. A broker-dealer that acquired Existing Notes in a transaction other than as part of its market-making activities or other trading activities will not be able to participate in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Any holder that cannot rely upon such interpretations by the Staff of the Commission as set forth in such no-action letters must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "The Exchange Offer" and "Plan of Distribution."

     The New Notes will be represented by one or more Global Securities (as defined) registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interest in the Global Securities will be shown on, and transfers will be effected only through, records maintained by the Depositary and its participants. See "Description of New Notes -- Book-Entry, Delivery and Form."

     There has not previously been any public market for the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. Moreover, to the extent that Existing Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Existing Notes could be adversely affected. See "Risk Factors -- Lack of Established Market for the Existing Notes."

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses of the Exchange Offer. No dealer manager is being utilized in connection with the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE, NOR WILL THE COMPANY ACCEPT SURRENDER FOR EXCHANGE FROM HOLDERS OF EXISTING NOTES, IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES AND BLUE SKY LAWS OF SUCH JURISDICTION.
                            ------------------------
                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement (which term includes any amendments thereto, the "Registration Statement") on Form S-4 under the Securities Act, with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the New Notes, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

     The Company is not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, the Company has agreed to file with the Commission and provide to the holders of the Notes annual reports and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and such material is contained on the worldwide web site maintained by the Commission at http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated herein or the context otherwise requires, references to (i) "Holdings" shall mean Telex Communications Group, Inc., a Delaware corporation and the corporate parent of the Company and (ii) the "Company" or "Telex" shall mean Telex Communications, Inc., a Delaware corporation, and its subsidiaries and includes, as the context may require, predecessor companies. Unless otherwise indicated, all references to fiscal years in this Prospectus are to the fiscal years ending on March 31 of each year (e.g., Fiscal 1997 refers to the fiscal year ended March 31, 1997). In addition, all references in this Prospectus to shares and per share data relating to Holdings have been adjusted to reflect a 20-for-1 stock split of the Common Stock of Holdings, par value $.0005 per share ("Holdings Common Stock"), effective as of June 25, 1997. Capitalized terms used herein are defined in this Summary or elsewhere in this Prospectus. Telex(R), Hy-Gain(R), Road King(R), MagnaByte(R), Audiocom(R), Caramate(R), ProStar(R), ClassMate(R), SoundMate(R) and Adaptive Compression(R) are registered trademarks of the Company and Voice Commander(TM), ADAM(TM), Firefly(TM), Ear-Mike(TM), Sound Advantage(TM), RTS(TM), Posi-Phase(TM), Acapella(TM), SoftWear(TM), Copyette(TM), ACC Series(TM), and 6120 Series(TM) are trademarks of the Company.

                                  THE COMPANY

COMPANY OVERVIEW

     Telex is a leader in the design, manufacture and marketing of sophisticated audio, wireless and multimedia communications equipment to commercial, professional and industrial customers. Telex meets the needs of a diverse customer base by offering a broad product line that includes advanced intercom systems, wired and wireless microphones, headphones, headsets, hearing aids, radio frequency ("RF") transmission devices, LCD projectors and antennas. Some of the Company's products are very visible -- such as the coaches' communications systems used by all thirty National Football League teams -- while other products perform behind the scenes, such as the Telex(R) RTS(TM) Digital Matrix Intercom broadcast production equipment used by all major television networks to produce shows such as the network news programs as well as major events such as the Olympics and the Super Bowl. The Company provides high value-added communications products designed to meet the specific needs of customers in commercial, professional and industrial markets, and does not participate in the competitive retail consumer electronics market.

     Under the leadership of John L. Hale, who joined Telex as Chairman, President and Chief Executive Officer in October 1991, the Company has reorganized its business from a manufacturing orientation to a market orientation by creating four strategic business units that are organized around the end markets in which the Company's products are sold. As part of this reorganization, the Company realigned its manufacturing to directly serve the specific requirements of its strategic business units, re-coordinated its product development to bring products to market more quickly and bolstered its product development efforts to focus on technologies where the Company felt it had opportunities to achieve strong sales and high margins. From Fiscal 1992, the first year of operations under the current management team, to Fiscal 1997, the Company's net sales and EBITDA have increased from $112.1 million to $170.9 million and from $19.3 million to $40.0 million, respectively, representing compound annual growth rates of 8.8% and 15.7%, respectively.

     The Company serves its customers through four strategic business units, which are:

     Professional Sound and Entertainment Group. The Professional Sound and Entertainment Group provides advanced digital matrix intercoms used by broadcasters (including all major television networks) to control production communications; intercoms, headsets and wireless communications systems used by professional, college and high school football teams and stadiums and other professional and school sports teams; wired and wireless microphones used in the education, sports, broadcast, music and religious markets; and high-speed tape duplicators used primarily by houses of worship and training programs.

     Multimedia/Audio Communications Group. The Multi-media/Audio Communications Group supplies computer audio microphones, headsets and headphones used to facilitate voice communications between computers and their users; LCD video and data projectors used to make multimedia presentations; and aircraft intercoms, microphones and headsets (including active noise reduction headsets) for use in high-noise environments such as the cockpits of airplanes and helicopters. Customers for computer audio microphones include a number of computer hardware and modem manufacturers, such as Compaq, Hewlett-Packard, IBM and U.S. Robotics. In addition, the Company sells its LCD projectors to corporate and educational training specialists, while principal customers for the Company's aircraft products are the major aircraft manufacturers and airlines, including Boeing, American Airlines and Delta, as well as airport fixed base operators.

     RF/Communications Group. The RF/Communications Group offers a broad line of acoustic accessories and antennas for various communications needs and applications. The Company markets its products to wireless local area network providers, public safety and law enforcement groups (police, fire departments, emergency services, CIA, FBI and the Secret Service), amateur radio, citizens band radio, land mobile radio, telephony and various commercial, industrial and military markets. The RF/Communications Group also produces audio products for the Library of Congress' talking book program.

     Hearing Instruments Group. The Hearing Instruments Group markets a broad line of high value, technologically differentiated hearing aids and other assistive listening devices for the hearing impaired including in-the-ear, behind-the-ear and in-the-canal hearing aids, as well as FM wireless auditory trainers and personal assistive listening devices. The Company's patented Adaptive Compression(R) technology offers superior signal processing and provides the user with superior intelligibility and understanding of speech in the presence of background noise. The Company's hearing instruments business dates back to 1936, making it one of the oldest hearing aid manufacturers in the United States.

COMPETITIVE STRENGTHS

     The Company believes that the following competitive strengths have contributed significantly to its historical growth and operating profitability and serve as a foundation for continued future growth:

     Brand Name Recognition and Reputation for Quality. The Company markets quality products under a number of well respected brand names that are highly recognized in their respective markets. These products include Telex(R)headsets, microphones and hearing aids; RTS(TM) intercom systems; Hy-Gain(R) antenna products; Road King(R) CB microphones; Firefly(TM) LCD projectors; and the Adaptive Compression(R) circuitry incorporated in hearing aid products. The Company believes its reputation for superior quality and value gives it the ability to quickly and effectively introduce new products to its end markets.

     Product Development Expertise. The Company has established a reputation for product development expertise based on the Company's experience in the application of: (i) acoustic transducer technology incorporated in many audio and sound communication products such as headsets, headphones, microphones and hearing aids; (ii) RF wireless communications technology used throughout the Company's commercial lines as well as in its various wireless microphone, antenna, intercom and assistive listening devices product lines; and (iii) electromechanical engineering required in the manufacture of audio tape duplication products and talking book players. This product development expertise has been a contributing factor in enabling the Company to derive approximately 45.1% of its sales in Fiscal 1997 from new and enhanced products developed within the last five years.

     Shared Product Technologies and Platforms. Many of the Company's products utilize similar technologies and platforms derived from the Company's expertise in acoustic transducer technology, RF wireless communications technology and electromechanical engineering. The Company's ability to effectively serve its numerous end markets is facilitated by these similar technologies and platforms, as well as its cost-effective, vertically integrated manufacturing, allowing the Company to leverage its product development, manufacturing and marketing across a wide variety of applications and end markets. The Company believes that this ability to leverage its core strengths across multiple end markets gives it a distinct competitive advantage by enabling it to establish and maintain strong market positions for its products.

     Flexible Cost-Effective Manufacturing. The Company's vertically integrated manufacturing processes and well-educated non-union workforce enable it to respond quickly and cost-effectively to changing markets and customer requirements. The Company believes that its average U.S. direct labor wage rate is significantly below the U.S. average. In addition, the Company has recently opened a manufacturing facility in Mexico and begun to shift labor intensive manufacturing to this facility, thereby further increasing manufacturing and operating efficiencies.

     Extensive Distribution Network. The Company maintains distribution relationships with over 10,000 distributors, dealers, manufacturers' representatives and hearing aid dispensers in the United States and internationally. The Company believes that it is the largest vendor in many of its product markets and that its size enables it to command strong sales support from its distribution network. Due to its extensive and supportive distribution network, along with the Company's strong product introduction capabilities, the Company believes it has the ability to quickly and effectively introduce new products to worldwide markets.

     Proven and Incentivized Management Team. The Company's senior management team, led by Mr. Hale, has an average of 23 years of experience in the communications equipment industry and has extensive technical, marketing and management experience in the industry. Under the current senior management team, the Company has experienced significant growth in revenues and EBITDA and strong productivity improvement due to its focus on production efficiencies and continuous productivity improvements throughout its entire organization. Reflecting this focus, the Company's revenue per employee has grown from approximately $85,000 in Fiscal 1994 to approximately $116,000 in Fiscal 1997. The management of the Company currently owns approximately 20% of the fully diluted equity of Holdings (giving effect to the Rollover Options, but without giving effect to any of the options which were granted to management under a new option plan adopted by the Company on the Recapitalization Closing Date). See "Management -- 1997 Stock Option Plan."

BUSINESS STRATEGY

     The Company's strategy is to further increase revenues and improve operating margins by (i) continuing to focus on the introduction of new products, (ii) increasing operating efficiencies, (iii) expanding its international presence and (iv) pursuing strategic acquisitions.

     Introduce New Products. The Company has implemented a number of strategic initiatives to identify new market opportunities and to facilitate the timely introduction of new and enhanced products. For example, the Company has formed certain product development groups, such as the Acoustics Group, which leverages its experience in the design and manufacture of headsets used in a variety of markets such as aviation, education and professional audio equipment. In addition, the Company has expanded its marketing efforts to sell computer audio microphones, headsets and headphones to the computer and modem manufacturers and computer-user markets and expects to offer more products to these markets in the future. Management believes that this increased focus on product development initiatives will enable the Company to design new products that address developing markets and offer advantages over existing products in terms of features, quality, reliability and cost. In connection with these initiatives, the Company has also increased its investment in engineering and technology from $5.0 million in Fiscal 1992 to $7.6 million in Fiscal 1997 and plans to continue increasing such investments in the future. This increased investment in engineering and technology has enabled the Company to implement programs in several core technologies such as digital signal processing, wireless communications, application specific integrated circuit design and active noise reduction and to design new products that address developing markets and offer advantages over existing products in terms of features, quality, reliability and cost.

     Increase Operating Efficiencies. Management believes opportunities exist to further reduce the Company's manufacturing costs and to increase its operating efficiencies. For example, the Company opened a new manufacturing facility in Mexico in June 1996 to which it has begun to shift labor intensive manufacturing, such as the manufacture of microphones, cable assemblies and subassemblies. Management plans to continue this shift in the future by transferring the manufacture of a number of its other higher volume products to the Mexico facility. In addition, the Company is in the process of implementing a $6.4 million capital expenditure project, expected to be completed in Fiscal 1998, to replace and upgrade its computer information systems. Management estimates that these measures will result in cost savings of approximately $4.0 million in Fiscal 1998.

     Expand International Presence. The Company currently has 195 international distributors and over 1,000 international dealers in nearly 70 countries. In Fiscal 1997, international sales represented approximately 23.6% of net sales. It is the Company's goal to significantly increase its percentage of international revenue by upgrading its existing distribution channels, adding new distributors in Asia, Australia and Eastern Europe and continuing its recent initiative to design and manufacture new products that better meet international standards and requirements. Towards this goal, in July 1996, the Company hired a new vice president of international operations and recently opened additional international sales offices (i) in Amsterdam and Paris to provide improved support of, and to upgrade the quality of, the existing distribution channels to the Company's established Western European markets, and (ii) in Prague to open new distribution channels to the emerging Eastern European markets.

     Pursue Strategic Acquisitions. Many of the industries in which the Company competes are highly fragmented, which management believes present acquisition opportunities. Subject to market conditions and the availability of financing, the Company plans to pursue acquisition opportunities that complement and expand its core businesses or that enable the Company to enter related or complementary markets. Management believes that it can leverage the Company's superior manufacturing, distribution and administrative capabilities to generate significant incremental revenue and cash flow through strategic acquisitions. Since 1989, the Company has successfully integrated five business acquisitions into its existing operations.

                                THE TRANSACTIONS

     On May 6, 1997, (the "Recapitalization Closing Date"), the Company completed a recapitalization (the "Recapitalization") pursuant to an Agreement (the "Recapitalization Agreement") among the Company, Greenwich II, LLC ("GII"), a Delaware limited liability company formed by Greenwich Street Capital Partners, L.P. ("GSCP") and certain other investors, and GST Acquisition Corp. ("GST"), a Delaware corporation and a wholly owned subsidiary of G-II. In connection with the Recapitalization, all of the shares of common stock of Holdings ("Holdings Common Stock") and all options and warrants to acquire Holdings Common Stock (other than certain shares of Holdings Common Stock and certain options to acquire Holdings Common Stock owned by certain members of management of the Company) were converted into the right to receive an aggregate amount of cash (the "Recapitalization Consideration") equal to approximately $253.9 million. In addition, in connection with the Recapitalization Agreement, certain shares of Holdings Common Stock held by management of the Company (such shares, the "Rollover Shares") and certain options to acquire additional shares of Holdings Common Stock (the "Rollover Options" and, together with the Rollover Shares, the "Management Equity Rollover"), with an aggregate value of approximately $21.2 million (approximately 20% of the fully diluted equity of Holdings, giving effect to the Rollover Options) were retained by such managers. In connection with the Recapitalization, the Company completed (i) a tender offer (the "Tender Offer") to repurchase all of the $100.0 million aggregate outstanding principal amount of the 12% Senior Notes due 2004 of the Company (the "Telex Notes") and (ii) a solicitation (the "Solicitation") of consents with respect to certain amendments to the Indenture pursuant to which the Telex Notes were issued. The Recapitalization, the financing thereof (including the Offering), the Tender Offer and the payment of the related fees and expenses are herein referred to as the "Transactions." See "The Recapitalization" and "Interests of Certain Persons."

     The Transactions were financed by (i) (a) $108.4 million of new capital (the "GST Equity Investment") provided as equity to the Company and (b) the $21.2 million Management Equity Rollover, (ii) a $140.0 million senior secured credit facility (the "Senior Secured Credit Facility"), consisting of (a) a $115.0 million term loan facility (the "Term Loan Facility"), and (b) a $25.0 million revolving credit facility (the "Revolving Credit Facility"), of which $7.3 million would have been drawn down on the Recapitalization Closing Date had all of the related fees and expenses been paid on such date (and of which $5.2 million was drawn down as of June 30, 1997), (iii) $125.0 million of Existing Notes pursuant to the Offering, and (iv) $36.5 million of available cash of the Company. Immediately after giving effect to the foregoing, the Company's unused availability under the Revolving Credit Facility would have been approximately $11.8 million (subject to borrowing base availability). See "Capitalization" and "Description of Senior Secured Credit Facility."

     The following table sets forth the sources and uses of funds for the Transactions. See "The Recapitalization."

        SOURCES                                                      (DOLLARS IN MILLIONS)
        -----------------------------------------------------------  ---------------------
        Senior Secured Credit Facility:
          Revolving Credit Facility(a).............................         $   7.3
          Term Loan Facility(b)....................................           115.0
        The Notes..................................................           125.0
        GST Equity Investment(c)...................................           108.4
        Management Equity Rollover.................................            21.2
        Closing Cash...............................................            36.5
                                                                             ------
                  Total Sources....................................         $ 413.4
                                                                             ======
        Uses:
        Purchase of Holdings Common Stock..........................         $ 253.9
        Management Equity Rollover.................................            21.2
        Telex Notes................................................           100.0
        Tender Offer Premium and Consent Fee(d)....................            18.3
        Fees and Expenses..........................................            20.0
                                                                             ------
                  Total Uses.......................................         $ 413.4
                                                                             ======

---------------
(a) In addition to amounts outstanding under the Revolving Credit Facility in connection with the Recapitalization, $5.9 million of letters of credit were issued under the Revolving Credit Facility on the Recapitalization Closing Date.

(b) The Term Loan Facility consists of a Tranche A Term Loan Facility in the aggregate principal amount of $50.0 million, which matures in 2002 and requires quarterly principal payments by the Company until maturity, and a Tranche B Term Loan Facility in the aggregate principal amount of $65.0 million, which matures in 2004 and requires quarterly principal payments by the Company until maturity.

(c) Represents $83.2 million of equity of GST purchased by GSCP and certain co-investors and $25.2 million of proceeds associated with the issuance of the Deferred Pay Subordinated Debentures due 2009 (the "GST Subordinated Debentures"), all of which was contributed by GST to the Company as common equity in connection with the Transactions. See "The
    Recapitalization -- Capitalization of GST."

(d) Includes the accrued interest that was paid on the Telex Notes on the Recapitalization Closing Date.

USE OF PROCEEDS OF THE OFFERING

     The Company will not receive any proceeds from the Exchange Offer. As described above under "The Transactions", the net proceeds from the Offering, together with other sources of financing were used to (i) repurchase the Telex Notes, (ii) pay the Tender Offer premium and consent fee of $18.3 million, including accrued interest on the Telex Notes, (iii) pay $253.9 million of Recapitalization Consideration and (iv) pay approximately $20.0 million of transaction fees and expenses.

                                   OWNERSHIP

     GSCP is a private direct equity investment fund organized in 1994 to provide long-term capital for and make acquisitions in companies in a variety of industries. GSCP invests in management buyouts, leveraged acquisitions, international investment opportunities and minority investments. GSCP's significant portfolio investments include EV International, Inc., Marcus Cable Company, L.P., Rifkin Acquisition Partners,

L.L.L.P., Mercury Radio Communications, L.P., Seguros Comercial America, S.A. de C.V and Telegroup, Inc. GSCP and its co-investors are the owners, indirectly, of 80% of the fully diluted equity of Holdings (giving effect to the Rollover Options), with the balance of such equity owned by certain members of management of the Company.

                             THE EXCHANGE OFFERING

Registration Agreement.....  The Existing Notes were issued on May 6, 1997 to
                             Chase Securities Inc., Morgan Stanley & Co.
                             Incorporated and Smith Barney Inc. (collectively, the "Initial Purchasers"). The Initial Purchasers resold the Existing Notes to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A of the Securities Act. In connection therewith, the Company and the Initial Purchasers entered into the Exchange and Registration Rights Agreement, dated as of May 6, 1997 (the "Exchange and Registration Rights Agreement"), providing, among other things, for the Exchange Offer. See "The Exchange Offer."

The Exchange Offer.........  New Notes are being offered in exchange for an equal principal amount of Existing Notes. As of the date hereof, $125,000,000 aggregate principal amount of Existing Notes is outstanding. Existing Notes may be tendered only in integral multiples of $1,000.

Resale of New Notes........  Based on interpretations by the Staff of the
                             Commission as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5,
                             1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of business, (ii) at the time of the commencement of the Exchange Offer such holder has no arrangement or understanding with any person to participate in a distribution of the New Notes and (iii) such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. By tendering Existing Notes in exchange for New Notes, each holder will represent to the Company that: (i) it is not such an affiliate of the Company, (ii) any New Notes to be received by it will be acquired in the ordinary course of business and (iii) at the time of the commencement of the Exchange Offer it had no arrangement or understanding with any person to participate in a distribution of the New Notes and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New Notes. If a holder of Existing Notes is unable to make the foregoing representations, such holder may not rely on such interpretations by the Staff of the Commission as set forth in such no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

                             Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes in connection with any resale of such New Notes. A broker-dealer that acquired Existing Notes in a transaction other than as part of its market-making activities or other trading activities will not be able to participate in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date, and ending on the close of business 90 days after the Expiration Date, it will make this Prospectus available to any participating broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                             To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company has agreed, pursuant to the Registration Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or "blue sky" laws of such jurisdictions as may be necessary to permit the holders of New Notes to trade the New Notes without any material restrictions or limitations under the securities laws of the several states of the United States.

Consequences of Failure to
  Exchange Existing
  Notes....................  Upon consummation of the Exchange Offer, subject to certain limited exceptions, holders of Existing Notes who do not exchange their Existing Notes for New Notes in the Exchange Offer will no longer be entitled to registration rights and will not be able to offer or sell their Existing Notes, unless such Existing Notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer -- Terms of the Exchange Offer" and "-- Consequences of Failure to Exchange."

Expiration Date............  5:00 p.m., New York City time, on October 8, 1997
                             (30 calendar days following the commencement of the Exchange Offer), unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Interest on the New
Notes......................  The New Notes will accrue interest at a rate of
                             10 1/2% per annum from May 6, 1997, the issue date of the Existing Notes. Interest on the New Notes is payable on May 1 and November 1 of each year, commencing on November 1, 1997.

Conditions to the Exchange
  Offer....................  The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions." Except for the requirements of applicable federal and state securities laws, there are no federal or state regulatory requirements to be complied with or obtained by the Company in connection with the Exchange Offer.

Procedures for Tendering
  Existing Notes...........  Each holder of Existing Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein and effect a tender of Existing Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering" and "-- Book Entry Transfer."

Guaranteed Delivery
  Procedures...............  Holders of Existing Notes who wish to tender their
                             Existing Notes and who cannot deliver their Existing Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Existing Notes according to the guaranteed delivery procedures set forth in "The Exchange
                             Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders of Existing Notes may be withdrawn to any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Existing Notes, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein under "The Exchange Offer -- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

Acceptance of Existing
Notes and Delivery of New
  Notes....................  Subject to certain conditions, any and all Existing
                             Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Certain U.S. Tax
  Consequences.............  The exchange of Existing Notes for New Notes should not constitute a taxable exchange for U.S. federal income tax purposes. See "Certain Federal Income Tax Considerations."

Exchange Agent/Trustee.....  Manufacturers and Traders Trust Company is serving as exchange agent (the "Exchange Agent" and the "Trustee") in connection with the Exchange Offer.

Fees and Expenses..........  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Agreement will be borne by the Company. See "The Exchange Offer -- Fees and Expenses."

Use of Proceeds............  The Company will not receive any proceeds from the
                             Exchange Offer. The net proceeds from the Offering, together with certain other sources of financing were used to (i) repurchase the Telex Notes, (ii) pay the Tender Offer premium and consent fee of $18.3 million, including accrued interest on the Telex Notes, (iii) pay $253.9 million of Recapitalization Consideration and (iv) pay approximately $20.0 million of transaction fees and expenses. See "Use of Proceeds."

                         SUMMARY OF TERMS OF NEW NOTES

     The Exchange Offer relates to the exchange of up to $125,000,000 aggregate principal amount of Existing Notes for an equal aggregate principal amount of New Notes. New Notes will be entitled to the benefits of the same Indenture (as defined therein) that governs the Existing Notes and will govern the New Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Existing Notes, except that the New Notes will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act. See "Description of Notes."

Maturity...................  May 1, 2007.

Interest Payment Dates.....  May 1 and November 1 of each year, commencing
                             November 1, 1997.

Sinking Fund...............  None.

Optional Redemption........  Except as described below, the Company may not redeem the Notes prior to May 1, 2002. On or after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to May 1, 2000, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Notes with the Net Cash Proceeds (as defined) of one or more Public Equity Offerings (as defined) at a redemption price equal to 110.5% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding after each such redemption. See "Description of Notes -- Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control (as defined), (i) the Company will have the option, prior to May 1, 2002, to redeem the Notes, in whole, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined), together with accrued and unpaid interest, if any, to the date of redemption, and (ii) if the Company does not redeem the Notes, or if such Change of Control occurs on or after May 1, 2002, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes -- Change of Control."

Subsidiary Guarantees......  The Notes will be unconditionally guaranteed on an unsecured, senior subordinated basis by each Subsidiary (as defined) of the Company (other than Foreign Subsidiaries (as defined) and Unrestricted Subsidiaries (as defined)) that is a Significant Subsidiary (as defined) created or acquired after the Issue Date (as defined). As of the date hereof, none of the Company's Subsidiaries have guaranteed the Notes. See "Description of Notes -- Note Guarantees."

Ranking....................  The Notes will be unsecured and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined) of the Company and will rank senior to all other Subordinated Indebtedness (as defined) of the Company. The Indenture (as defined) permits the Company to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. As of June 30, 1997, the Company had outstanding $245.2 million (exclusive of unused commitments) in aggregate amount of Senior Indebtedness (all of which is secured) and no Senior Subordinated Indebtedness other than the indebtedness represented by the Existing Notes. See "Description of Notes -- Ranking."

Restrictive Covenants......  The indenture under which the Notes will be issued
                             (the "Indenture") will limit: (i) the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as defined); (ii) the layering of indebtedness; (iii) the payment of dividends on, and redemption of, capital stock of the Company and its Restricted Subsidiaries and the redemption of certain subordinated obligations of the Company and its Restricted Subsidiaries; (iv) investments; (v) sales of assets and Restricted Subsidiary stock; (vi) certain transactions with affiliates; (vii) the sale or issuance of preferred stock of Restricted Subsidiaries; (viii) the creation and existence of liens; (ix) the types of businesses that the Company and its Restricted Subsidiaries may operate; and (x) consolidations, mergers and transfers of all or substantially all of the Company's assets. The Indenture will also prohibit certain restrictions on distributions from Restricted Subsidiaries. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of Notes -- Certain Covenants" and "Description of Notes -- Merger and Consolidation."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Notes, including: (i) Substantial Leverage and Debt Service Obligations;
(ii) Impact of Subordination of Notes; (iii) Impact of Security under Senior Secured Credit Facility; (iv) Impact of Restrictive Financing Covenants; (v) Impact of Change of Control; (vi)Fraudulent Transfer Considerations; (vii) Risks Relating to the Company's Strategy; (viii) Patents, Trademarks and Licenses;
(ix) Impact of Significant Competition; (x) Control of the Company; (xi) Relationship with the Library of Congress; (xii) Environmental Matters; (xiii) Income Tax Audit; (xiv) Reliance on Single Source Suppliers; (xv) Dependence on Key Personnel; and (xvi) Absence of Public Market; Restrictions on Transfer.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth summary financial data of the Company for each of the five fiscal years during the period ended March 31, 1997 and the three month's ended June 30, 1996 and 1997. The summary financial data set forth below with respect to fiscal years ended March 31, 1995, 1996 and 1997, are derived from the consolidated financial statements included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The summary financial data with respect to the fiscal years ended March 31, 1993 and 1994 are derived from the consolidated financial statements of the Company that are not included in this Prospectus. The data presented for the three months ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements included elsewhere in this Prospectus and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The pro forma financial data have been derived from the Unaudited Pro Forma Consolidated Financial Information and the related notes thereto included elsewhere in this Prospectus. The pro forma information does not purport to represent what the Company's results would have actually been if the Transactions had occurred on the dates indicated nor does such information purport to project the results of the Company for any future period. The summary financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical and Pro Forma Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                    FISCAL YEAR ENDED MARCH 31,                      THREE MONTHS ENDED JUNE 30,
                                  ---------------------------------------------------------------   -----------------------------
                                                                                           PRO                             PRO
                                                                                          FORMA                           FORMA
                                    1993       1994       1995       1996       1997     1997(h)     1996     1997(I)    1997(H)
                                  --------   --------   --------   --------   --------   --------   -------   --------   --------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales........................ $122,827   $132,389   $141,572   $145,348   $170,881   $170,881   $37,204   $ 39,544   $ 39,544
Gross profit.....................   45,055     47,148     52,024     55,228     71,257     71,257    15,871     16,059     16,059
Engineering and development......    4,357      5,378      6,138      6,756      7,645      7,645     1,728      2,429      2,429
Marketing........................   15,251     15,080     15,865     16,678     18,628     18,628     4,333      5,670      5,670
General and administrative.......    6,385      7,477      7,545      7,510      8,917     16,528     1,980     11,251      3,841
Other operating expenses(a)......    4,558      4,308      6,286      3,385      1,648      3,368       412        794        962
Special charges(b)...............       --         --         --     13,785         --         --        --         --         --
Operating profit (loss)..........   14,504     14,905     16,190      7,114     34,419     25,088     7,418     (4,085)     3,157
Interest expense.................   11,079     10,120     12,490     12,517     12,513     24,988     3,152      7,043      6,224
Extraordinary loss, net of
  tax(c).........................       --         --     (3,239)        --         --         --        --    (10,553)        --
Net income (loss)................    3,257      3,914         68     (4,104)    14,325        148     2,943    (23,900)    (1,724)
OTHER FINANCIAL DATA:
EBITDA(d)........................   22,412     23,035     25,134     16,691     40,045     30,714     8,857     (2,454)     4,788
EBITDA margin(e).................     18.2%      17.4%      17.8%      11.5%      23.4%      18.0%     23.8%      (6.2)%     12.1%
Depreciation and amortization....    7,908      8,130      8,944      9,577      5,626      5,626     1,439      1,631      1,631
Capital expenditures.............    2,697      4,377      3,596      3,320      8,685      8,685     2,241      1,092      1,092
Cash interest expense............                                                          23,601                           4,195
Cash flow provided by
  operations.....................   10,892     14,967     10,867     18,528     21,426         --     5,682        296         --
Cash flow used by investing
  activities.....................   (2,697)    (4,377)    (3,596)    (3,320)    (8,685)        --    (2,241)    (1,092)        --
Cash flow used by financing
  activities.....................  (16,631)    (1,750)   (12,317)        --         --         --        --    (34,800)        --
Ratio of EBITDA to cash interest
  expense........................                                                             1.3x                            1.1x
Ratio of earnings to fixed
  charges(f).....................      1.4x       1.5x       1.3x        --(g)      2.9x      1.0x      2.5x        --(g)      --(g)

                                                                                           AS OF
                                                                                         MARCH 31,         AS OF
                                                                                           1997        JUNE 30, 1997
                                                                                       -------------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................................................    $  35,742        $    146
Working capital......................................................................       64,123          32,264
Total assets.........................................................................      140,816         130,792
Total debt...........................................................................      100,000         245,200
Shareholder's equity (deficit).......................................................        6,256        (143,483)

      See Notes to Summary Historical and Pro Forma Financial Information

        NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

(a) Other operating expenses consist of corporate charges and amortization of goodwill and other intangibles.

(b) Special charges for Fiscal 1996 consist primarily of write-offs associated with the Company's adoption of Statement of Financial Accounting Standards
    (SFAS) No. 121 "Accounting for Impairment of Long Lived Assets and Assets to be Disposed Of" in the fourth quarter of Fiscal 1996 ($13,345,000) -- all of which was non-cash, a loss associated with the closing of a manufacturing facility ($239,000) and the accrual of severance benefit payable to employees at such facility ($201,000). Excluding these charges, historical operating profit and net income for Fiscal 1996 would have been $20,899,000 and $7,329,000, respectively. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Fiscal 1996 compared to Fiscal 1995" and Notes 1 and 2 to the Consolidated Financial Statements included elsewhere herein.

(c) Extraordinary losses of $3,239,000 and $10,553,000, net of tax, in Fiscal 1995 and for the three months ended June 30, 1997, respectively associated with the early retirement of debt.

(d) "EBITDA," as presented, represents earnings before interest expense, other income, income taxes, depreciation and amortization. EBITDA is included because management understands that such information is considered by certain investors to be an additional basis on which to evaluate the Company's ability to pay interest, repay debt and make capital expenditures. Excluded from EBITDA are interest expense, other income, income taxes, depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's financial performance. In addition, Fiscal 1996 EDITDA has not been adjusted for the special, non-recurring charges of $13,345,000 described in Note (b) above. Had EBITDA been adjusted for these special charges, EBITDA in Fiscal 1996 would have been $30,036,000. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles. A substantial portion of the Company's EBITDA will be required to service the Company's payment obligations under the Senior Secured Credit Facility and the Notes. See "Risk Factors -- Substantial Leverage and Debt Service Obligations." In addition, the Company's use of all remaining EBITDA (after making such required debt service payments) will be limited by the applicable restrictive covenants in the Senior Secured Credit Facility and the Indenture.

(e) EBITDA margin represents EBITDA as percentages of net sales.

(f) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges for this purpose include interest expense, capitalized interest, amortization of deferred financing costs and one third of operating lease payments which are deemed to be representative of the interest factor.

(g) Earnings for Fiscal 1996, the three months ended June 30, 1997, and the three months ended June 30, 1997 on a pro forma basis were inadequate to cover fixed charges by $4,284,000, $17,777,000 and $2,928,000, respectively. Excluding the $13,785,000 special charges set forth in Note (b) above, the ratio of earnings to fixed charges for Fiscal 1996 would have been 1.75. Excluding the charges and expenses set forth in Note (i) below, the ratio of earnings to fixed charges for the three months ended June 30, 1997 on a historical basis would have been 1.0. Excluding the charges and expenses set forth in Note (i) below, earnings for the three months ended June 30, 1997 on a pro forma basis were inadequate to cover fixed charges by $1,095,000.

(h) The pro forma statements of operations data for the fiscal year ended March 31, 1997, and the three month period ended June 30, 1997 gives effect to the Transactions as though each had occurred as of April 1, 1996 and April 1, 1997, respectively. The pro forma data do not purport to be indicative of the Company's financial condition or the results that would have actually been obtained had such transactions been consummated as of the assumed dates and for the periods presented, nor are they indicative of the Company's results of the operations or financial condition for any future period or date.

(i) Net loss for the quarter ended June 30, 1997 includes pre-tax charges and expenses totalling $35,477,000 relating to (1) an extraordinary loss of $17,588,000 ($10,553,000, net of tax) associated with the retirement of debt; (2) write off of $1,674,000 of debt financing fees for the bridge loan commitment (recorded as interest expense); (3) $8,669,000 of compensation charges for stock options associated with the Transactions; (4) management cash bonus of $574,000 and (5) $6,952,000 of expenses associated with the Transactions. Excluding these charges, operating profit and net income for the quarter ended June 30, 1997 would have been $5,158,000 and $69,000, respectively. See Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, before tendering their Existing Notes for New Notes, holders of Existing Notes should consider carefully the following factors, which are generally applicable to the Existing Notes and the New Notes.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     As a result of the Transactions, the Company is highly leveraged, with indebtedness that is substantial in relation to its shareholder's equity (deficit). The Company's aggregate outstanding indebtedness and shareholders' equity (deficit) as of June 30, 1997 were $245.2 million and $(143.5) million, respectively. The Senior Secured Credit Facility and the Indenture will permit the Company to incur or guarantee certain additional indebtedness, subject to certain limitations. See "Selected Historical and Pro Forma Financial Information" and "Description of Senior Secured Credit Facility."

     The Company's high degree of leverage could have important consequences, including, but not limited to, the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (v) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or its business.

     The Company's ability to repay or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to certain financial, business and other factors, many of which are beyond the Company's control. These factors could include operating difficulties, increased operating costs, product prices, the response of competitors, regulatory developments, and delays in implementing strategic projects. The Company's ability to meet its debt service and other obligations may depend in significant part on the extent to which the Company can implement successfully its business strategy. There can be no assurance that the Company will be able to implement its strategy fully or that the anticipated results of its strategy will be realized. See "Business -- Business Strategy."

     If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, or seek to obtain additional equity capital, or to restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of principal of and interest on its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its scheduled debt service obligations. In addition, because the Company's obligations under the Senior Secured Credit Facility will bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations.

IMPACT OF SUBORDINATION OF NOTES

     The payment of principal of and interest on, and any premium or other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness (as defined) of the Company, including all amounts owing or guaranteed under the Senior Secured Credit Facility. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness of the Company has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on any or all of the Notes. See "Description of Notes -- Ranking."

IMPACT OF SECURITY UNDER SENIOR SECURED CREDIT FACILITY

     The Indenture will permit the Company to incur or have outstanding certain secured indebtedness, including indebtedness under the Senior Secured Credit Facility, which is secured by pledges of all the capital stock of the Company and each direct or indirect domestic subsidiary of the Company formed in the future and 65% of the capital stock of each direct or indirect international subsidiary of the Company and security interests in, or liens on, substantially all other tangible and intangible assets located in the United States of the Company and its domestic subsidiaries. Accordingly, if an event of default occurs under the Senior Secured Credit Facility, the lenders thereunder will have a prior right to the assets of the Company and such subsidiaries, and may foreclose upon such collateral to the exclusion of the holders of the Notes, notwithstanding the existence of an event of default with respect thereto. In such event, such assets would first be used to repay in full amounts outstanding under the Senior Secured Credit Facility, resulting in all or a portion of the Company's assets and such subsidiaries' assets being unavailable to satisfy the claims of the holders of the Notes and other unsecured indebtedness.

IMPACT OF RESTRICTIVE FINANCING COVENANTS

     The Senior Secured Credit Facility and the Indenture contain a number of significant covenants that will restrict the operations of the Company and its subsidiaries. Under the Senior Secured Credit Facility, the Company is required to comply with specified financial ratios and tests, including minimum fixed charge coverage ratios, maximum leverage ratios and minimum EBITDA requirements. There can be no assurance that the Company will be able to comply with such covenants or restrictions in the future. The Company's ability to comply with such covenants and other restrictions may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under the Senior Secured Credit Facility that would permit the lenders thereto to declare all amounts outstanding thereunder to be immediately due and payable, together with accrued and unpaid interest, and the commitments of the lenders under the Revolving Credit Facility to make further extensions of credit thereunder could be terminated.

     The Indenture contains a number of significant covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, incur liens, make investments, pay dividends or make certain other restricted payments, consummate certain asset sales, consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. See "Description of Notes -- Certain Covenants." In this regard, the Indenture provides that the Company may incur additional indebtedness for a variety of purposes, including, (i) indebtedness up to the greater of (a) $10.0 million and (b) 10% of Consolidated Tangible Assets (as defined in the Indenture) to finance the working capital needs of Foreign Subsidiaries (as defined in the Indenture), (ii) indebtedness up to the greater of (a) $7.0 million and (b) the amount equal to 7% of Consolidated Tangible Assets to finance the purchase price of certain newly acquired property and
(iii) indebtedness up to the greater of (a) $7.0 million and (b) the amount equal to 7% of Consolidated Tangible Assets to finance other corporate purposes. See "Description of Notes -- Certain Covenants." The Indenture also provides that the failure by the Company or its subsidiaries to pay when due, upon acceleration, $5.0 million or more of other indebtedness (including indebtedness under the Senior Credit Facility) will result in an event of default under the Indenture. See "Description of Notes -- Defaults." In addition, the GST Subordinated Debentures contain covenants relating to the Company are substantially identical to the covenants in the Indenture.

IMPACT OF CHANGE OF CONTROL

     The occurrence of certain of the events that would constitute a Change of Control (as defined) may result in a default, or otherwise require repayment of indebtedness, under both the Notes and the Senior Secured Credit Facility. In addition, the Senior Secured Credit Facility prohibits the repayment of indebtedness of the Notes by the Company in such an event, unless and until such time as the indebtedness under the Senior Secured Credit Facility is repaid in full. The Company's failure to make such repayments in such instances would result in a default under both the Notes and the Senior Secured Credit Facility. The inability to repay the indebtedness under the Senior Secured Credit Facility, if accelerated, would also constitute an event of default under the Indenture, which could have materially adverse consequences to the Company and to the holders of the Notes. Future indebtedness of the Company may also contain restrictions or repayment requirements with respect to certain events or transactions that could constitute a Change of Control. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Notes or the Senior Secured Credit Facility. See "Description of Notes -- Change of Control."

FRAUDULENT TRANSFER CONSIDERATIONS

     The incurrence of indebtedness by the Company, such as the Notes, may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Company incurred indebtedness, including indebtedness under the Notes, (i) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding current or future creditors or (ii) (a) the Company received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) the Company (1) was insolvent or was rendered insolvent by reason of any of the Transactions, (2) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), then such court could avoid or subordinate the amounts owing under the Notes to presently existing and future indebtedness of the Company and take other actions detrimental to the holders of the Notes.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurred the indebtedness, either (i) the sum of its debts (including contingent liabilities) is greater than its assets, at a fair valuation, or (ii) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured. There can be no assurance as to what standards a court would use to determine whether the Company was solvent at the relevant time, or whether, whatever standard was used, the Notes would not be avoided or further subordinated on another of the grounds set forth above. In rendering their opinions in connection with the initial borrowings, counsel for the Company and counsel for the lenders will not express any opinion as to the applicability of federal or state fraudulent transfer and conveyance laws.

     The Company believes that at the time the indebtedness constituting the Existing Notes were issued by the Company, the Company (i) was (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run its businesses effectively and (c) incurring debts within its ability to pay as the same mature or become due and (ii) had sufficient assets to satisfy any probable money judgment against it in any pending action. The Company believes that at the time the indebtedness constituting the New Notes will be incurred initially by the Company, the Company (i) will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run its businesses effectively and (c) incurring debts within its ability to pay as the same mature or become due and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, the Company has relied upon its analyses of internal cash flow projections and estimated values of assets and liabilities of the Company. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

RISKS RELATING TO THE COMPANY'S STRATEGY

     There can be no assurance as to the extent, if at all, that the Company's strategy will be successful.

     New Product Introduction. The success of new product introductions is dependent on several factors, including proper new product selection, timely completion and introduction of new product designs, quality of new products and market acceptance. It also may require substantial expenditures. There can be no assurances that constraints on the Company's financial resources will not adversely affect its ability to develop and market new products. In addition, although the Company attempts to determine the specific needs of new markets, there can be no assurance that the identified markets will in fact materialize or that the Company's future products designed for these markets will gain substantial market acceptance. See "Business -- Business Strategy."

     International Operations. The Company's efforts to increase international sales may be adversely affected by, among other things, changes in foreign import restrictions and regulations, taxes, currency exchange rates, currency and monetary transfer restrictions and regulations and economic and political changes in the foreign nations to which the Company's products are exported. Although the Company's international operations have generally been profitable in the past, there can be no assurance that one or more of these factors will not have a material adverse effect on the Company's financial position or results of operations in the future. In addition, the Company has not registered its significant trademarks in all foreign jurisdictions in which it does business and there can be no assurance that attempts at registration in such foreign jurisdictions would be successful.

     Acquisitions. The Senior Secured Credit Facility limits the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. In addition, any acquisitions that the Company may make would involve risks, including the successful integration and management of acquired technology, operations and personnel. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management attention from ongoing business concerns. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such transactions and, if any acquisitions are so made or formed, that they will be successful.

PATENTS, TRADEMARKS AND LICENSES

     The Company relies on a combination of copyright, trademark and patent laws to protect its intellectual property rights, and to a significant degree, on trade secrets, confidentiality procedures and contractual provisions, which may afford more limited legal protections. In addition, the laws of some foreign jurisdictions may provide less protection than the laws of the United States for the Company's proprietary rights.

     Many of the Company's products are sold under the Telex(R) trademark. Memorex Telex Corporation ("MT") has granted the Company the right to use the Telex(R) trademark pursuant to a perpetual royalty-free license. On October 15, 1996, MT filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. While the Company's ability to enforce such license could be adversely affected by such filing, the Company does not believe that its rights under such license will be materially impaired by such filing. The Company believes, however, that if its rights to such trademark were determined to be impaired or unenforceable, there would be a material adverse effect on the Company's business. See "Business -- Patents, Trademarks and Licenses."

IMPACT OF SIGNIFICANT COMPETITION

     Most of the markets in which the Company competes are highly competitive and fragmented, with many of the Company's current competitors being generally smaller than the Company. However, certain of the Company's competitors are substantially larger than the Company and have greater financial resources. The Company faces meaningful competition in most of its major product categories or markets. See "Business -- Strategic Business Units." As the Company develops new products and enters new markets it may encounter new competitors, and other manufacturers and suppliers who currently do not offer competing products may enter the markets in which the Company currently operates. Such new competitors may be larger, offer broader product lines and have substantially greater financial and other resources than the Company. Such competition could negatively affect pricing and gross margins. Although the Company has historically competed successfully in its various markets, there can be no assurance that it will be able to continue to do so or that the Company will be able to compete successfully in new markets.

CONTROL OF THE COMPANY

     Upon the occurrence of the Recapitalization, G-II, which is a wholly owned subsidiary of GSCP and certain coinvestors, became the owner of approximately 80% of the issued and outstanding common stock of Holdings on a fully diluted basis (giving effect to the Rollover Options), which in turn owns all of the common stock of the Company. Accordingly, GSCP controls the Company and has the power to elect all of the Company's directors, appoint new management and approve any action requiring the approval of the holders of the Company's common stock, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. GSCP is an affiliate of Travelers Group Inc., which wholly owns the general partner of GSCP's general partner. From time to time, GSCP considers possible combinations or dispositions of its portfolio companies as a means of optimizing investment value. See "Management" and "Ownership of Capital Stock."

     On February 10, 1997, a wholly owned subsidiary of GSCP acquired EV International, Inc. ("EVI"). EVI manufactures and markets a comprehensive range of products worldwide for professional audio systems, including microphones, mixing consoles, signal processors, amplifiers and loud speakers. The Company and EVI do not currently have a business relationship, and although it is possible that they, together with GSCP, may explore building such a relationship or combining their businesses, there are no current plans or other arrangements to do so.

RELATIONSHIP WITH THE LIBRARY OF CONGRESS

     The Company has provided talking book players to the Library of Congress for over 20 years and has historically generated a substantial portion of its revenue from sales to the Library of Congress. During Fiscal 1997, approximately 9.5% of the Company's net sales were derived from a contract with the Library of Congress for the provision of talking book tape players. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company expects to ship the last installment of talking book tape players under its current contract with the Library of Congress in Fiscal 1998. While the Company believes that the Library of Congress will award additional contracts to purchase tape players based on the talking book technology for the foreseeable future, there can be no assurance that this will be the case. In addition, the Library of Congress' contract provides for termination of the contract at its convenience. As a result, the Company's sales could be adversely affected by changes in the Library of Congress' policy. The Library of Congress' contract also has complex, legally mandated accounting and other procedural requirements, violations of which could result in prospective suspension or debarment from federal contracts as well as other sanctions. See "Business -- Strategic Business Units -- RF/Communications Group."

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, local and foreign environmental laws and regulations including those governing the use, discharge and disposal of hazardous substances in the ordinary course of its manufacturing process. Although management believes that its current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to the Company's facilities or operations.

     The Company is party to a 1988 consent decree with the predecessor to the Nebraska Department of Environmental Quality ("NDEQ") relating to the cleanup of hazardous waste at the Company's Lincoln, Nebraska facility. In connection with ongoing monitoring and cleanup activities at the site and on adjacent property, the Company has received from the NDEQ three notices of noncompliance (all of which related to the same underlying matter). The Company is in discussions with the NDEQ regarding future actions but does not believe that the costs related to its responsibilities at the site will result in a material adverse effect on the Company's operating income or financial condition. NDEQ and the U.S. Environmental Protection Agency also have requested the Company to take action in connection with a post-closure permit and possibly to perform additional remediation at the site. The Company is not able at this time to determine the amount of additional expenses, if any, that may be incurred by the Company as a result of these actions.

     The Company believes that compliance with current federal, state and local environmental protection laws and provisions should not have a material adverse effect on the operating income or financial condition of the Company. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures. See "Business -- Environmental Matters."

INCOME TAX AUDIT

     The Internal Revenue Service (the "IRS") has conducted an audit of Holdings and its subsidiaries with respect to taxable years 1990, 1991 and 1992. The IRS has proposed several substantial adjustments related primarily to: (a) the amortization of acquired intangible assets acquired in 1989 and 1990, (b) amortization of financing costs incurred in connection with a Fiscal 1990 acquisition, and (c) deduction of fees paid for management services rendered by a former shareholder. If the IRS positions are upheld, the Company will owe additional income taxes (including the carryover impact of the adjustment on subsequent years) and interest totaling approximately $14.8 million as of March 31, 1997. The Company based its intangible asset amortization deductions on market values and useful lives determined by independent appraisal firms. During the course of the IRS' audit, the IRS offered to settle the intangible asset amortization issues based on the terms of its National Settlement Offer Program which the IRS introduced in an attempt to resolve its outstanding intangible amortization disputes. Because the Company believes that its calculation of its amortization deduction is in accordance with the tax laws in existence at the time of the acquisitions and that the IRS' settlement offer was inadequate, the Company declined to accept the IRS' offer. The Company further believes that the accounting under Statement of Financial Accounting Standards No. 109 resulting from any likely adjustment imposed by the IRS relating to the proposed IRS adjustments would not result in a material adjustment to current earnings, because it would be recorded principally as an adjustment to goodwill. The IRS is also currently conducting an audit of Holdings and its subsidiaries with respect to taxable years 1993, 1994 and 1995.

RELIANCE ON SINGLE SOURCE SUPPLIERS

     The Company's manufacturing operations primarily consist of assembly of components and subassemblies that it manufactures or purchases from a variety of sources. Although most components and subassemblies that the Company uses are obtained, or are reasonably available, from numerous sources, certain of its products and components, such as certain components used in hearing aids, specialized tape decks for talking book players, certain magnetic heads for tape duplication equipment, and certain other electronic components, are currently obtained only from single suppliers. The Company currently purchases such components on a purchase order basis in order to meet its anticipated demand, generally for a three to six month period. The Company has to date experienced only minor interruptions in the supply of these components, none of which has adversely affected its operations in a material way. The Company generally receives adequate notice of any potential disruption in the supply of sole sourced components to ensure sufficient time to procure alternative sourcing. An interruption in supply from any of the Company's single source suppliers in the future, however, could result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations. See "Business -- Suppliers."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part on the Company's senior management and its ability to attract and retain other highly qualified management personnel. There can be no assurance that the Company will be successful in hiring or retaining key personnel. The Company has entered into employment agreements with certain of its senior managers in connection with the Transactions. See "Management -- Employment Agreements."

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

     To the extent that Existing Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered or tendered but not accepted Existing Notes could be adversely affected. Because the Company anticipates that most holders of the Existing Notes will elect to exchange such Existing Notes for New Notes due to the absence of restrictions on the resale of New Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Existing Notes remaining after the consummation of the Exchange Offer may be substantially limited. The New Notes are new securities for which there presently is no established market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the New Notes, the Initial Purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation of the New Notes through the National Association of Securities Dealers Automated Quotation System. See "Transfer Restrictions" and "Plan of Distribution."

     The liquidity of, and trading market for, the New Notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

                                USE OF PROCEEDS

     There will be no cash proceeds payable to the Company from the issuance of the New Notes pursuant to the Exchange Offer. The proceeds of the Offering, together with the GST Equity Investment, approximately $122.3 million of the aggregate proceeds under the Senior Secured Credit Facility and the cash and cash equivalents of the Company as of immediately prior to the Effective Time ("Closing Cash"), were used to (i) repurchase the Telex Notes, (ii) pay the Tender Offer premium and consent fee of $18.3 million, including accrued interest on the Telex Notes, (iii) pay approximately $253.9 million of Recapitalization Consideration and (iv) pay approximately $20.0 million of transaction fees and expenses.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 and June 30, 1997. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical and Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                               MARCH 31, 1997     JUNE 30, 1997
                                                               --------------     -------------
                                                                        (IN THOUSANDS)
    Cash and cash equivalents................................     $ 35,742          $     146
                                                                  ========          =========
    Long-term debt (including current portion):
         Telex Notes.........................................      100,000                 --
         Revolving Credit Facility(a)........................           --              5,200
         Term Loan Facility(b)...............................           --            115,000
         The Notes...........................................           --            125,000
                                                                  --------          ---------
              Total long-term debt...........................      100,000            245,200
    Total common shareholder's equity (deficit)..............        6,256           (143,483)
                                                                  --------          ---------
    Total capitalization.....................................     $106,256          $ 101,717
                                                                  ========          =========

---------------
(a) Borrowings of up to $25.0 million under the Revolving Credit Facility are available for working capital and general corporate purposes, including up to $10.0 million for letters of credit. As of June 30, 1997, the Company's unused availability under the Revolving Credit Facility was approximately $15.3 million, subject to borrowing base limitations. See "Description of Senior Secured Credit Facility."

(b) The Term Loan Facility consists of the Tranche A Term Loan Facility and the Tranche B Term Loan Facility. The Tranche A Term Loan Facility matures in 2002, and requires quarterly principal payments by the Company until maturity. The Tranche B Term Loan Facility matures in 2004, and requires quarterly principal payments by the Company until maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Use of Proceeds" and "Description of Senior Secured Credit Facility."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Consolidated Statements of Operations of the Company for the year ended March 31, 1997 and the three months ended June 30, 1997 have been prepared to reflect the consummation of the Transactions. The Unaudited Pro Forma Consolidated Statements of Operations for the year ended March 31, 1997 and the three months ended June 30, 1997 have been prepared as if such Transactions occurred as of April 1, 1996 and April 1, 1997, respectively. The Pro Forma Consolidated Financial Information is unaudited and not necessarily indicative of the results that would have actually occurred if the Transactions had been consummated on such dates, or results which may be obtained in the future. The pro forma adjustments, as described in the Notes to the Consolidated Unaudited Pro Forma Consolidated Statements of Operations, are based on available information and upon certain assumptions that the Company believes are reasonable. The Pro Forma Consolidated Financial Information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto, included elsewhere in this Prospectus.

     The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical consolidated financial statements for the periods noted. The Transactions have been accounted for as a recapitalization which will have no impact on the historical basis of assets and liabilities. The pro forma financial data reflects the fact that (i) there were no dissenting shareholders to the Transactions and (ii) all of the Telex Notes were repurchased in the Tender Offer.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           PRO FORMA
                                                          HISTORICAL     ADJUSTMENTS(a)     PRO FORMA
                                                          ----------     --------------     ---------
Net sales...............................................   $ 170,881        $               $ 170,881
Cost of goods sold......................................      99,624                           99,624
                                                            --------        --------         --------
                                                              71,257                           71,257
Operating expenses:
  Engineering and development...........................       7,645                            7,645
  Marketing.............................................      18,628                           18,628
  General and administrative............................       8,917           7,611(b)        16,528
  Corporate charges.....................................          --           1,720(b)         1,720
  Amortization of goodwill and other intangibles........       1,648                            1,648
                                                            --------        --------         --------
                                                              36,838           9,331           46,169
                                                            --------        --------         --------
Operating profit........................................      34,419          (9,331)          25,088
Interest expense........................................     (12,513)        (12,475)(c)      (24,988)
Other income............................................       1,671          (1,435)(d)          236
                                                            --------        --------         --------
Income before taxes.....................................      23,577         (23,241)             336
Provision for income taxes..............................       9,252          (9,064)(f)          188
                                                            --------        --------         --------
  Net income............................................   $  14,325        $(14,177)       $     148
                                                            ========        ========         ========
Other data:
  EBITDA(g).............................................   $  40,045                        $  30,714
  EBITDA margin(h)......................................        23.4%                            18.0%

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           PRO FORMA
                                                          HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                          ----------     --------------     ---------
Net sales...............................................   $  39,544        $               $  39,544
Cost of goods sold......................................      23,485                           23,485
                                                            --------        --------         --------
                                                              16,059                           16,059
Operating expenses:
  Engineering and development...........................       2,429                            2,429
  Marketing.............................................       5,670                            5,670
  General and administrative............................      11,251          (7,410)(a)        3,841
  Corporate charges.....................................         262             168(b)           430
  Amortization of goodwill and other intangibles........         532                              532
                                                            --------        --------         --------
                                                              20,144          (7,242)          12,902
                                                            --------        --------         --------
Operating profit (loss).................................      (4,085)          7,242            3,157
Interest expense........................................      (7,043)            819(c)        (6,224)
Other income............................................         303            (164)(d)          139
Transactions expense....................................      (6,952)          6,952(e)            --
                                                            --------        --------         --------
Loss before taxes.......................................     (17,777)         14,849           (2,928)
Benefit from income taxes...............................      (4,430)          3,226(f)        (1,204)
                                                            --------        --------         --------
Net loss before extraordinary item......................     (13,347)         11,623           (1,724)
Extraordinary loss on early retirement of debt, net of
  tax...................................................     (10,553)         10,553(a)            --
                                                            --------        --------         --------
  Net loss..............................................   $ (23,900)       $ 22,176        $  (1,724)
                                                            ========        ========         ========
Other data:
  EBITDA(g).............................................   $  (2,454)                       $   4,788
                                                           ---------                        ---------
  EBITDA margin(h)......................................        (6.2)%                           12.1%
                                                           ---------                        ---------

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a) The pro forma adjustments for the period ended March 31, 1997 exclude the extraordinary loss related to the early retirement of debt ($10,553,000, net of tax), the Transactions expenses and the non-cash compensation charge of $7,410,000 associated with the change in vesting terms of the Rollover Options. Such amounts have been recorded in the historical Consolidated Statement of Operations for the three month period ended June 30, 1997, and as a result, are included in the pro forma adjustments for that period.

(b) Reflects management fees charged to the Company by GSCP, management bonuses that will be incurred by the Company under its new incentive program and non-cash compensation charges that will be incurred by the Company related to a new option plan adopted by the Company on the Recapitalization Closing Date (see "Management -- 1997 Stock Option Plan") (in thousands):

                                                                            THREE MONTHS
                                                             YEAR ENDED        ENDED
                                                             MARCH 31,        JUNE 30,
                                                                1997            1997
                                                             ----------     ------------
    Management fee charged to the Company..................   $  1,720        $    168
                                                              ========        ========

    Estimated costs under management incentive program.....        280              --*
    Non-cash compensation charge under a new option
      program..............................................      5,041              --*
    Cash compensation bonus program........................      2,290              --*
                                                              --------        --------
              Additional selling, general and
                administrative expenses....................   $  7,611        $     --
                                                              ========        ========

* The Fiscal 1998 management incentive, new option and cash compensation bonus programs are based upon the achievement of Fiscal 1998 performance targets. As such, the Company has reflected a full quarter of expenses related to these items in the historical June 30, 1997 statement of operations.

(c) Reflects net pro forma interest expense adjustment associated with the issuance of the following securities and transactions (in thousands):

                                                                            THREE MONTHS
                                                             YEAR ENDED        ENDED
                                                             MARCH 31,        JUNE 30,
                                                                1997            1997
                                                             ----------     ------------
    Elimination of interest on the Telex Notes.............   $(11,967)       $ (1,200)
    Elimination of amortization of deferred financing costs
      related to the Telex Notes...........................       (359)            (28)
    Elimination of the write off of deferred financing
      costs related to the bridge loan commitment..........         --          (1,674)
    Interest expense with respect to the Senior Secured
      Credit Facility and the Notes at a weighted average
      interest rate of 9.49% and 9.52%, respectively.......     23,433           1,968
    Amortization of deferred financing costs related to the
      Transactions.........................................      1,368             115
                                                              --------        --------
              Total pro forma interest expense
                adjustment.................................   $ 12,475        $   (819)
                                                              ========        ========

     A 0.5% increase or decrease in the assumed weighted average interest rate on the Senior Secured Credit Facility would change pro forma interest expense by $609,000 for the year ended March 31, 1997 and by $152,000 for the three months ended June 30, 1997.

(d) Reflects historical interest income that would not have been earned by the Company had the Company's cash been used to finance the Transactions.

(e) Reflects the expenses associated with the Transactions.

(f) Reflects the pro forma income tax provision (benefit) associated with pro forma adjustments at an assumed tax rate of 39% for the year ended March 31, 1997 and 22% for the quarter ended June 30, 1997. No tax benefit for book purposes has been provided for the tax compensation expense, resulting from the exercise of management options, as the tax benefit is recorded directly in equity.

(g) EBITDA, as presented, represents earnings before interest expense, other income, income taxes, depreciation and amortization. EBITDA is included because management understands that such information is considered by certain investors to be an additional basis on which to evaluate the Company's ability to pay interest expense, repay debt and make capital expenditures. Excluded from EBITDA are interest, other income, income taxes, depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's financial performance. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles. A substantial portion of the Company's EBITDA will be required to service the Company's payment obligations under the Senior Secured Credit Facility and the Notes. See "Risk Factors -- Substantial Leverage and Debt Service Obligations." In addition, the Company's use of all remaining EBITDA (after making such required debt service payments) will be limited by the applicable restrictive covenants in the Senior Secured Credit Facility and the Indenture.

(h) EBITDA margin represents EBITDA as percentages of net sales.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth selected historical financial data of the Company for each of the five fiscal years during the period ended March 31, 1997 and the three months ended June 30, 1996 and 1997. The selected historical financial data set forth below with respect to fiscal years ended March 31, 1995, 1996 and 1997, are derived from the consolidated financial statements included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The selected historical financial data with respect to the fiscal years ended March 31, 1993 and 1994 are derived from the consolidated financial statements of the Company that are not included in this Prospectus. The data presented for the three months ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The pro forma financial data have been derived from the Unaudited Pro Forma Consolidated Financial Information and the related notes thereto included elsewhere in this Prospectus. The pro forma information does not purport to represent what the Company's results would have actually been if the Transactions had occurred on the dates indicated nor does such information purport to project the results of the Company for any future period. The summary financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical and Pro Forma Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                               FISCAL YEAR ENDED MARCH 31,                          THREE MONTHS ENDED JUNE 30,
                           --------------------------------------------------------------------    ------------------------------
                                                                                         PRO                                Pro
                                                                                        FORMA                              Forma
                             1993        1994        1995        1996        1997      1997(h)      1996      1997(i)     1997(h)
                           --------    --------    --------    --------    --------    --------    -------    --------    -------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Net sales................. $122,827    $132,389    $141,572    $145,348    $170,881    $170,881    $37,204    $ 39,544    $39,544
Gross profit..............   45,055      47,148      52,024      55,228      71,257      71,257     15,871      16,059     16,059
Engineering and
  development.............    4,357       5,378       6,138       6,756       7,645       7,645      1,728       2,429      2,429
Marketing.................   15,251      15,080      15,865      16,678      18,628      18,628      4,333       5,670      5,670
General and
  administrative..........    6,385       7,477       7,545       7,510       8,917      16,528      1,980      11,251      3,841
Other operating
  expenses(a).............    4,558       4,308       6,286       3,385       1,648       3,368        412         794        962
Special charges(b)........       --          --          --      13,785          --          --         --          --         --
Operating profit (loss)...   14,504      14,905      16,190       7,114      34,419      25,088      7,418      (4,085)     3,157
Interest expense..........   11,079      10,120      12,490      12,517      12,513      24,988      3,152       7,043      6,224
Extraordinary loss, net of
  tax(c)..................       --          --      (3,239)         --          --          --         --     (10,553)        --
Net income (loss).........    3,257       3,914          68      (4,104)     14,325         148      2,943     (23,900)    (1,724)
OTHER FINANCIAL DATA:
EBITDA(d).................   22,412      23,035      25,134      16,691      40,045      30,714      8,857      (2,454)     4,788
EBITDA margin(e)..........     18.2%       17.4%       17.8%       11.5%       23.4%       18.0%      23.8%       (6.2)%     12.1%
Depreciation and
  amortization............    7,908       8,130       8,944       9,577       5,626       5,626      1,439       1,631      1,631
Capital expenditures......    2,697       4,377       3,596       3,320       8,685       8,685      2,241       1,092      1,092
Cash interest expense.....                                                               23,601                             4,195
Cash flow provided by
  operations..............   10,892      14,967      10,867      18,528      21,426          --      5,682         296         --
Cash flow used by
  investing activities....   (2,697)     (4,377)     (3,596)     (3,320)     (8,685)         --     (2,241)     (1,092)        --
Cash flow used by
  financing activities....  (16,631)     (1,750)    (12,317)         --          --          --         --     (34,800)        --
Ratio of EBITDA to cash
  interest expense........                                                                  1.3x                              1.1x
Ratio of earnings to fixed
  charges(f)..............      1.4x        1.5x        1.3x         --(g)      2.9x        1.0x       2.5x         --(g)      --(g)

                                                                                                       AS OF            AS OF
                                                                                                   MARCH 31, 1997   JUNE 30, 1997
                                                                                                   --------------   -------------
BALANCE SHEET DATA:
Cash and cash equivalents........................................................................     $ 35,742        $     146
Working capital..................................................................................       64,123           32,264
Total assets.....................................................................................      140,816          130,792
Total debt.......................................................................................      100,000          245,200
Shareholder's equity (deficit)...................................................................        6,256         (143,483)

      See Notes to Selected Historical and Pro Forma Financial Information

        NOTES TO SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

(a) Other operating expenses consist of corporate charges and amortization of goodwill and other intangibles.

(b) Special charges for Fiscal 1996 consist primarily of write-offs associated with the Company's adoption of Statement of Financial Accounting Standards
    (SFAS) No. 121 "Accounting for Impairment of Long Lived Assets and Assets to be Disposed Of" in the fourth quarter of Fiscal 1996 ($13,345,000) -- all of which was non-cash, a loss associated with the closing of a manufacturing facility ($239,000) and the accrual of severance benefit payable to employees at such facility ($201,000). Excluding these charges, historical operating profit and net income for Fiscal 1996 would have been $20,899,000 and $7,329,000, respectively. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Fiscal 1996 compared to Fiscal 1995" and Notes 1 and 2 to the Consolidated Financial Statements included elsewhere herein.

(c) Extraordinary losses of $3,239,000 and $10,553,000, net of tax, in Fiscal 1995 and for the three months ended June 30, 1997, respectively associated with the early retirement of debt.

(d) "EBITDA," as presented, represents earnings before interest expense, other income, income taxes, depreciation and amortization. EBITDA is included because management understands that such information is considered by certain investors to be an additional basis on which to evaluate the Company's ability to pay interest, repay debt and make capital expenditures. Excluded from EBITDA are interest expense, other income, income taxes, depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's financial performance. In addition, Fiscal 1996 EBITDA has not been adjusted for the special, non-recurring charges of $13,345,000 described in Note (b) above. Had EBITDA been adjusted for these special charges, EBITDA in Fiscal 1996 would have been $30,036,000. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles. A substantial portion of the Company's EBITDA will be required to service the Company's payment obligations under the Senior Secured Credit Facility and the Notes. See "Risk Factors -- Substantial Leverage and Debt Service Obligations." In addition, the Company's use of all remaining EBITDA (after making such required debt service payments) will be limited by the applicable restrictive covenants in the Senior Secured Credit Facility and the Indenture.

(e) EBITDA margin represents EBITDA as percentages of net sales.

(f) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges for this purpose include interest expense, capitalized interest, amortization of deferred financing costs and one third of operating lease payments which are deemed to be representative of the interest factor.

(g) Earnings for Fiscal 1996, the three months ended June 30, 1997, and the three months ended June 30, 1997 on a pro forma basis were inadequate to cover fixed charges by $4,284,000, $17,777,000 and $2,928,000, respectively. Excluding the $13,785,000 special charges set forth in Note (b) above, the ratio of earnings to fixed charges for Fiscal 1996 would have been 1.75. Excluding the charges and expenses set forth in Note (i) below, the ratio of earnings to fixed charges for the three months ended June 30, 1997 on a historical basis would have been 1.0. Excluding the charges and expenses set forth in Note (i) below, earnings for the three months ended June 30, 1997 on a pro forma basis were inadequate to cover fixed charges by $1,095,000.

(h) The pro forma statements of operations data for the fiscal year ended March 31, 1997, and the three month period ended June 30, 1997 gives effect to the Transactions as though each had occurred as of April 1, 1996 and April 1, 1997, respectively. The pro forma data do not purport to be indicative of the Company's financial condition or the results that would have actually been obtained had such transactions been consummated as of the assumed dates and for the periods presented, nor are they indicative of the Company's results of the operations or financial condition for any future period or date.

(i) Net loss for the quarter ended June 30, 1997 includes pre-tax charges and expenses totalling $35,477,000 relating to (1) an extraordinary loss of $17,588,000 ($10,553,000, net of tax) associated with the retirement of debt; (2) write off of $1,674,000 of debt financing fees for the bridge loan commitment (recorded as interest expense); (3) $8,669,000 of compensation charges for stock options associated with the Transactions; (4) management cash bonus of $574,000 and (5) $6,952,000 of expenses associated with the Transactions. Excluding these charges, operating profit and net income for the quarter ended June 30, 1997 would have been $5,158,000 and $69,000, respectively. See Note 4 to the Condensed Consolidated Financial Statements included elsewhere herein.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations covers periods before completion of the Transactions. As a result of the Transactions, the Company has entered into new financing arrangements and has a different capital structure. Accordingly, the results of operations for the three months ended June 30, 1997 are not comparable to the three months ended June 30, 1996. See "The Recapitalization," "Capitalization" and "Description of Senior Secured Credit Facility." For further discussion relating to the impact that the Transactions may have had on the Company, see "Risk Factors," "Selected Historical and Pro Forma Financial Information," "Pro Forma Consolidated Financial Information," "The Recapitalization" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

     The Company is a wholly-owned subsidiary of Holdings. Holdings has no operations and its principal asset is its investment in the Company. The Company designs, manufactures and markets sophisticated audio, visual and multimedia communications equipment for commercial, professional and industrial customers. The Company offers a broad product line that includes advanced intercom systems, wired and wireless microphones, headsets, multimedia presentation products, audio cassette duplicators and hearing aids. The Company focuses on commercial, professional and industrial markets.

     The predecessor company of the Company was founded in 1936 as a manufacturer and distributor of hearing aid products and from 1973 to 1988, operated as a wholly owned subsidiary of the Telex Corporation. In 1988, the Telex Corporation was purchased by Memorex Telex N.V. ("Memorex"). In May 1989, Memorex sold the assets that comprised the Company's business to Holdings and the Company in a leveraged transaction (the "1989 Transaction"). See "-- Fiscal 1995 Compared to Fiscal 1994."

     Pursuant to the Recapitalization Agreement, all of the outstanding shares of Holdings Common Stock and options and warrants to acquire Holdings Common Stock (other than the Rollover Shares and Rollover Options) were converted into the right to receive an aggregate amount of cash equal to approximately $253.9 million. The Rollover Shares and Rollover Options have an aggregate value of $21.2 million, which represents an approximate 14.3% equity interest in Holdings on a non-diluted basis and 20.6% on a fully diluted basis.

     In connection with the Transactions, Holdings completed the tender offer to repurchase all the Company's $100.0 million aggregate outstanding principal amount of the Telex Note including premium and consent fees along with accrued interest for $118.3 million. The Company recorded the bond premium, consent and tender fees along with the write-off of deferred financing costs, which totalled $17.6 million ($10.6 million net of income taxes) in the first quarter of Fiscal 1998 as an extraordinary loss on the early retirement of debt.

     The Transactions were financed by (i) $108.4 million of new equity provided by GSCP and certain other co-investors, (ii) the Rollover Shares and Rollover Options valued at $21.2 million, (iii) the issuance of a $140.0 million Senior Secured Credit Facility consisting of (a) a $115.0 million Term Loan Facility, all of which was drawn at closing and (b) a $25.0 million Revolving Credit Facility, of which $5.0 million was drawn at closing, (iv) $125.0 million of Notes, and (v) $36.5 million of available cash of the Company.

     Pursuant to the Transactions, the basis of all assets and liabilities will be retained for financial reporting purposes, and the repurchases of existing Holdings Common Stock and issuance of new Holdings Common Stock have been accounted for as equity transactions.

     Compensation expense of $7.4 million related to the extension of terms on the Rollover Options was recognized in the first quarter of Fiscal 1998. In addition, as part of the Transactions, the Company granted options to purchase shares of Holdings' Common Stock at a discount from fair value to certain management employees. Included in these option grants are 198,200 options which have certain performance requirements for vesting to occur. The total discount of $9.4 million will be recognized as compensation expense over the vesting or performance period of the options, generally three to five years. During the first quarter of Fiscal

1998, the Company recognized $1.3 million of compensation expense related to these option grants. The number of shares reflects a 20-for-1 stock split that became effective June 25, 1997.

     As a result of the Transactions, the Company's consolidated indebtedness at June 30, 1997 increased to $245.2 million, compared to $100.0 million at March 31, 1997. See "Description of Notes" and "Description of Senior Secured Credit Facility."

     Principal and interest payments under the Senior Secured Credit Facility and the Notes represent significant liquidity requirements for the Company. Pursuant to the Term Loan Facility, the Company is required to make permanent principal payments under (i) the $50.0 million Tranche A Term Loan Facility, $3.5 million, $8.0 million, $8.0 million, $9.0 million, $13.0 million and $8.5 million of which is payable in each of Fiscal 1998, 1999, 2000, 2001, 2002 and 2003 (which has a final maturity date of November 6, 2002), respectively, and
(ii) the $65.0 million Tranche B Term Loan Facility, $0.3 million, $0.5 million, $0.5 million, $0.5 million, $0.5 million, $12.8 million, $31.3 million and $18.8 million of which is payable in each of Fiscal 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 (which has a final maturity date of November 6, 2004), respectively. In addition, under the terms of the Senior Secured Credit Facility, the Company is required to make mandatory prepayments with (i) non-ordinary asset sale proceeds, (ii) any additional indebtedness and equity proceeds (with certain exceptions) and (iii) with 75% of the excess cash flow of the Company and its subsidiaries for each fiscal year commencing on April 1, 1997 and each fiscal year thereafter. Outstanding balances under the Senior Secured Credit Facility will bear interest at floating rates based upon the interest rate option selected by the Company; therefore, the Company's financial condition is and will continue to be affected by changes in prevailing interest rates.

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for Impairment of LongLived Assets and Assets to be Disposed Of" in the fourth quarter of Fiscal 1996. During Fiscal 1996, several business conditions changed for the Company including the discontinuance of a number of product lines and the closing of one of the Company's manufacturing facilities which was intended to provide the Company with a greater level of manufacturing efficiency. These changing business conditions had a potential impact on the realizability of virtually all of the Company's long-lived assets, including property, plant, equipment, identifiable intangible assets, and the goodwill that was allocable to these assets. Accordingly, the Company evaluated the ongoing value of each of these asset categories which related to all of the Company's operating segments. Assets were grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Based on this evaluation, the Company determined that assets to be held with a carrying value of $18.4 million were impaired and wrote them down by $13.3 million to their fair value. Fair value was generally based on estimated future cash flows associated with each of the assets, discounted at a market rate of interest. As a result of the reduced carrying amount of these assets, depreciation and amortization expense was reduced by approximately $2.8 million in Fiscal 1997.

     This charge resulted primarily from a change in the Company's accounting policy for evaluating and measuring impairment. Under the Company's previous accounting policy, each of the Company's operating segments' long-lived assets to be held and used in the business were evaluated for impairment if the segment was incurring operating losses or was expected to incur operating losses in the future. Because of strong operating profit history and favorable prospects for each segment, no impairment evaluation had been required in Fiscal 1995. Considerable management judgment is necessary to estimate future discounted cash flows. Accordingly, it is reasonably possible that the estimated discounted future cash flows may change in the near term resulting in the need to write these assets down further. The discounted market rate of interest used in determining the fair value of assets written down in Fiscal 1996 under SFAS 121 was 18%. The basis for the Company's discount rate is represented by its cost of capital, adjusted for the risk associated with the expected rate of return. The discount rate for Fiscal 1997 remained unchanged at 18% and was approximately 16% for the quarter ended June 30, 1997. There was no identified impairment during Fiscal 1997 or the quarter ended June 30, 1997.

     The Company also plans to sell its manufacturing facility in LeSueur, Minnesota and has recorded a loss of $0.2 million, representing the estimated sales value, less the carrying value of the assets and related selling costs. The Company also accrued $0.2 million in Fiscal 1996 for severance benefits payable to employees at the facility, substantially all of which was paid in Fiscal 1997. See "Business -- Production and Facilities."

RESULTS OF OPERATIONS

     The following tables set forth, for the periods indicated, the Company's net sales in thousands of dollars and statement of operations, expressed as a percentage of net sales:

                                                                            THREE MONTHS ENDED
                                          FISCAL YEAR ENDED MARCH 31,            JUNE 30,
                                        --------------------------------    ------------------
                                          1997        1996        1995       1997       1996
                                        --------    --------    --------    -------    -------
    Net Sales:
      Professional Sound and
         Entertainment................  $ 58,870    $ 52,637    $ 49,673    $13,985    $13,683
      Multimedia/Audio
         Communications...............    61,897      45,031      37,198     13,543     11,790
      RF/Communications...............    25,320      25,000      33,052      5,508      5,768
      Hearing Instruments.............    24,794      22,680      21,649      6,508      5,963
                                        --------    --------    --------    --------   --------
              Total net sales.........  $170,881    $145,348    $141,572    $39,544    $37,204
                                        ========    ========    ========    ========   ========

    Net Sales:
      Professional Sound and
         Entertainment................      34.5%       36.2%       35.1%      35.4%      36.8%
      Multimedia/Audio
         Communications...............      36.2        31.0        26.3       34.2       31.7
      RF/Communications...............      14.8        17.2        23.3       13.9       15.5
      Hearing Instruments.............      14.5        15.6        15.3       16.5       16.0
                                        --------    --------    --------    --------   --------
              Total net sales.........     100.0       100.0       100.0      100.0      100.0
    Cost of sales.....................      58.3        62.0        63.3       59.4       57.3
                                        --------    --------    --------    --------   --------
    Gross profit......................      41.7        38.0        36.7       40.6       42.7
                                        --------    --------    --------    --------   --------

    Engineering and development.......       4.5         4.6         4.4        6.1        4.6
    Marketing.........................      10.9        11.5        11.2       14.3       11.7
    General and administrative........       5.2         5.2         5.3       28.5        5.3
    Amortization of goodwill and
      intangibles.....................       1.0         2.3         2.5        1.3        1.1
    Corporate charges.................        --          --         1.9         .7         --
    Special charges...................        --         9.5          --         --         --
                                        --------    --------    --------    --------   --------
    Total operating expense...........      21.6        33.1        25.3       50.9       22.7
                                        --------    --------    --------    --------   --------
    Operating profit (loss)...........      20.1         4.9        11.4      (10.3)      20.0

    Interest expense..................      (7.3)       (8.6)       (8.8)     (17.8)      (8.5)
    Other income (expense)............       1.0         0.8         0.3        0.7        1.0
    Transactions expense..............        --          --          --      (17.6)        --
                                        --------    --------    --------    --------   --------
    Income (loss) before income
      taxes...........................      13.8        (2.9)        2.9      (45.0)      12.5
    Provision (benefit) for income
      taxes...........................       5.4        (0.1)        0.6      (11.2)       4.6
                                        --------    --------    --------    --------   --------
    Income (loss) before extraordinary
      item............................       8.4        (2.8)        2.3      (33.8)       7.9
    Extraordinary loss on early
      retirement of debt, net of
      income taxes....................        --          --        (2.3)     (26.7)        --
                                        --------    --------    --------    --------   --------
    Net income (loss).................       8.4%       (2.8)%       0.1%     (60.5)%      7.9%
                                        ========    ========    ========    ========   ========

THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
1996

     Net sales increased $2.3 million (6.3%) over the same period last year due to increased shipments in three of the Company's four business units.

     Net sales of Professional Sound and Entertainment products increased $0.3 million (2.2%) for the quarter ended June 30, 1997, primarily due to increased shipments of wireless microphone products and wired intercom systems. The increase in wireless microphone shipments was primarily the result of new products introduced in the fourth quarter of Fiscal 1997. The increase in intercom shipments was principally due to growing market acceptance of the prior years' new product introductions.

     Net sales of Multimedia/Audio Communications products increased $1.8 million (14.9%) for the quarter ended June 30, 1997, primarily as a result of increased shipments of LCD projection and aircraft communications products. The increase in sales volume of LCD projection products resulted primarily from increased sales of recently introduced products and the continued growth in multimedia applications use. Sales of aircraft communication products continued to be favorably impacted by increased demand in the aviation industry and changes in the sales distribution channel compared to the same period last year.

     Net sales of RF/Communications products decreased $0.3 million (4.5%) for the quarter ended June 30, 1997, as a result of decreased shipments of talking book players to the Library of Congress, partially offset by sales from a new PCS antenna development contract.

     Net sales of Hearing Instruments products increased $0.5 million (9.1%) for the quarter ended June 30, 1997, primarily due to increased shipments of hearing aid and auditory trainer products.

     Gross profit for the quarter ended June 30, 1997 increased $0.2 million (1.2%). Gross margin decreased 2.1 percentage points from 42.7% for the quarter ended June 30, 1996 to 40.6% for the quarter ended June 30, 1997. The decrease was the result of lower gross margins in the Professional Sound and Entertainment, Multimedia/Audio Communications and Hearing Instruments segments, partially offset by increased gross margins in the RF/Communications segment. The decrease in the Professional Sound and Entertainment margins was due to increased shipments of lower margin intercom systems. The decrease in Multimedia/Audio Communications gross margin is primarily due to lower average selling prices of LCD projection and computer audio products. The decrease in gross margin in the Hearing Instruments unit was primarily the result of lower margins on auditory trainer products. The gross margin in the RF/Communications segment improved as a result of higher average selling prices on antenna shipments and a favorable mix of higher margin product sales compared to the same period last year.

     Operating expenses (not including costs related to the Transactions of $9.5 million) increased $2.1 million (24.4%), and represented 26.6% of net sales for the quarter ended June 30, 1997, compared to 22.7% of net sales for the same period in Fiscal 1997. Engineering expenses increased by $0.7 million (40.6%), primarily due to increased outside development costs incurred to accelerate new product development. Marketing expenses increased $1.3 million (30.9%), primarily due to increased advertising and marketing development costs associated with new products, travel and commission expenses. Marketing expenses represented 14.3% of sales for the quarter ended June 30, 1997, compared with 11.7% of sales for the same period last year. However, the Company expects future marketing expenses, as a percentage of sales, to be consistent with prior year levels. Excluding the Transactions (see "Liquidity and Capital Resources"), general and administrative expenses were consistent with the same period in Fiscal 1997, increasing by $28,000 (1.4%). Included in general and administrative expenses was an annual management bonus of $0.5 million and non-cash compensation charges of $8.7 million associated with changes in the terms of the Rollover Options and the new option grants. Corporate charges include fees in the amount of $0.3 million for consulting and management services provided by GSCP under a management and services agreement.

     Interest expense increased by $3.9 million (123.4%) for the quarter ended June 30, 1997 compared to the same period last year. The increase was due to $1.7 million of loan fees paid in connection with a bridge loan commitment related to the Transactions and an increase in the average outstanding debt balances.

     The Company calculated its income tax provision (benefit) for interim periods by estimating its annual effective tax (benefit) rate and applying this rate to the income (loss) before income taxes for the interim period. The effective tax (benefit) rate applied was (24.9%) and 36.8% for the three months ended June 30, 1997 and 1996, respectively.

     The Company recorded an extraordinary loss on the early retirement of debt consisting of the bond premium, consent and tender fees, along with the write-off of deferred financing costs associated with the repurchase and early retirement of the Company's $100.0 million Senior Notes, which totalled $17.6 million ($10.6 million net of income taxes) in the first quarter of Fiscal 1998.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales increased $25.5 million (17.6%), due to increased shipments in each of the four business segments.

     Net sales of Professional Sound and Entertainment products increased $6.2 million (11.8%), primarily due to increased shipments of intercom systems, partially offset by decreased unit sales of microphone products. The increased sales of intercom systems were in part due to continued growth in sales of new products introduced in Fiscal 1996 and an increase in broadcast equipment demand.

     Net sales of Multimedia/Audio Communications products increased $16.9 million (37.5%), primarily as a result of increased shipments of computer audio, LCD projection and aircraft communication products, partially offset by decreased unit sales of slide projectors. The increase in sales volume of computer audio and LCD projection products resulted from the continued growth of computer audio and multimedia applications use. The aircraft communications increase was favorably impacted by a stronger market in the aviation industry and a change in the sales distribution channel compared to the same period in Fiscal 1996.

     Net sales of RF/Communications products increased $0.3 million (1.3%), primarily due to increased shipments of talking book players to the Library of Congress and wireless LAN antenna products, partially offset by reduced shipments of military vehicular antennas. The increase in sales of talking book players is the result of a higher unit volume and the selling price associated with the current contract compared to the previous contract in Fiscal 1996. Shipments of military vehicular antennas ended as the last shipments under the remaining contract with the United States Department of Defense were made in the fourth quarter of Fiscal 1996. The Company does not expect to ship these products again in the foreseeable future.

     Net sales of Hearing Instrument products increased $2.1 million (9.3%) primarily due to increased shipments of hearing aid and auditory trainer products.

     Gross profit increased $16.0 million (29.0%) during Fiscal 1997. The impact from the Company's adoption of and accounting for impairment of long-lived assets in the fourth quarter of Fiscal 1996 increased gross profit in Fiscal 1997 by approximately $1.2 million due to lower levels of depreciation expense. Gross margin increased 3.7 percentage points to 41.7%, compared to 38.0% in Fiscal 1996. The gross margin increase was the result of higher margins in each of the four business segments. The gross margin in the Professional Sound and Entertainment segment increased slightly, primarily due to a favorable product mix of higher margin intercom systems. The gross margin in the Multimedia/Audio Communications segment improved, primarily due to higher margins in computer audio, LCD projection and aircraft communications products. This increase continued to be favorably impacted by lower production costs and productivity improvements realized in the manufacturing processes. The gross margin in the RF/Communications segment increased, primarily as a result of shipments under the new talking book contract at higher prices. In addition, increased shipments of higher margin commercial products and the absence of lower margin military vehicular antenna shipments (as noted above) also contributed to the improved gross margin for the RF/Communications business segment. The gross margin in the Hearing Instruments segment increased, primarily as a result of higher selling prices and decreased production costs of hearing aids.

     During the first quarter of Fiscal 1997, the Company began initial production at its manufacturing plant in Hermosillo, Sonora, Mexico and will be seeking to improve its gross margins over the next several years by locating additional portions of its manufacturing at such plant.

     Operating expenses increased $2.5 million (7.3%). Total operating expenses represented 21.6% of sales for Fiscal 1997, compared with 23.6% of sales for Fiscal 1996. The impact from the Company's adoption of and accounting for impairment of long-lived assets in the fourth quarter of Fiscal 1996 resulted in decreased amortization expense for Fiscal 1997 of approximately $1.6 million. Engineering expenses increased $0.9 million (13.2%), primarily due to increased levels of outside services and project supplies incurred in order to accelerate new product development. Marketing expenses increased by $2.0 million (11.7%), due to increased commissions, warranty and sales support costs related to the increased sales volume. However, marketing expenses represented 10.9% of sales for Fiscal 1997, compared with 11.5% of sales for Fiscal 1996. General and administrative expenses increased $1.4 million (18.7%), primarily as a result of increased compensation expense and costs associated with the Company's new computer information systems project.

     Other income increased $0.6 million (49.3%), primarily as a result of increases in interest income on higher average cash balances compared to the same period in Fiscal 1996.

     The Company's effective tax rate for Fiscal 1997 was 39.2%. The Fiscal 1996 effective tax rate was not meaningful, as the Company recorded a tax benefit of only $0.2 million despite a net loss of $4.3 million due primarily to the nondeductible nature of amortization and impairment write-offs of goodwill.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales increased $3.8 million (2.7%), primarily due to increased shipments and moderate price increases in the Professional Sound and Entertainment, Multimedia/Audio Communications and Hearing Instrument segments, partially offset by decreased shipments in the RF/Communications segment.

     Net sales of Professional Sound and Entertainment products increased $3.0 million (6.0%), primarily due to increased shipments of intercom systems and audio cassette duplication products. Microphone sales have increased due to the introduction of new and improved wireless products and certain price increases.

     Net sales of Multimedia/Audio Communications products increased $7.8 million (21.1%), primarily as a result of increased shipments of computer audio and LCD projection products, partially offset by decreased unit sales of audio headsets. The increase in sales volume of computer audio products resulted from the continued growth of computer audio and multimedia applications use.

     Net sales of RF/Communications products decreased $8.1 million (24.4%), primarily as a result of reduced shipments of talking book players to the Library of Congress and reduced shipments of military vehicular antennas. The decrease in sales volume of talking book players is the result of (i) a contract which expired in the fourth quarter of Fiscal 1995 to deliver certain players which the Company does not anticipate will be purchased by the Library of Congress in the future; (ii) the expiration of the then most-recent contract in July 1995; and (iii) a delay in the award of the next contract by the Library of Congress. On August 15, 1995, the Library of Congress awarded a single contract to the Company for furnishing talking book players valued at approximately $11.8 million (subject to certain price adjustments for foreign currency fluctuations) to be delivered over the next 12 months, with two options each for up to 100% of the original order. The Company began shipping under this new contract during September 1995. On October 12, 1995, the Company was notified by the General Accounting Office ("GAO") that a disappointed bidder had filed a protest of the contract award. On February 9, 1996, the GAO denied the protest. On March 29, 1996, the Library of Congress exercised the first of the two options under the current contract valued at approximately $11.6 million (subject to certain price adjustments for foreign currency fluctuations) to be delivered in Fiscal 1997. The Company made the last shipments of military vehicular antennas under its remaining United States Department of Defense contract in the fourth quarter of Fiscal 1996 and does not expect to ship these products again. Sales under the military vehicular antenna contract accounted for 3.3% of net sales for Fiscal 1996 compared to 3.4% for Fiscal 1995.

     Net sales of Hearing Instrument products increased $1.0 million (4.8%), as a result of increased shipments of hearing aids. The increase in hearing aid shipments is primarily due to an overall increase in volume of the Company's "in the ear" hearing aid business, slightly offset by decreased shipments of auditory trainer products.

     Gross profit increased $3.2 million (6.2%) and gross margin increased from 36.7% to 38.0%. The rate increase was the result of higher gross margins in the Multimedia/Audio Communications, RF/Communications and Hearing Instrument segments, partially offset by lower gross margins in the Professional Sound and Entertainment segment, and the recording of an additional $0.5 million of depreciation related to a shortening of lives of certain property, plant and equipment. See Notes 1 and 2 to the Consolidated Financial Statements included elsewhere herein. The gross margin in the Multimedia/Audio Communications segment improved, primarily as a result of increased shipments of higher margin computer audio products combined with lower production costs and productivity improvements realized in manufacturing processes. The gross margin in the Professional Sound and Entertainment segment decreased, primarily as a result of higher than anticipated production costs for certain products and unfavorable product mix. The gross margin in the RF/Communications segment increased, primarily as a result of shipments under the new talking book contract at higher prices. The gross margin in the Hearing Instruments segment increased, primarily as a result of increased prices and decreased production costs.

     Operating expenses (excluding special charges) decreased $1.5 million (4.2%), primarily as a result of the one-time payment of $2.7 million made in Fiscal 1995 in connection with the termination of a management consulting agreement. Excluding the special charges recorded in Fiscal 1996, and excluding all payments associated with a management consulting agreement in Fiscal 1995, operating expenses represented 23.6% of net sales for Fiscal 1996, compared to 23.4% of net sales for Fiscal 1995. Engineering expenses increased $0.6 million (10.1%), principally to accelerate new product development, and included increases in personnel and training costs and related depreciation on new capital equipment. Marketing expenses increased by $0.8 million (5.1%), due to increased commissions, warranty and sales support costs related to the increased sales volume. Marketing expenses represented 11.5% of sales for Fiscal 1996, compared with 11.2% of sales for Fiscal 1995. General and administrative expenses remained constant compared to the prior year.

     The Company recorded a tax benefit of only $0.2 million despite a net loss before income taxes of $4.3 million due primarily to the non-deductible nature of amortization and impairment write-offs of goodwill. The Fiscal 1995 effective tax rate of 20% was lower than the federal statutory rate of 34% due primarily to a reduction in deferred tax asset valuation reserves. The Company has a net deferred tax asset of $7.1 million at March 31, 1996. The Company will be required to generate approximately $18.0 million of future taxable income in order to fully realize this net asset. The Company believes that it is probable that it will generate sufficient levels of future taxable income to realize the net asset, based on historical taxable income levels and continued strength of its operations. As a result of these factors, the Company reduced its valuation reserve on deferred tax assets from $2.6 million at March 31, 1995 to zero at March 31, 1996. Approximately $1.0 million of this adjustment was recorded as a reduction in goodwill. See Note 7 to the Consolidated Financial Statements of the Company included elsewhere herein.

SEASONALITY OF BUSINESS

     The Company's business is not considered seasonal. Revenues between quarters of the fiscal year are relatively stable.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has a $25.0 million commitment under the Revolving Credit Facility, subject to a borrowing base calculation. As of June 30, 1997, there was $5.2 million outstanding and net availability under the Revolving Credit Facility (computed by deducting approximately $4.5 million of letters of credit outstanding) totaled $15.3 million, subject to certain borrowing base limitations. The effective interest rate under the Company's Senior Secured Credit Facility for the quarter ended June 30, 1997 was approximately 8.5%.

     At June 30, 1997, the Company had cash and cash equivalents of $0.1 million compared to $35.7 million at March 31, 1997. The ratio of current assets to current liabilities decreased to 2.0 to 1 at June 30, 1997, compared to 3.2 to 1 at March 31, 1997 and 2.9 to 1 at March 31, 1996. The decrease in cash and cash equivalents and the ratio of current assets to current liabilities was the result of the Transactions, which utilized $36.5 million of available cash. Inventory turns decreased to 4.1 for the period ended June 30, 1997, compared to 4.4 and 3.9 for Fiscal 1997 and 1996, respectively. The increase in Fiscal 1997 inventory turns was primarily due to increased sales volume. As the Company introduces new products, the potential for inventory obsolescence is addressed by coordinating the phase out of products nearing the end of their salable lives, conducting reviews for obsolescence and related liquidation measures, and providing monthly provisions to ensure an adequate reserve is maintained.

     The Company's principal source of funds has consisted of cash generated from operating activities. Historically, the Company's principal non-operating uses of cash have been for interest expense, repayments of long-term debt, capital expenditures, and certain repurchases of Holdings' securities. Net cash provided by operations for the three months ended June 30, 1997, was $0.3 million versus $5.7 million for the comparable period in Fiscal 1997. The decrease in cash provided by operations was primarily the result of lower operating profit and the recording of the Transactions. Net cash used in financing activities for the three months ended June 30, 1997, was $34.8 million, versus zero for the comparable period in 1997. The net cash used in financing activities was for stock acquisition fees of $6.9 million, which were charged to non-operating expense, deferred debt financing fees of $12.4 million and bond premium, consent and tender fees paid on the early retirement of debt of $15.1 million. Net cash provided from operations in Fiscal 1997, 1996 and 1995 amounted to $21.4 million, $18.5 million, and $10.9 million, respectively. The increase in Fiscal 1997 was primarily due to increased sales volume and gross margins. The increase in Fiscal 1996 was primarily due to an increase in cash provided by operations.

     The Company's capital expenditures were $1.1 million for the three months ended June 30, 1997, compared to $2.2 million for the same period in Fiscal 1997. Capital expenditures in Fiscal 1997 were $8.7 million compared to $3.3 million in Fiscal 1996 and $3.6 million in Fiscal 1995. The increase in Fiscal 1997 capital expenditures was anticipated, as the Company began the implementation of a project in May 1996 to replace and upgrade the Company's computer information systems. The Fiscal 1997 capital expenditures directly associated with this project were approximately $4.6 million. In addition, $1.0 million of capital expenditures were used to upgrade the Company's wide area network (WAN) infrastructure and related client server hardware, in part related to the new computer information systems project. The Company anticipates that capital expenditures to complete this project in Fiscal 1998 will total approximately $1.8 million. The Company anticipates total capital expenditures for Fiscal 1998 will be approximately $4.5 million. This amount includes approximately $2.7 million that management estimates is required for maintenance levels of capital expenditures.

     The Company will rely mainly on internally generated funds and, to the extent necessary, borrowings under the Revolving Credit Facility, to meet its liquidity needs. At the Recapitalization Closing Date the Company had approximately $14.1 million available to it under the Revolving Credit Facility, subject to borrowing base limitations, net of $5.0 million drawn under the Revolving Credit Facility on the Recapitalization Closing Date and $5.9 million of letters of credit outstanding under the Revolving Credit Facility. Had the Company paid all fees and expenses related to the Transactions on the Recapitalization Closing Date, the Company would have had approximately $11.8 million available to it under the Revolving Credit Facility, subject to borrowing base limitations. Amounts available under the Revolving Credit Facility will be subject to borrowing base availability and may be used for working capital and general corporate purposes, including letters of credit, subject to certain limitations. See "Description of Senior Secured Credit Facility."

     As a result of the Transactions, the Company's consolidated indebtedness at June 30, 1997 increased to $245.2 million, compared to $100.0 million at March 31, 1997. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Company's long-term debt and its other existing indebtedness; (iii) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants; (iv) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (v) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (vi) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or its business.

     Management believes that cash generated from operations, together with amounts available under the Revolving Credit Facility, will be adequate to meet its debt service and principal payment requirements, capital expenditure needs and working capital requirements. However, no assurance can be given in this regard and working capital requirements may change. The Company's future operating performance and its ability to service its obligations under the Notes and the Senior Secured Credit Facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. See "Risk Factors -- Substantial Leverage and Debt Service Obligations" and "Risk Factors -- Risk Relating to the Company's Strategy."

MANAGEMENT OF FOREIGN CURRENCY RISK

     The Company enters into forward exchange contracts to hedge inventory purchases denominated in Japanese yen on a continuing basis for periods consistent with its inventory purchase commitments. It does not engage in currency speculation. The Company's foreign exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the inventory purchase commitments. These foreign exchange contracts typically have maturities which do not exceed one year and require the Company to exchange U.S. dollars for Japanese yen at maturity, at rates agreed to at the inception of the contracts. As of March 31, 1997, the Company had no foreign exchange contracts outstanding.

ENVIRONMENTAL MATTERS

     The Company is a party in a number of environmental enforcement matters and related claims which have arisen in the ordinary course of business. The Company believes that such matters and claims, if finally determined in a manner adverse to the Company, whether considered separately or in the aggregate, would not have a material adverse effect on the operating results or financial condition of the Company. The Company believes that compliance with current federal, state and local environmental protection laws and provisions should not have a material adverse effect on the operating income or financial condition of the Company. The assessment of materiality of such environmental matters and claims is based on a gross determination of such charges that could occur and does not give effect to possible third party recoveries. See "Business -- Environmental Matters."

                                    BUSINESS

GENERAL

     Telex is a leader in the design, manufacture and marketing of sophisticated audio, wireless and multimedia communications equipment to commercial, professional and industrial customers. Telex meets the needs of a diverse customer base by offering a broad product line that includes advanced intercom systems, wired and wireless microphones, headphones, headsets, hearing aids, RF transmission devices, LCD projectors and antennas. Some of the Company's products are very visible -- such as the coaches' communications systems used by all thirty National Football League teams -- while other products perform behind the scenes, such as the Telex(R) RTS(TM) Digital Matrix Intercom broadcast production equipment used by all major television networks to produce shows such as the network news programs as well as major events such as the Olympics and the Super Bowl. The Company provides high value-added communications products designed to meet the specific needs of customers in commercial, professional and industrial markets, and does not participate in the competitive retail consumer electronics market.

     Under the leadership of John L. Hale, who joined Telex as Chairman, President and Chief Executive Officer in October 1991, the Company has reorganized its business from a manufacturing orientation to a market orientation by creating four strategic business units that are organized around the end markets in which the Company's products are sold. As part of this reorganization, the Company realigned its manufacturing to directly serve the specific requirements of its strategic business units, re-coordinated its product development to bring products to market more quickly and bolstered its product development efforts to focus on technologies where the Company felt it had opportunities to achieve strong sales and high margins. From Fiscal 1992, the first year of operations under the current management team, to Fiscal 1997, the Company's net sales and EBITDA have increased from $112.1 million to $170.9 million and from $19.3 million to $40.0 million, respectively, representing compound annual growth rates of 8.8% and 15.7%, respectively.

     The Company serves its customers through four strategic business units, which are:

     Professional Sound and Entertainment Group. The Professional Sound and Entertainment Group provides advanced digital matrix intercoms used by broadcasters (including all major television networks) to control production communications; intercoms, headsets and wireless communications systems used by professional, college and high school football teams and stadiums and other professional and school sports teams; wired and wireless microphones used in the education, sports, broadcast, music and religious markets; and high-speed tape duplicators used primarily by houses of worship and training programs. The Professional Sound and Entertainment Group had net sales of $58.9 million in Fiscal 1997, which represented 34.5% of total net sales of the Company. See
"-- Strategic Business Units -- Professional Sound and Entertainment Group."

     Multimedia/Audio Communications Group. The Multimedia/Audio Communications Group supplies computer audio microphones, headsets and headphones used to facilitate voice communications between computers and their users; LCD video and data projectors used to make multimedia presentations; and aircraft intercoms, microphones and headsets (including active noise reduction headsets) for use in high-noise environments such as the cockpits of airplanes and helicopters. Customers for computer audio microphones include a number of computer hardware and modem manufacturers, such as Compaq, Hewlett-Packard, IBM and U.S. Robotics. In addition, the Company sells its LCD projectors to corporate and educational training specialists, while principal customers for the Company's aircraft products are the major aircraft manufacturers and airlines, including Boeing, American Airlines and Delta, as well as airport fixed base operators. The Multimedia/Audio Communications Group had net sales of $61.9 million in Fiscal 1997, which represented 36.2% of total net sales of the Company. See
"-- Strategic Business Units -- Multimedia/Audio Communications Group."

     RF/Communications Group. The RF/Communications Group offers a broad line of acoustic accessories and antennas for various communications needs and applications. The Company markets its products to wireless local area network providers, public safety and law enforcement groups (police, fire departments, emergency services, CIA, FBI and the Secret Service) amateur radio, citizens band radio, land mobile radio, telephony and various commercial, industrial and military markets. The RF/Communications Group also produces audio products for the Library of Congress' talking book program. The RF/Communications Group had net sales of $25.3 million in Fiscal 1997, which represented 14.8% of total net sales of the Company. See "-- Strategic Business Units -- RF/Communications Group."

     Hearing Instruments Group. The Hearing Instruments Group markets a broad line of high value, technologically differentiated hearing aids and other assistive listening devices for the hearing impaired including in-the-ear, behind-the-ear and in-the-canal hearing aids, as well as FM wireless auditory trainers and personal assistive listening devices. The Company's patented Adaptive Compression(R) technology offers superior signal processing service and provides the user with superior intelligibility and understanding of speech in the presence of background noise. The Company's hearing instruments business dates back to 1936, making it one of the oldest hearing aid manufacturers in the United States. The Hearing Instruments Group had net sales of $24.8 million in Fiscal 1997, which represented 14.5% of total net sales of the Company. See
"-- Strategic Business Units -- Hearing Instruments Group."

     The Company's principal executive office is currently located at 9600 Aldrich Avenue South, Bloomington, Minnesota 55420. The Company's telephone number is (612) 884-4051.

COMPETITIVE STRENGTHS

     The Company believes that the following competitive strengths have contributed significantly to its historical growth and operating profitability and serve as a foundation for continued future growth:

     Brand Name Recognition and Reputation for Quality. The Company markets quality products under a number of well respected brand names that are highly recognized in their respective markets. These products include Telex(R) headsets, microphones and hearing aids; RTS(TM) intercom systems; Hy-Gain(R) antenna products; Road King(R) CB microphones; Firefly(TM) LCD projectors; and the Adaptive Compression(R) circuitry incorporated in hearing aid products. The Company believes its reputation for superior quality and value gives it the ability to quickly and effectively introduce new products to its end markets.

     Product Development Expertise. The Company has established a reputation for product development expertise based on the Company's experience in the application of: (i) acoustic transducer technology incorporated in many audio and sound communication products such as headsets, headphones, microphones and hearing aids; (ii) RF wireless communications technology used throughout the Company's commercial lines as well as in its various wireless microphone, antenna, intercom and assistive listening devices product lines; and (iii) electromechanical engineering required in the manufacture of audio tape duplication products and talking book players. This product development expertise has been a contributing factor in enabling the Company to derive approximately 45.1% of its sales in Fiscal 1997 from new and enhanced products developed within the last five years.

     Shared Product Technologies and Platforms. Many of the Company's products utilize similar technologies and platforms derived from the Company's expertise in acoustic transducer technology, RF wireless communications technology and electromechanical engineering. The Company's ability to effectively serve its numerous end markets is facilitated by these similar technologies and platforms, as well as its cost-effective, vertically integrated manufacturing, allowing the Company to leverage its product development, manufacturing and marketing across a wide variety of applications and end markets. The Company believes that this ability to leverage its core strengths across multiple end markets gives it a distinct competitive advantage by enabling it to establish and maintain strong market positions for its products.

     Flexible Cost-Effective Manufacturing. The Company's vertically integrated manufacturing processes and well-educated non-union workforce enable it to respond quickly and cost-effectively to changing markets and customer requirements. The Company believes that its average U.S. direct labor wage rate is significantly below the U.S. average. In addition, the Company has recently opened a manufacturing facility in Mexico and begun to shift labor intensive manufacturing to this facility, thereby further increasing manufacturing and operating efficiencies.

     Extensive Distribution Network. The Company maintains distribution relationships with over 10,000 distributors, dealers, manufacturers' representatives and hearing aid dispensers in the United States and internationally. The Company believes that it is the largest vendor in many of its product markets and that its size enables it to command strong sales support from its distribution network. Due to its extensive and supportive distribution network, along with the Company's strong product introduction capabilities, the Company believes it has the ability to quickly and effectively introduce new products to worldwide markets.

     Proven and Incentivized Management Team. The Company's senior management team, led by Mr. Hale, has an average of 23 years of experience in the communications equipment industry and has extensive technical, marketing and management experience in the industry. Under the current senior management team, the Company has experienced significant growth in revenues and EBITDA and strong productivity improvement due to its focus on production efficiencies and continuous productivity improvements throughout its entire organization. Reflecting this focus, the Company's revenue per employee has grown from approximately $85,000 in Fiscal 1994 to approximately $116,000 in Fiscal 1997. The management of the Company currently owns approximately 20% of the fully diluted equity of Holdings (giving effect to the Rollover Options, but without giving effect to any options granted to management under a new option plan adopted by the Company on the Recapitalization Closing Date). See
"Management -- 1997 Stock Option Plan."

BUSINESS STRATEGY

     The Company's strategy is to further increase revenues and improve operating margins by (i) continuing to focus on the introduction of new products, (ii) increasing operating efficiencies, (iii) expanding its international presence and (iv) pursuing strategic acquisitions.

     Introduce New Products. The Company has implemented a number of strategic initiatives to identify new market opportunities and to facilitate the timely introduction of new and enhanced products. For example, the Company has formed certain product development groups, such as the Acoustics Group, which leverages its experience in the design and manufacture of headsets used in a variety of markets such as aviation, education and professional audio equipment. In addition, the Company has expanded its marketing efforts to sell computer audio microphones, headsets and headphones to the computer and modem manufacturers and computer-user markets and expects to offer more products to these markets in the future. Management believes that this increased focus on product development initiatives will enable the Company to design new products that address developing markets and offer advantages over existing products in terms of features, quality, reliability and cost. In connection with these initiatives, the Company has also increased its investment in engineering and technology from $5.0 million in Fiscal 1992 to $7.6 million in Fiscal 1997 and plans to continue increasing such investments in the future. This increased investment in engineering and technology has enabled the Company to implement programs in several core technologies such as digital signal processing, wireless communications, application specific integrated circuit design and active noise reduction and to design new products that address developing markets and offer advantages over existing products in terms of features, quality, reliability and cost.

     Increase Operating Efficiencies. Management believes opportunities exist to further reduce the Company's manufacturing costs and to increase its operating efficiencies. For example, the Company opened a new manufacturing facility in Mexico in June 1996 to which it has begun to shift labor intensive manufacturing, such as the manufacture of microphones, cable assemblies and subassemblies. Management plans to continue this shift in the future by transferring the manufacture of a number of its other higher volume products to the Mexico facility. In addition, the Company is in the process of implementing a $6.4 million capital expenditure project, expected to be completed in Fiscal 1998, to replace and upgrade its computer information systems. Management estimates that these measures will result in cost savings of approximately $4.0 million in Fiscal 1998.

     Expand International Presence. The Company currently has 195 international distributors and over 1,000 international dealers in nearly 70 countries. In Fiscal 1997, international sales represented approximately 23.6% of net sales. It is the Company's goal to significantly increase its percentage of international revenue by upgrading its existing distribution channels, adding new distributors in Asia, Australia and Eastern Europe and continuing its recent initiative to design and manufacture new products that better meet international standards and requirements. Towards this goal, in July 1996, the Company hired a new vice president of international operations and recently opened additional international sales offices (i) in Amsterdam and Paris to provide improved support of, and to upgrade the quality of, the existing distribution channels to the Company's established Western European markets, and (ii) in Prague to open new distribution channels to the emerging Eastern European markets.

     Pursue Strategic Acquisitions. Many of the industries in which the Company competes are highly fragmented, which management believes present acquisition opportunities. Subject to market conditions and the availability of financing, the Company plans to pursue acquisition opportunities that complement and expand its core businesses or that enable the Company to enter related or complementary markets. Management believes that it can leverage the Company's superior manufacturing, distribution and administrative capabilities to generate significant incremental revenue and cash flow through strategic acquisitions. Since 1989, the Company has successfully integrated five business acquisitions into its existing operations.

MARKET GROWTH DRIVERS

     The Company seeks to achieve revenue and earnings growth by identifying and capitalizing on favorable trends in the markets it serves. The Company believes that a number of current trends, principally driven by changing technologies and demographic shifts in the Company's core markets, provide attractive opportunities for growth.

     Computer multimedia. The Company believes that the burgeoning demand for computer multimedia products, from new applications in portable and desktop computing, the Internet, computer integrated telephony and voice activated command and control systems, will increase demand for the Company's computer audio and multimedia products.

     Wireless communications. There is an increasing demand for wireless communication throughout the world, which is expanding in a number of areas from cellular phones to a variety of voice and data communications applications. The Company expects these developments to drive demand for the Company's headsets, microphones, antennas and other RF transmitter and receiver products.

     Television programming. The Company believes that in the United States and throughout the world, there is increasing demand for additional programming and channels, which is being driven by the desire for special interest or thematic programming. As cable and satellite channels convert to digital technology, the Company expects the number of channels offered to increase significantly, driving sales in a number of the Company's microphone, headset and intercom products.

     Aging of America. As America's "baby-boom" generation ages, the 55-59 year old age group is expected to grow more rapidly than the general population. This is the age at which hearing problems typically develop. Accordingly, over the next ten years, the hearing impaired population is expected to grow five times faster than the general population, driving demand for Telex's hearing aid products.

     Increasing air travel. The Company believes that increasing demand for air travel, airframe production and the improving profits of the airlines will drive demand for Telex's aviation communications products.

STRATEGIC BUSINESS UNITS

PROFESSIONAL SOUND AND ENTERTAINMENT GROUP

     The Professional Sound and Entertainment Group provides advanced digital matrix intercoms used by broadcasters (including all major television networks) to control production communications; intercoms, headsets and wireless communications systems used by professional, college and high school football teams and stadiums and other professional and school sports teams; wired and wireless microphones used in the education, sports, broadcast, music and religious markets; and high-speed tape duplicators used primarily by houses of worship and training programs. The Professional Sound and Entertainment Group targets three principal product groups: (i) broadcast communications systems, (ii) sound reinforcement and (iii) tape duplication. The Professional Sound and Entertainment Group had net sales of $58.9 million in Fiscal 1997, which represented 34.5% of total net sales of the Company.

     Broadcast Communications Systems. Telex is a leader in broadcast communications equipment for end markets such as sports and broadcasting. The Company produces a broad line of broadcast communications equipment. The Company's smallest system, the Telex(R) Audiocom(R) modular intercom system, is used by theaters, small sporting arenas, network affiliates and independent cable channels for their communications needs. Typically, these systems are used to link 20 to 30 people so they can communicate during an event or performance. The Company's middle market offering, the RTS(TM) intercom system, is used by larger broadcast network affiliates, larger sporting venues and production studios. This system is also used in broadcast trucks as a remote, portable studio for news gathering or sporting events, and typically provides communications links for 50 to 60 people at a time. The Company's high-end product, the ADAM(TM) intercom system, is used by the major networks in order to cover large events such as the Olympics and the Superbowl. The ADAM(TM) system allowed NBC to provide communications in any combination between 400 separate individuals -- from person-to-person to one person to all four hundred at a touch of a button -- for its 1996 Summer Olympics coverage. This system was also used by networks from Australia, Finland, Canada, Japan, Korea and other countries for their Olympics' coverage.

     Telex also provides wired and wireless communication systems and related components to the National Football League (the "NFL") as well as high school and college teams and World, Canadian and Arena Football Leagues. The Company's products are visible as the Telex name is displayed on the communications systems used by all of the coaches in the NFL. In 1996, the Company began providing the NFL coaches with an encrypted wireless intercom system, which allows the head coach to communicate confidentially with their offensive and defensive coordinators on the side lines and in the booths above the fields. The Company's principal competitors for broadcast communications equipment are Clearcom and Philip Drake Electronics.

     Sound Reinforcement. Sound Reinforcement is divided into two main product groups: (i) wired and wireless microphones, which serve the professional needs of sound contractors, entertainers, and speakers, and are used in a variety of settings such as theaters, stadiums and hotels; and (ii) wireless assistive listening devices, used by the hearing impaired to diminish the effects of background noise and poor building acoustics in theaters, stadiums, court rooms and other facilities using public address systems.

     Telex believes that it introduced the first cost-effective wireless microphones in 1978. Today, the Company believes that it offers one of the industry's most extensive lines of wireless microphone, receiver and transmitter systems, including a wide variety of hand-held, lapel microphone and guitar options. Telex offers microphones (including noise canceling) with a wide variety of directional patterns to meet the needs for general sound reinforcement as well as the specific needs of users such as drummers, vocalists and public address announcers. These lines incorporate Telex's Posi-Phase(TM) true diversity antenna circuitry which produces a stronger signal for higher quality sound over a longer distance without the signal dropouts or the switching noise common in other systems. Some of the Company's wireless microphones also incorporate an advanced proprietary multi-crystal tuning system that allows any specific frequency to be used within the operating limits of the receiver. The crystal control and associated radio frequency filtering provide superior radio frequency performance and maximum protection from interference. Principal competitors in this product group are Shure, Samson Technologies, Nady, Azden and Sennheiser.

     The second product group in Sound Reinforcement is wireless assistive listening devices, sold to arenas, theaters, churches, funeral homes, hotels and other public facilities. The Company's principal product in this product group is the SoundMate(R) wireless assistive listening systems. Assistive listening devices are now mandated by the Americans with Disabilities Act, passed in 1994, which requires that assistive listening devices be provided to all hearing impaired individuals free of charge at facilities using public address systems. The Company believes that continued implementation of this law and the aging of America's population should generate continued growth in this market. Williams Sound and PhonicEar are the Company's primary competitors in this product group.

     Tape Duplication. Telex's cassette duplicators and copiers are primarily used to copy the spoken word and serve two principal markets: religious (houses of worship, missionaries and tape ministries) and training programs/seminars (professional seminar presenters, self-improvement programs, teachers, legal documentation and law enforcement). The Company produces a line of high-speed audio cassette duplicators designed for "in-cassette" copying of standard audio cassette tapes. This is in contrast to the high volume music cassette duplication market, where bulk audio tape is copied before it is loaded into the cassette cartridge. The current product line is comprised of four models: the Replica(TM) and the Copyette(TM), simple portable units, the ACC Series(TM), a duplicator that is expandable and capable of adjusting copy quality, and the 6120 Series(TM), which is capable of duplicating open-reel and cassette tapes and meets the needs of the professional recorder. These products offer high speed tape handling, high frequency audio circuit designs and low vibration mechanical drives at competitive prices within their respective categories. Sony is the Company's only significant competitor in this market. In the past three fiscal years, the tape duplication product line has accounted for the following percentages of the Company's net sales: Fiscal 1997 -- 10.2%; Fiscal 1996 -- 11.5%; and Fiscal 1995 -- 11.5%.

MULTIMEDIA/AUDIO COMMUNICATIONS GROUP

     The Multimedia/Audio Communications Group supplies computer audio microphones, headsets and headphones used to facilitate voice communications between computers and their users; LCD video and data projectors used to make multimedia presentations; and aircraft intercoms, microphones and headsets (including active noise reduction headsets) for use in high-noise environments such as the cockpits of airplanes and helicopters. Customers for computer audio microphones include a number of computer hardware and modem manufacturers, such as Compaq, Hewlett-Packard, IBM and U.S. Robotics. In addition, the Company sells its LCD projectors to corporate and educational training specialists, while principal customers for the Company's aircraft products are the major aircraft manufacturers and airlines, including Boeing, American Airlines and Delta, as well as airport fixed base operators. The Multimedia/Audio Communications Group targets three principal product markets: (i) computer audio, (ii) multimedia presentation/training and (iii) aviation communications. The Multimedia/Audio Communications Group had net sales of $61.9 million in Fiscal 1997, which represented 36.2% of total net sales of the Company.

     Computer Audio. The Company believes that it is the largest supplier of microphones, headphones and headsets to the computer industry, selling a full line of headphones, headsets and group listening centers for use in the classroom with computers, VCRs, CD-ROMs and laserdisc players. The Company currently sells to most of the major computer manufacturers, with whom it enjoys close working relationships, including Compaq, Hewlett-Packard and IBM, as well as dozens of other component and OEM manufacturers. In addition, the Company serves the computer education market. The largest portion of the Company's revenues are generated from the sales of computer microphones for sound and speech recognition. Many of the Company's microphones are also sold to modem manufacturers, such as U.S. Robotics, who then package these microphones with their modems, to ensure compatibility of the application to the end-user. In the past three fiscal years, the computer audio microphone product line has accounted for the following percentages of the Company's net sales: Fiscal
1997 -- 15.4%; Fiscal 1996 -- 11.5%; and Fiscal 1995 -- 6.9%.

     Multimedia Presentation/Training. The Multimedia Presentation/Training product group also manufactures and markets projection products, such as the Firefly(TM), a lightweight portable data/video projector, and Caramate(R) slide projector products, which are used in many types of educational, training institutions and presentation settings, primarily for the corporate and educational markets. The Company's LCD projector line also includes other lightweight and boardroom data/video projectors.

     The Company believes that it has been on the technological forefront in projector design with several patented innovations. In designing its products, the Company has focused on the needs of its end-users. For example, in June 1996, the Company developed a revolutionary portable projector, called the Firefly(TM) LCD Notebook Projector(TM) (patent pending). The Company believes that the Firefly(TM) serves a significant unmet demand in the marketplace: the increasing need for portability by the corporate user, especially from outside salespersons, field sales offices and consultants. The Firefly(TM), which fits in a briefcase, is the industry's smallest projector but is equal in power to standard-sized projectors.

     The multimedia/audio communications product market is highly competitive. Eastman Kodak is the major provider in the slide projector market (Eastman Kodak is also the Company's largest customer of its slide projectors). In the LCD projection market, In-Focus Systems, Sharp Electronics and Proxima are the current market leaders.

     Aviation Communications. The Company supplies a broad line of aviation communications headsets, intercoms and microphones to major commercial and commuter airlines and pilots as well as to airframe manufacturers. The Company's aviation communications products are known for their design innovation, lightweight build, technological strength and product value. The Company uses its ANR(R) (Active Noise Reduction) patented technology in several of its designs. David Clark is the Company's principal competitor in this market.

RF/COMMUNICATIONS GROUP

     The RF/Communications Group offers a broad line of acoustic accessories and antennas for various communications needs and applications. The Company markets its products to wireless local area network providers, public safety and law enforcement groups (police, fire departments, emergency services, CIA, FBI and the Secret Service) amateur radio, citizens band radio, land mobile radio, telephony and various commercial, industrial and military markets. The RF/Communications Group also produces audio products for the Library of Congress' talking book program. The RF/Communications Group targets three principal product markets: (i) wireless LAN and PCS antennas, (ii) talking book players and (iii) wireless communications. The Company has also historically targeted the government and military antenna markets, but has recently made the decision to exit these low margin markets and intends to focus its resources on the high growth wireless LAN and PCS antenna markets. The RF/Communications Group had net sales of $25.3 million in Fiscal 1997, which represented 14.8% of total net sales of the Company.

     Wireless LAN and PCS Antennas. At the end of 1994, Telex entered the wireless local area networks ("LAN") and personal communication systems ("PCS") antenna markets to capitalize on the Company's antenna design and communications technology expertise. The Company believes that wireless LAN and PCS technology has broad-based applications in today's business arenas. End users include corporations, retailers, warehouses and distribution centers. The Company's products are used by a wide variety of companies to set up more efficient and cost-effective LAN and PCS systems through wireless connections. As an example, Sears has installed the Company's wireless LAN antennas to remotely connect its cash registers to the store's main computer, which allows Sears to move the cash registers as needed to meet demand without worrying about wires.

     Talking Book. The Company produces a unique cassette player that is sold to the Library of Congress ("LOC") for use in their talking book program for the blind and physically handicapped. Under the talking book program, the LOC distributes books on tape to the blind and physically handicapped, free of charge, throughout the United States. The talking book players were designed using special features for ease of use and facilitate playing the books back at different speeds. A unique tape format ensures that these tapes cannot be played on standard equipment. Telex has been providing talking book players to the LOC since 1969. While the revenue from this program in recent years has been relatively stable, the program supplies a steady source of cash flow, which is expected to increase as the Company shifts the manufacturing of certain components or sub-assemblies for this product to its Mexico facility this year. Telex plans to introduce a new cassette player that uses the talking book format in the first quarter of Fiscal 1998 and intends to market the product commercially. The talking book machines have also been sold internationally to similar programs in Canada, New Zealand and Australia.

     Wireless Communications. The Company also produces a broad line of wireless communications products such as headsets, microphones, antennas, and rotors for three primary markets: public safety and law enforcement groups (police, fire departments, emergency services, CIA, FBI and the Secret Service), commercial truck drivers and amateur radio operators. The Company believes that it has established a reputation within these markets for providing reliable communications, which is the key requirement of most of its users. Many of the Company's products, such as the Ear-Mike(TM) microphone/receiver system and the

Road King(R) CB microphones, have high brand name recognition within their respective markets. The Company's wireless technology is driven by its strengths in acoustics and antenna design capabilities developed over its 25 year history in the military antenna business. The Company distributes its products through over 1,100 dealers.

     Government and Military Antennas. Telex has been a leader in the government and military antenna business since the 1960's over which period the Company has gained significant expertise in the design and manufacture of antennas. The Company has decided to exit this business, however, due to a decrease in demand from the decline in government military spending, as well as from low realizable margins associated with the bidding system of awarding contracts. The Company delivered the last shipments of military vehicular antennas under its remaining U.S. Department of Defense contract in the fourth quarter of Fiscal 1996.

HEARING INSTRUMENTS GROUP

     The Hearing Instruments Group markets a broad line of high value, technologically differentiated hearing aids and other assistive listening devices for the hearing impaired including in-the-ear, behind-the-ear and in-the-canal hearing aids, as well as FM wireless auditory trainers and personal assistive listening devices. The Company's patented Adaptive Compression(R) technology offers superior signal processing service and provides the user with superior intelligibility and understanding of speech in the presence of background noise. The Company's hearing instruments business dates back to 1936, making it one of the oldest hearing aid manufacturers in the United States. The Hearing Instruments Group targets two principal product markets: (i) hearing aids and (ii) wireless assistive listening devices. The Hearing Instruments Group had net sales of $24.8 million in Fiscal 1997, which represented 14.5% of total net sales of the Company.

     Hearing Aids. Hearing aid devices are generally segmented by ear positioning and sound enhancement capabilities. Ear positioning takes two forms, either in-the-ear or behind-the-ear. Sound enhancement is based on two types of technologies, linear amplification, which only amplifies the sound, and compression technology, which modifies the actual sound received by the user.

     In its product development, Telex has addressed the needs of the hearing impaired marketplace and developed the technology around these needs, focusing on providing products based on strong technological features. The Company believes that its patented compression technology, Adaptive Compression(R), offers superior signal processing circuitry and provides the user with superior intelligibility and understanding of speech in the presence of noise. In October 1996, the Company introduced Threshold Compression(TM) (patent pending), which has unique user volume control and user selectable frequency abilities which, for example, allow the user to increase the volume of conversations in the presence of background noise.

     The Company has recently created one of the smallest hearing aids available in the marketplace, marketed under the Acapella(TM) name. The device fits completely in-the-canal, making it essentially undetectable. The Acapella hearing aids offer not only improved appearance but its compression technology and advanced design offer superior sound as well. In addition, in October 1996, the Company introduced a significantly improved soft shell hearing aid which has met with significant success. Sold under the SoftWear(TM) and Sound Advantage(TM) names, these hearing aids are composed of a new material that, due to its flexibility, is more comfortable than hard plastic based molds.

     The Company distributes its hearing aids through 9,000 hearing instrument dispensers, giving it excellent coverage throughout the United States. The dispensers are serviced by approximately 16 regional sales managers. Major competitors in this market are: Starkey Laboratories, Oticon, Miracle Ear, Beltone, ReSound and GN Donavox.

     Wireless Assistive Listening Systems. The Company also produces and distributes wireless assistive listening systems, such as auditory trainers and personal assistive listening devices for the hearing impaired, which help the user in environments with high levels of background noise and poor building acoustics. Auditory trainers allow the user to hear directly from a sound source, such as a teacher, via wireless FM transmitters. Personal assistive listening devices amplify a certain source, such as a speaker. The Company serves the educational and consumer marketplaces for wireless assistive listening systems by providing cost effective, technologically differentiated, and functionally superior products maintained by excellent customer service. Telex's principal focus is on the educational market, where many schools use the Company's products, including a number of large city (such as New York and Los Angeles) and county school systems.

     As with hearing aid products, the Company believes that it is able to differentiate its products from its competitors' products through higher ease of product use and technologically strong design. Its ClassMate(R) line of auditory trainers offers state-of-the-art RF/wireless designs, compression technology and synthesized frequency selection in a wireless FM behind-the-ear device, which is specially designed for older students who have rejected other models based on the appearance of body-worn auditory trainers. Principal competitors are Phonic Ear and AVR.

INTERNATIONAL OPERATIONS

     The Company currently has 195 international distributors and over 1,000 international dealers in nearly 70 countries. In Fiscal 1997 and the quarter ended June 30, 1997, international sales represented approximately 23.6% and 26.1% of net sales, respectively. It is the Company's goal to significantly increase its international sales as a percentage of total net sales through a variety of methods, including the upgrading of the quality of its existing distribution channels, the addition of new distributors in Asia, Australia and Eastern Europe and the continuation of its recent initiative to design and manufacture new products that better meet international standards and requirements. Towards this goal, in July 1996, the Company hired a new vice president of international operations and recently opened sales offices (i) in Amsterdam and Paris to provide improved support of, and to upgrade the quality of, the existing distribution channels to the Company's established Western European markets, and (ii) in Prague to open new distribution channels to the emerging Eastern European markets.

     The Company had international sales of $40.4 million in Fiscal 1997, a $10.6 million (35.6%) increase over Fiscal 1996. For the fiscal year ended March 31, 1997, the Company had European sales of $17.7 million, Canadian sales of $5.2 million, Asian Pacific sales of $12.0 million, Latin American sales of $3.8 million and other foreign sales of $1.7 million. Export sales accounted for approximately 79.7%, 76.5% and 81.1% of the total international sales for the years ended March 31, 1997, 1996 and 1995, respectively. Sales from the Company's Canada and Singapore subsidiaries accounted for approximately 20.3%, 23.5% and 8.9% of the total international sales for the years ended March 31, 1997, 1996 and 1995, respectively. Substantially all of the Company's international sales are transacted in United States dollars. The Company's operating profit margin on export sales is comparable to that realized on domestic sales.

PRODUCT ENGINEERING

     The Company has a history of technological innovation and strong product development. The Company believes its strong engineering team has enhanced its position as an industry leader. In Fiscal 1997, approximately 45.1% of sales were derived from new or enhanced products developed within the last five years.

     The Company believes that it is one of the most active developers of new products in the industry. Currently, the Company has over 48 new product introductions planned or in progress. Recent new product innovations include the world's smallest portable overhead projector, which is marketed under the Firefly(TM) name. In addition to development of new products, over 11.0% of the Company's current product development efforts are directed toward incremental enhancements of existing products. In the future, the Company intends to both enhance its existing products and to develop new products and expand the Company's product offerings to new markets.

     The Company has recently implemented a number of strategic initiatives to identify new market opportunities and to reduce its product development cycle in order to facilitate the timely introduction of new and enhanced products. The Company maintains close relationships with its institutional customers to develop products that meet their requirements. For example, the Company's computer audio microphone line was developed with product specification input from Microsoft and Compaq. In connection with these initiatives, the Company increased its investment in engineering and technology and has implemented programs in several core technologies in such areas as digital signal processing, wireless communications, application specific integrated circuit design and active noise reduction technologies. This increased investment in engineering and technology has enabled the Company to design new products in terms of features, quality, reliability and costs.

     In Fiscal 1997, Telex hired 6 additional members for its product engineering team, increasing its staff to 80 engineers. The Company's product engineering expenditures grew from $5.0 million in Fiscal 1992 to $7.6 million in Fiscal 1997. Such expenditures are expected to remain at their current level over the next two years.

COMPETITION

     Most of the markets in which the Company competes are highly competitive and fragmented, with many of the Company's current competitors being generally smaller than the Company. However, certain of the Company's competitors are substantially larger than the Company and have greater financial resources. The Company faces meaningful competition in most of its major product categories or markets. See "-- Strategic Business Units." The Company believes the principal competitive factors in each of its four business units are product reliability, product features, reputation, distribution, customer service and support, ability to meet delivery schedules, warranty terms and price. The Company believes that the key factors for the Company to maintain its position are its brand name recognition, superior distribution network, large user base and large number of products, together with its extensive experience in designing safe and reliable products, dealing with regulatory agencies and servicing and repairing its products.

PATENTS, TRADEMARKS AND LICENSES

     The Company owns a number of patents related to the design and manufacture of several of its products, including headsets, headphones, boom-mounted microphones, various transducer devices, multiple-band directional antennas, multimedia projectors, computer audio microphones, adaptive compression circuitry for hearing aids and certain intercom-related devices. The Company owns several trademarks in the United States and various foreign countries, including MagnaByte(R), Hy-Gain(R), Road King(R), Audiocom(R), Adaptive Compression(R), ProStar(R), ClassMate(R), SoundMate(R) and Caramate(R). Substantially all products sold by the Company are sold under the Telex(R) trademark pursuant to a royalty-free license granted to the Company by MT. See "Risk Factors -- Patents, Trademarks and Licenses."

SUPPLIERS

     The Company's extensive vertical integration enables it to manufacture many of the parts for its products internally. Management believes this gives the Company a competitive advantage in controlling quality and ensuring timely availability of parts. The Company also purchases raw materials, assemblies and components for its products from a variety of suppliers. Total purchases of such items were approximately $49.2 million in Fiscal 1996, $63.1 million in Fiscal 1997.

     The Company's five largest suppliers in Fiscal 1997 accounted for 33.7%, of the total supplies purchased by the Company. One of the Company's largest suppliers has been a sole source supplier for parts used in the manufacture of hearing aids for over 30 years. This supplier provides these components to over 90.0% of all hearing aid manufacturers in the United States. Although the Company believes that with adequate notice it can secure, if necessary, alternate sources for these hearing aid parts, its inability to obtain sufficient parts would have a material adverse effect on the Company's results of operation. The Company's purchases from this supplier in Fiscal 1997 comprised 3.9% of the total supplies purchased by the Company.

     The Company's largest single supplier provides the Company with parts for its talking book program products as well as components and supplies for various headsets and microphone products. These supplies comprised 15.2% of the total cost of supplies purchased by the Company in Fiscal 1997. This increase reflects the Company's decision to concentrate the sourcing of the components for some of its audio products with this supplier, due to pricing considerations. This percentage is expected to decrease in Fiscal 1998 as the Company begins to manufacture in its Mexico facility some of the headset products historically purchased from this supplier. The Company has purchased products from this supplier for 15 years. One of the Company's largest suppliers provides parts and components used in certain products in the Company's LCD projector products.

The Company purchased parts from this supplier, which constituted 9.6% of the total cost of supplies purchased by the Company for Fiscal 1997. The Company believes that it could locate alternative sources of supply for these components. Doing so, however, could result in increased development costs and product shipment delays. See "Risk Factors -- Reliance on Single Source Suppliers."

BACKLOG

     As is the case with other companies in Telex's businesses, backlog is not necessarily a meaningful indicator of the conditions of the business since the Company typically receives and ships orders representing a major portion of its quarterly non-contract revenues in the current quarter. As of June 30, 1997, the Company had a backlog of approximately $28.4 million compared to $33.7 million as of June 30, 1996. See "Risk Factors -- Relationship with the Library of Congress."

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, local and foreign environmental laws and regulations including those governing the use, discharge and disposal of hazardous substances in the ordinary course of its manufacturing process. Although management believes that its current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to the Company's facilities or operations. The Company believes that compliance with current federal, state and local environmental protection laws and provisions should have no material adverse effect on the operating income or financial condition of the Company.

     The Company is party to a 1988 consent decree with the predecessor to the Nebraska Department of Environmental Quality ("NDEQ") relating to the cleanup of hazardous waste at the Company's Lincoln, Nebraska facility. In connection with ongoing monitoring and cleanup activities at the site and on adjacent property, the Company has received from the NDEQ three notices of noncompliance (all of which related to the same underlying matter). The Company is in discussions with the NDEQ regarding future actions but does not believe that the costs related to its responsibilities at the site will result in a material adverse effect on the Company's operating income or financial condition. NDEQ and the U.S. Environmental Protection Agency also have requested the Company to take action in connection with a post-closure permit and possibly to perform additional remediation at the site. The Company is not able at this time to determine the amount of additional expenses, if any, that may be incurred by the Company as a result of these actions.

     As of March 31, 1997, the Company had accrued approximately $1.6 for anticipated costs to be incurred for the Lincoln, Nebraska cleanup activities, of which approximately $1.3 million had been incurred by the Company as of March 31, 1997. See Note 10 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

     Capital expenditures of the Company for environmental control facilities are estimated to be approximately $15,000 per year, in addition to those costs associated with the Lincoln, Nebraska clean-up activities described above. The Company also incurs approximately $30,000 per year of expenses associated with the disposal of hazardous materials generated in conjunction with its manufacturing processes.

EMPLOYEES

     As of June 30, 1997, the Company employed 1,588 employees, of whom 1,327 were in manufacturing, 79 in engineering, 118 in sales and marketing and 64 in general and administration. The Company's work force is not unionized. Management considers its employee relations to be good.

PRODUCTION AND FACILITIES

     The Company operates the manufacturing plants and facilities described in the table below. Management believes that the Company's plants and facilities are maintained in good condition and are suitable and adequate for its present needs. Currently, the Company's manufacturing plants are operating at an average of 75% of capacity based on a single shift.

                                                      SIZE
           LOCATION              OWNED/LEASED     (SQUARE FEET)              FACILITY TYPE
-------------------------------  ------------     -------------     -------------------------------
Blue Earth, Minnesota..........      Owned            150,000       Manufacturing
Lincoln, Nebraska..............      Owned            120,000       Manufacturing, Product
                                                                    Development and Sales Office
Glencoe, Minnesota.............      Owned            100,000       Manufacturing
Le Sueur, Minnesota(a).........      Owned             52,000       Manufacturing
Bloomington, Minnesota.........      Owned             50,000       Corporate Headquarters, Product
                                                                    Development and Sales Office
Hermosillo, Sonora,
  Mexico(b)....................     Leased             32,500       Manufacturing
Rochester, Minnesota...........      Owned             30,000       Manufacturing
Toronto, Canada................     Leased              4,000       Sales Office, Distribution
Burbank, California............     Leased              2,500       Sales Office
Singapore......................     Leased              2,300       Sales Office, Distribution and
                                                                    Service
London, England................     Leased                200       Sales Office
Burnsville, Minnesota..........      Owned           14 acres       Vacant land

---------------
(a) The Company closed this facility in the second quarter of Fiscal 1997; all manufacturing operations at this facility were transferred to the Company's other facilities and to outside suppliers.

(b) Subject to a five-year lease, scheduled to expire in 2001 if the Company does not exercise its renewal option.

     At its Glencoe, Minnesota facility, the Company manufactures headsets, intercoms, microphones, and many of the piece parts used in the manufacture and assembly of the products produced at the Company's other manufacturing facilities. The Blue Earth facility engages in electronic assembly and the production of tape duplicators, intercoms, slide projectors, language labs and tape players for the Library of Congress. Wireless microphones, intercoms and antenna products are manufactured at the Company's facility in Lincoln, Nebraska. At its Rochester, Minnesota facility, the Company manufactures hearing aids and auditory trainers. The Company is currently manufacturing microphones, cable assemblies and sub-assemblies at its Hermosillo, Sonora, Mexico facility. The Company's recently opened sales offices in Amsterdam, Paris and Prague are currently staffed by independent contractors.

     Each of the Glencoe, Blue Earth and Lincoln facilities was designed to employ approximately 500 people. Rochester can employ 250 people working one shift and up to 500 with two or three shifts. The Company believes that increases in manufacturing needs could be accommodated readily by the addition of second or third shifts.

     The city of Bloomington, Minnesota has declared the Company's current headquarters location to be an urban development zone. However, the city of Bloomington has not notified the Company of any near-term need for the Company to consider moving from its current site. Should the Company be required to move in the future, the Company believes adequate rental facilities would be readily available in the area.

LEGAL PROCEEDINGS

     The Company is a defendant in a number of lawsuits that have arisen in the ordinary course of business. The Company believes that such litigation, considered separately or in the aggregate, will not have a material adverse effect on the financial condition of the Company. The Company believes that the ultimate resolution of the disputes will not have a material impact on its financial position, but could be material to the net income of a particular quarter (or year), if resolved unfavorably. Management believes that the Company's products have proper agency approvals where required.

     For a discussion of certain environmental matters, see "-- Environmental Matters."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the name, age and position of each of the executive officers and directors of the Company.

                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
John L. Hale*..............................  57    Chairman of the Board of Directors (the
                                                     "Board"), President and Chief Executive
                                                     Officer
John T. Hislop*............................  56    Vice President, Chief Financial Officer,
                                                   Treasurer and Assistant Secretary
John A. Palleschi*.........................  46    Vice President, Corporate Development,
                                                   General Counsel and Secretary
Joseph P. Winebarger.......................  48    Vice President, Engineering, Customer
                                                   Services and Information Systems
Dan M. Dantzler............................  48    Vice President and President,
                                                     RF/Communications Group
Glen E. Cavanaugh..........................  53    Vice President and President,
                                                   Multimedia/Audio Communications Group
Neil A. Levy...............................  50    Vice President and President, Hearing
                                                     Instruments Group
Daniel G. Wright...........................  51    Vice President and President, Professional
                                                   Sound and Entertainment Group
Lodwrick M. Cook...........................  69    Director
Alfred C. Eckert III.......................  49    Director
Nicholas E. Somers.........................  35    Director

---------------
* Executive holds same position with Holdings

     Mr. Hale joined the Company as Chairman of the Board, President and Chief Executive Officer in October 1991. Prior to October 1991, he served as President, Chief Executive Officer and a director of Fibronics International Inc., a provider of fiber optic and other communication products and services. From June 1985 to November 1986, Mr. Hale was President and Chief Executive Officer of Intelogic Trace, Inc., a computer and communications service company. From September 1980 to March 1985, Mr. Hale served as President and Chief Executive Officer of Inforex, Inc., a world-wide supplier of computer systems and local area networks. From February 1978 to September 1980, and from September 1982 to June 1985, Mr. Hale was, respectively, a Vice President and Executive Vice President at Datapoint Corporation, the parent of Inforex, Inc., a manufacturer of computers and telecommunications equipment.

     Mr. Hislop joined the Company in May 1993 as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Prior to joining the Company, Mr. Hislop was with Fibronics International Inc., where he served as Joint Chief Executive Officer from 1992 to 1993 and as Corporate Vice President and Chief Financial Officer from 1989 through 1991. From 1987 to 1989, Mr. Hislop served as a partner of Management Resources Inc., a management consulting group. From 1985 to 1987, Mr. Hislop was Vice President, Chief Financial Officer and Treasurer of Intelogic Trace, Inc. From 1973 to 1985, he served as a Vice President and Controller of Datapoint Corporation.

     Mr. Palleschi has been Vice President, Corporate Development, General Counsel and Secretary of the Company since January 1995. Prior to January 1995, Mr. Palleschi was Vice President, Administration, General Counsel and Secretary of the Company and served in such capacity since June 1989. Prior to joining the Company, Mr. Palleschi was Director of Corporate Development for Memorex from March 1988 to June 1989. From June 1984 to March 1988, Mr. Palleschi was International Counsel, Telex Computer Products, Inc., a subsidiary of Telex Corp. From 1981 to 1984, Mr. Palleschi also served as an attorney with Digital Equipment Corporation and Raytheon Corporation.

     Mr. Winebarger has been Vice President responsible for Telex's Information Systems since January 1995 and for Telex's Engineering Services, Le Sueur manufacturing facility, Quality Assurance and Sales Administration operations since April 1993. Prior to April 1993, Mr. Winebarger was Vice President, Engineering of Telex and served in such capacity with Telex and Old TCI since September 1987. From January to September 1987, he was corporate Director of Advanced Development, Telex Computer Products, Inc. Prior to 1987, Mr. Winebarger was Acting Vice President, Engineering, then Vice President, Engineering for Telex Data Systems, a division of Telex Computer Products, Inc.

     Mr. Dantzler has served as Vice President and General Manager of Telex's RF/Communications Group since May 1994. Prior to May 1994, Mr. Dantzler was Vice President and General Manager of Telex's Professional Sound and Entertainment Group. From February 1992 to April 1993, he served as Staff Vice President. Prior to February 1992, Mr. Dantzler was Vice President, Sales for Telex. From 1983 to 1989, Mr. Dantzler served as General Manager of the Hy-Gain Division of Old TCI where he was responsible for the design and production of antennas and wireless microphones. From 1967 to 1982, Mr. Dantzler held various engineering positions with Old TCI and Hy-Gain.

     Mr. Cavanaugh joined Telex in April 1993 as Vice President and President of Telex's Multimedia/Audio Communications Group and was appointed president of the Group in May 1994. Prior to joining Telex, Mr. Cavanaugh was Senior Vice President, Sales and Marketing of Applied Voice Technology, Inc., which he joined in 1990. From 1988 to 1990, he was a principal at Columbia Management Consulting. Mr. Cavanaugh also served as Senior Vice President, Marketing for Applied Communications, Inc. from 1987 to 1988, and, from 1983 to 1987, as Vice President, Marketing at ISC Systems Corporation. From 1981 to 1983, he served as Vice President and General Manager of Evans and Sutherland Computer Corporation. From 1976 to 1981, Mr. Cavanaugh was Vice President, Marketing for Datapoint Corporation.

     Mr. Levy has served as Vice President and President of the Hearing Instruments Group since October 1992. Prior to joining Telex, Mr. Levy served as Vice President and General Manager for Doubleday Book Shops from 1990 to 1991. From 1987 to 1990 he was Executive Vice President for Eye Care Centers of America, Inc. Prior to 1987, Mr. Levy held several executive positions with Touche Ross and Company, Genesco, Inc. and Walden Books.

     Mr. Wright joined Telex in May 1994 as Vice President and President of Telex's Professional Sound and Entertainment Group. From September 1990 to July 1993, he served as President and Chief Executive Officer of Carlton International Corporations' Abekas Video Systems and IMMIX operations. From January 1988 to September 1990, Mr. Wright served as Vice President of Tektronix Corporation and as President of Grass Valley Group, a wholly owned subsidiary of Tektronix. From 1975 to 1988, Mr. Wright also served in various capacities with Tektronix and Grass Valley ranging from Manufacturing Engineering Manager to Executive Vice President.

     Mr. Cook became a director of the Company on the Recapitalization Closing Date. Mr. Cook began his career at Atlantic Richfield Company ("ARCO") in 1956 as an engineer trainee. He went on to hold various management positions, becoming President and Chief Executive Officer in 1985 and Chairman of the Board of Directors and Chief Executive Officer in 1986. He retired as Chief Executive Officer in June 1994 and as ARCO's Chairman in 1995. Mr. Cook is a member of the Board of Directors of ARCO, Castle & Cook, Inc. and Bank One Louisiana.

     Mr. Eckert became a director of the Company on the Recapitalization Closing Date. Mr. Eckert has been the President of GSCP since January 1994. Since 1991, Mr. Eckert has been a general partner of Greycliff Partners. From 1984 to 1991, Mr. Eckert was a general partner of Goldman, Sachs & Co. He is a director of EV International, Inc., Georgia Gulf Corporation and HBO & Company.

     Mr. Somers became a director of the Company on the Recapitalization Closing Date. Mr. Somers has been a Managing Director of GSCP since December 1993. Prior to that, he worked at Morgan Stanley & Co. Incorporated in the Mergers & Acquisitions and Corporate Finance Departments from June 1988 to June 1993. Mr. Somers is a director of EV International, Inc.

DIRECTOR COMPENSATION

     With the exception of Lodwick M. Cook, the current directors of the Company receive no compensation. For his services as a director, the Company intends to pay Mr. Cook compensation of $20,000 annually and an additional $1,500 for each meeting of the Board he attends. In addition, it is intended that Mr. Cook will be granted a warrant representing the right to purchase 3,135 shares of common stock of Holdings subject to certain anti-dilution protections, at an exercise price of $31.93 per share. The option will become exercisable for 1,045 shares each on May 6, 1998, May 6, 1999, and May 6, 2000, respectively, provided in each case that Mr. Cook is a director of the Company on such date. All of the directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to all compensation paid or accrued by the Company for services rendered in all capacities for the fiscal year ended March 31, 1997 by its Chief Executive Officer and each of the other four most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                          ------------
                                          ANNUAL COMPENSATION(a)           NUMBER OF
                                      -------------------------------        SHARES         ALL OTHER
                                      FISCAL     SALARY       BONUS        UNDERLYING      COMPENSATION
    NAME AND PRINCIPAL POSITION        YEAR      ($)(b)       ($)(C)       OPTIONS(d)         ($)(e)
------------------------------------  ------     -------     --------     ------------     ------------
John L. Hale........................   1997      312,006      212,456             --              --
  Chairman of the Board,               1996      297,115      175,407        160,000              --
  President and Chief Executive        1995      286,000      175,000             --           8,104
  Officer
John T. Hislop......................   1997      149,865      100,267             --              --
  Vice President and Chief             1996      140,742       83,637             --              --
  Financial Officer                    1995      140,000       79,287             --              --
Glen E. Cavanaugh...................   1997      142,846       86,478
  Vice President and President,        1996      133,237       72,385             --              --
  Multimedia/Audio Communications      1995      130,000       64,878             --          19,179
  Group
Daniel G. Wright....................   1997      144,348       77,783
  Vice President and President,        1996      137,212       61,671             --              --
  Professional Sound and               1995      116,427       76,064        150,000          31,103
  Entertainment Group
John A. Palleschi...................   1997      129,536       87,843
  Vice President, Corporate            1996      119,993       73,439         16,000              --
  Development, General Counsel and     1995      115,000       67,950             --              --
  Secretary

---------------
(a) For Fiscal 1997, the only type of Other Annual Compensation for each of the named executive officers was in the form of perquisites and was less than the level required for reporting.

(b) Amounts shown include cash compensation earned and received, amounts earned but deferred, and amounts earned but deferred and paid in the subsequent fiscal year.

(c) Amounts shown represent bonuses under the Fiscal 1995, 1996 and 1997 management incentive plan. The plan is open to the executive officers and other key employees designated by the President and Chief Executive Officer and approved by the Board. Under the plan, individual awards are based upon performance measured by established Telex and individual objectives and on a discretionary evaluation by the President and Chief Executive Officer for awards other than the objectives and on a discretionary evaluation by the President and Chief Executive Officer for awards other than the President and Chief Executive Officer's. Distributions under the plan are made within 30 days following the completion of the audit for the fiscal year in which such compensation is earned. The plan provides for a bonus target of 50.0% of base salary, although maximum awards can exceed such targets. The maximum award for Fiscal 1997 or the named executive officers was 75.0% of base salary for Fiscal 1997. Amounts shown for each fiscal year are awards under the plan that were earned in such fiscal year and paid in the subsequent fiscal year. Effective on the Recapitalization Closing Date, bonuses will be paid pursuant to new bonus programs. See "The Annual Bonus Programs."

(d) There were no grants made during Fiscal 1997 by the Company of Options to purchase securities to the executives named in the Summary Compensation Table above.

(e) All Other Compensation for Mr. Hale, Mr. Cavanaugh and Mr. Wright for each applicable fiscal year consist of nonrecurring cash compensation received in connection with the reimbursement of relocation expenses.

STOCK OPTION GRANTS

     There were no grants made during Fiscal 1997 of any options to purchase securities to any of the executive officers named in the Summary Compensation Table above.

STOCK OPTION EXERCISES

     The following table provides information with respect to the executive officers of the Company listed in the Summary Compensation Table above concerning stock options exercised in Fiscal 1997 and options to acquire common stock of Holdings held as of March 31, 1997. No stock appreciation rights have been granted under any incentive plan.

     AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT
                                                  VALUE         OPTIONS AT FISCAL            FISCAL YEAR-END
                         NUMBER OF SHARES       REALIZED      YEAR-END EXERCISABLE/           EXERCISABLE/
        NAME           ACQUIRED ON EXERCISE      ($)(a)          UNEXERCISABLE(b)          UNEXERCISABLE($)(b)
---------------------  --------------------     ---------     ----------------------     -----------------------
John L. Hale.........         140,000           1,471,680          114,000/120,000         3,523,393/3,495,540
John T. Hislop.......              --                  --           114,900/60,000         3,660,082/1,911,270
Glen E. Cavanaugh....              --                  --            40,000/40,000         1,274,180/1,274,180
Daniel G. Wright.....              --                  --            35,000/70,000         1,091,283/2,182,565
John A. Palleschi....              --                  --            44,000/12,000           1,390,698/349,554

---------------
(a) The per share value of the underlying securities at exercise date minus the exercise or base price of "in the money" options. Per share value is based upon the value determined in accordance with Company practice.

(b) Per share value is based on $31.93 per share less exercise prices.

1997 STOCK OPTION PLAN

     Effective on the Recapitalization Closing Date, key employees of the Company, including the executive officers named in the Summary Compensation Table, participate in a new option plan (the "Option Plan"). See "The Recapitalization -- Treatment of Options and Warrants" for treatment of options outstanding on the Recapitalization Closing Date.

     General Terms. Under the Option Plan, key employees (other than the Chief Executive Officer) selected by the Chief Executive Officer and approved by the Board of Directors of Holdings (the "Holdings Board") will receive non-qualified options to purchase shares of Holdings Common Stock. The Chief Executive Officer's participation will be determined by Holdings Board. Holdings Board will be responsible for administering the Plan. The maximum number of shares of Holdings Common Stock that may be issued under the Option Plan is 19% of the outstanding common stock of Holdings on the Recapitalization Closing Date, on a fully diluted basis and taking into account the issuance of all shares of common stock issuable under the Option Plan, but excluding certain shares that may be granted upon exercise of certain warrants. Upon the occurrence of certain events, such as a stock dividend or a stock split, appropriate adjustments will be made in the number of shares that may be issued under the Option Plan in the future and in the number of shares and price per share under all outstanding grants made before the event. If any grant is for any reason canceled, terminated or otherwise settled without the issuance of some or all of the shares of common stock subject to the grant, such shares will be available for future grants.

     Holdings Board may terminate, suspend or amend the Option Plan but such termination, suspension or amendment may not adversely affect any stock options then outstanding under the Option Plan without the consent of the recipients thereof. Unless terminated by action of Holdings Board, the Option Plan will continue in effect until the tenth anniversary of the Recapitalization Closing Date, but stock options granted prior to such date shall continue in effect until they expire in accordance with their terms.

     Stock Option Grants. Under the Option Plan, Holdings Board may grant non-qualified options that vest over a three-year period, commencing on the grant date, at an exercise price equal to 25% of the Recapitalization Consideration (the "Initial Option Grants"), performance-based options that vest over a five-year period on the achievement of certain annual performance objectives at an exercise price equal to 25% of the Recapitalization Consideration (the "Performance Option Grants"), or performance-based options that vest on the fifth anniversary of the grant date or upon a Change in Control (as defined in the Option Plan) on the achievement of certain long-term performance objectives, at an exercise price equal to the Recapitalization Consideration (the "Super Performance Grants"). Notwithstanding the satisfaction of any performance goals, all performance options will vest on the seventh anniversary of their grant date.

     To exercise an option, the grantee may pay the exercise price in cash or, if permitted by Holdings Board, by delivering on the date of exercise other shares of common stock of Holdings having an aggregate fair market value equal to the exercise price of the option. The term of each option will be fixed by Holdings Board but may not be more than ten years from its date of grant.

     Termination of Employment. In the event of termination of employment of a grantee by reason of disability, death, retirement at or after age 65 or termination for good reason (as defined in the Stockholders Agreement), any options exercisable at the date of such termination will remain exercisable until the tenth anniversary of the grant date. Any options not then exercisable will be forfeited. In the event of a termination of employment of a grantee for cause, any outstanding options, whether exercisable or unexercisable, will be forfeited. In the event of a termination of employment of a grantee for any reason other than death, disability, retirement for good reason or cause, any options exercisable at the date of such termination will remain exercisable for a period of 90 days (or if earlier the expiration of the options).

     Change in Control.  Upon a Change in Control (as defined in the Option
Plan), each outstanding option will be cancelled for a cash payment equal to the excess, if any, of the Change in Control Price (as defined in the Option Plan) over the exercise price for the option unless the Holdings Board determines in good faith that alternative options having substantially equivalent or better rights, terms, conditions and economic value will be awarded to grantees, and such alternative options provide that if the grantee is involuntarily terminated within two years following a Change in Control, all restrictions on the alternative options will lapse.

     Grants to Executives. On the Recapitalization Closing Date, (i) Mr. Hale was granted 107,100 shares, 106,060 shares and 86,160 shares under the Initial Option Grant, the Performance Option Grant and the Super Performance Option Grant, respectively, (ii) Mr. Hislop was granted 18,700 shares, 29,380 shares and 21,260 shares under the Initial Option Grant, the Performance Option Grant and the Super Performance Option Grant, respectively, (iii) Mr. Cavanaugh was granted 8,240 shares, 8,340 shares and 5,540 shares under the Initial Option Grant, the Performance Option Grant and the Super Performance Option Grant, respectively, (iv) Mr. Wright was granted 6,360 shares, 6,840 shares and 5,260 shares under the Initial Option Grant, the Performance Option Grant and the Super Performance Option Grant, respectively, and (v) Mr. Palleschi was granted 26,240 shares, 31,120 shares and 25,260 shares under the Initial Option Grant, the Performance Option Grant and the Super Performance Option Grant, respectively. The number of shares reflect the 20-for-1 stock split that became effective as of June 25, 1997.

     As a result of the new option plan arrangements for the executive officers named above as well as all other covered executives and employees, the Company will incur estimated non-cash compensation charges of $5.0 million, $2.5 million, $1.3 million, $0.4 million and $0.2 million in Fiscal 1998, 1999, 2000, 2001 and 2002, respectively. See the Unaudited Pro Forma Consolidated Financial Information.

THE ANNUAL BONUS PROGRAMS

     The Company has adopted an annual bonus plan for the Company's management employees that provides that participants in such plan are entitled to an annual bonus based on achieving certain annual projected earnings performance targets. Under the terms of the plan, participants are eligible to receive an annual bonus of between 25% and 100% of base salary depending on the level of achievement of the performance targets. The Company has also adopted an additional annual cash bonus plan whereby Messrs. Hale, Hislop, Cavanaugh, Wright and Palleschi may receive additional annual incentive awards in each of the first five years following the Recapitalization Closing Date if certain annual performance targets are achieved. The maximum aggregate awards Messrs. Hale, Hislop, Cavanaugh, Wright and Palleschi may receive over such five year period under the additional plan is up to $1.7 million, $0.4 million, $0.1 million, $0.1 million and $0.5 million, respectively. In total, the Company may incur estimated total cash compensation charges in connection with this additional cash bonus plan for the executive officers named above as well as all other covered executives and employees of $2.3 million, $0.4 million, $0.2 million, $0.1 million and $0.1 million, in Fiscal 1998, 1999, 2000, 2001 and 2002, respectively. See the Unaudited Pro Forma Consolidated Financial Information.

SEVERANCE PROGRAM

     The Company has approved a severance program which will provide that a severance benefit equal to the sum of (i) one times base salary plus the most recent annual bonus and (ii) a pro rata portion of the highest bonus payable over the three most recent fiscal years, will be payable to certain management employees, including Messrs. Cavanaugh and Wright if their employment is terminated without cause or for good reason within 24 months following the Recapitalization Closing Date or the employee is required to relocate within 12 months following the Recapitalization Closing Date. Payment of any severance amounts will be made in equal biweekly installments. The amount of any severance payments will be reduced to avoid the payment being deemed an "excess parachute payment" within the meaning of Section 280G of the Code. Outplacement services and continued health benefits will also be available under the program. The employees will be subject to non-compete agreements for the 12 month period following termination of employment and non-disclosure of trade secrets restrictions.

RETIREMENT BENEFITS

     The Company maintains a defined benefit pension plan (the "Pension Plan") qualified under the Code that provides a defined benefit upon retirement to the Company's eligible employees. Under the terms of the Pension Plan, benefits are determined by the average earnings during the highest five consecutive years of the final ten consecutive years of service with the total remuneration covered by the plan consisting of base salary, commission, overtime and bonuses paid to each participant. The formula provides benefits in the form of a straight-life annuity equal to a percentage of such average annual earnings times years of benefit service plus a percentage of the excess of the average annual earnings over the social security wage base (as determined at age 65) times years of benefit service.

     The following table lists annual benefits under the Pension Plan for the average annual earnings and years of credited service shown for a participant retiring at the normal retirement age of 65. A participant does not accrue additional benefits under the Pension Plan after 35 years of credited service.

                               PENSION PLAN TABLE

                                                          YEARS OF SERVICE
                                  ----------------------------------------------------------------
         REMUNERATION               15            20            25            30             35
------------------------------    -------       -------       -------       -------       --------
$125,000......................    $26,057       $34,742       $43,428       $52,114       $ 60,799
 150,000......................     31,682        42,242        52,803        63,364         73,924
 175,000......................     36,182        48,618        60,753        73,753         85,924
 200,000......................     40,680        54,992        69,303        83,613         97,924
 225,000......................     44,142        59,895        75,647        91,399        107,151
 250,000......................     44,142        59,895        75,647        91,399        107,151
 300,000......................     44,142        59,895        75,647        91,399        107,151
 400,000......................     44,142        59,895        75,647        91,399        107,151
 500,000......................     44,142        59,895        75,647        91,399        107,151

     The full years of credited service as of March 31, 1997 for the executive officers named in the Summary Compensation Table above are as follows: Mr. Hale, 5; Mr. Hislop, 3; Mr. Cavanaugh, 3; Mr. Wright, 2; and Mr. Palleschi, 12. Mr. Hale is also entitled to an additional benefit from the Company upon termination of employment based upon the formula for benefits under the Pension Plan.

     Benefits shown on the table are not subject to reduction for social security benefits or other offset amounts. For plan years beginning in 1995 and thereafter, annual compensation taken into account for purposes of calculating benefits is limited to $150,000 (as adjusted in future years to reflect inflation); however, prior years' compensation taken into account may exceed that amount. The examples of benefits payable in the above table are supplied for illustration only. Under the Pension Plan the maximum annual benefits payable for 1996 are $120,000 in accordance with Section 415(b)(1) of the Code unless the accrued benefit with respect to a participant exceeded that amount as of December 31, 1982, in which case the maximum annual benefit payable is $136,425.

EMPLOYMENT AGREEMENTS

     John L. Hale, John T. Hislop and John A. Palleschi have each entered into five-year employment agreements with GST effective at the Recapitalization Closing Date (each an "Employment Agreement" and collectively, the "Employment Agreements"), which automatically extend for successive annual periods. Pursuant to such Employment Agreements, each officer will receive (i) a base annual salary of $312,000, $150,000 and $129,000, respectively, and (ii) a special bonus of $160,405, $11,506 and $32,176, respectively, thirty days after the Recapitalization Closing Date and on each of the next four anniversaries of the date of the initial payment, provided that on the date such special bonus is due GSCP or its affiliates control 50% or more of the voting power of the Company's outstanding voting securities and there has not occurred an initial public offering of Holdings Common Stock. In addition, each officer will be entitled to receive certain perquisites and to participate in (a) a management incentive compensation plan, pursuant to which each executive may be awarded up to 100% of his base annual salary, if certain performance objectives are achieved and (b) a cash bonus plan, as described above under "-- The Annual Bonus Program," pursuant to which Mr. Hale, Mr. Hislop and Mr. Palleschi may receive an aggregate incentive award of up to approximately $2.1 million, $0.5 million and $0.6 million, respectively, during the first five years following the Recapitalization Closing Date, in each case if certain performance objectives are achieved. Mr. Hale's Employment Agreement is terminable by the Company on 30 days' written notice (or immediately for cause) and on 60 days' written notice by Mr. Hale, whereupon the Company shall pay to Mr. Hale (1) all compensation, benefits and perquisites accrued under his Employment Agreement through the effective date of his termination of employment, (2) the remaining installments of the special bonus provided for in clause (ii) above, payable only to the extent and at such times as Mr. Hale would otherwise be entitled to such special bonus in accordance with the terms of such clause and (3) three times the base salary provided for in clause (i) above, at the rate being paid at the date of termination, plus three times the most recent fiscal year's incentive bonus compensation provided for in clause (a) above, plus a pro rata portion of the highest incentive bonus payable under clause (a) above in the three most recent fiscal years. Each of Mr. Hislop's and Mr. Palleschi's Employment Agreements are terminable by the Company on 30 days' written notice (or immediately for cause). If Mr. Hislop's or Mr. Palleschi's employment is terminated by the Company for any reason other than for cause or the death or disability of the executive or if the executive's employment is terminated by him for Good Reason (as defined in the Employment Agreements) during the period of employment but prior to a Change in Control (as defined in the Employment Agreements), the Company shall pay the executive (x) all compensation, benefits and perquisites accrued under the applicable Employment Agreement through the effective date of his termination of employment, (y) a severance allowance equal to the sum of (1) two times the base salary provided for in clause (i) above, at the rate being paid at the date of termination if the termination occurs prior to the second anniversary of the Recapitalization Closing Date and one year's base salary at the rate being paid at the time of the termination of the executive's employment if the termination occurs after the second anniversary of the Recapitalization Closing Date, (2) two times the most recent fiscal year's incentive bonus compensation provided for in clause (a) above and (3) a pro rata portion of the highest incentive bonus payable under clause (a) above in the three most recent fiscal years and (z) the remaining installments of the special bonus provided for in clause (ii) above payable only to the extent and at such times as the executive would otherwise be entitled to the special bonus in accordance with such clause. The executive may terminate his employment under his Employment Agreement at any time during the period of employment upon 60 days' written notice to the Company, and, without regard to whether such termination occurs prior to a Change in Control, and the executive shall be paid (1) all compensation, benefits and perquisites accrued under his Employment Agreement through the effective date of his termination of employment plus (2) the remaining installments of the special bonus provided for in clause (ii) above, payable only to the extent and at such times as the executive would otherwise be entitled to such special bonus under such clause. The Employment Agreements also contain standard restrictive covenants relating to competition and confidentiality.

                           OWNERSHIP OF CAPITAL STOCK

     The authorized common stock of the Company consists of 1,000 shares of common stock, par value $.01 per share, of which 500 shares are issued and outstanding on a fully diluted basis and all of which are owned by Holdings. The authorized common stock of Holdings consists of 5,000,000 shares of common stock, par value $.0005 per share, of which 3,038,300 shares are issued and outstanding, after giving effect to the 20-for-1 stock split effected by the Company effective as of June 25, 1997.

     The following table sets forth the beneficial ownership of the limited liability company interests of G-II.

                                                                     NUMBER OF     PERCENT OF
                           NAME AND ADDRESS                          INTERESTS       CLASS
    ---------------------------------------------------------------  ---------     ----------
    GSCP(a)(b).....................................................     72.42         72.42%
    TRV Employees Fund, L.P.(c)(b).................................     17.69         17.69%
    Greenwich Street Capital Offshore Fund, Ltd.(d)(b).............      4.41          4.41%
    The Travelers Insurance Company(e)(b)..........................      3.67          3.67%
    The Travelers Life and Annuity Company(e)(b)...................      1.81          1.81%
                                                                       ------        ------
                                                                       100.00        100.00%
                                                                       ======        ======

---------------
(a) The address for this person is 388 Greenwich Street, 36th Fl., New York, NY 10013. The managing general partner of the general partner of this person is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). The manager of this person is Greenwich Street Capital Partners, Inc. ("GSCP, Inc."), which is also a wholly owned subsidiary of Travelers.

(b) By virtue of the relationships set forth in notes (a), (c) and (d), Travelers may be deemed to share beneficial ownership of the securities held of record by this person and may be deemed to share power to vote, or to direct the voting of, and power to dispose of, or direct the disposition of, the securities held of record by such person.

(c) The address for this person is 388 Greenwich Street, 36th Fl., New York, NY 10013. The general partner of this person and the manager of this person, GSCP, Inc., are both wholly owned subsidiaries of Travelers.

(d) The address for this person is c/o Rawlinson & Hunter, Woodbourne Hall, P.O. Box 3162, Road Town Tortola, British Virgin Islands. This person is managed by GSCP, Inc. and all the voting securities of this person are owned by the general partner of GSCP, whose managing general partner is a wholly owned subsidiary of Travelers.

(e) The address for this person is 1 Tower Square, Hartford, CT. 06183-2030. The person is an indirect wholly owned subsidiary of Travelers.

                              THE RECAPITALIZATION

     The following is a summary of the structure of the Recapitalization and certain provisions of the Recapitalization Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Recapitalization Agreement, a copy of which is available upon request from the Company.

     On the Recapitalization Closing Date, the Company completed the Recapitalization pursuant to the Recapitalization Agreement. In connection with the Recapitalization, all of the shares of Holdings Common Stock and all options and warrants to acquire Holdings Common Stock (other than certain shares of Holdings Common Stock and certain options to acquire Holdings Common Stock owned by certain members of management of the Company) were converted into the right to receive Recapitalization Consideration equal to approximately $253.9 million. In addition, in connection with the Recapitalization Agreement, the Rollover Shares and the Rollover Options, with an aggregate value of approximately $21.2 million (approximately 20% of the fully diluted equity of Holdings, give effect to the Rollover Options) were retained by certain members of management of the Company. In connection with the Recapitalization, the Company completed (i) the Tender Offer to repurchase all of the $100.0 million aggregate outstanding principal amount of the Telex Notes and (ii) the Solicitation of consents with respect to certain amendments to the Indenture pursuant to which the Telex Notes were issued.

CAPITALIZATION OF GST

     GST was capitalized by $83.2 million of equity provided by GSCP and certain co-investors and $25.2 million of proceeds provided by the issuance of the GST Subordinated Debentures. The GST Subordinated Debentures will mature in 2009, bear non-cash interest at a rate of 15% compounded quarterly, and are redeemable at the option of the issuer with various premiums up to maturity. If the GST Subordinated Debentures are redeemed or repaid following the fifth anniversary of their issuance, a portion of the redemption/repayment amount will be payable in warrants to purchase Holdings Common Stock. The terms pursuant to which the GST Subordinated Debentures were issued contain a number of negative covenants that, among other things, restrict the ability of the Company to dispose of assets; incur additional indebtedness (including preferred stock); guarantee obligations; create liens; merge, consolidate, liquidate or dissolve; lease property; pay dividends or make distributions in respect of capital stock; create liens on assets; enter into sale and leaseback transactions; conduct transactions with affiliates; and make investments, loans or advances.

STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENT

     In connection with the Recapitalization, all members of the Company's senior management who own any Rollover Shares or Rollover Options (the "Management Stockholders") entered into a Stockholders and Registration Rights Agreement (the "Stockholders Agreement"), under which such Management Stockholder agreed that he or she shall not, without the prior written consent of Holdings, directly or indirectly, sell, pledge, mortgage, hypothecate, give, transfer, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of any shares of Holdings Common Stock now or hereafter beneficially owned by such Management Stockholder. In addition, under the Stockholders Agreement, if a Management Stockholder's employment is terminated, such Management Stockholder shall have the right to sell, and Holdings shall also have the right to purchase all of the shares of Holdings Common Stock owned by such Management Stockholder, and all of the options to acquire Holding Common Stock owned by such Management Stockholder, at prices calculated in accordance with, and subject to certain other terms and conditions set forth in, the terms of the Stockholders Agreement. The Stockholders Agreement also creates certain conventional "drag" and "tag" rights with respect to the shares of Holdings Common Stock owned by the Management Stockholders. The Stockholders Agreement also provides that at any time after the Effective Time, G-II shall have the right to make up to four requests that Holdings effect a public offering under the Securities Act pursuant to a Stockholder Registration Statement of any of the shares of Holdings Common Stock owned by G-II with certain limitations and that Holdings shall pay all registration expenses in connection with each registration of shares of Holdings Common Stock pursuant to the Stockholders Agreement.

                          INTEREST OF CERTAIN PERSONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of Holdings Common Stock and Options as of May 15, 1997, by (i) each person who is known by the Company to beneficially own more than 5% of Holdings Common Stock, (ii) each director of the Company, (iii) each officer of the Company listed in the Summary Compensation Table above and (iv) by all directors and executive officers as a group. Except as otherwise indicated, beneficial ownership includes both voting and investment power with respect to the Holdings Common Stock shown.

                                                                    NUMBER OF SHARES
                                           NUMBER OF SHARES        UNDERLYING OPTIONS       PERCENT OF CLASS
      NAME OF BENEFICIAL OWNER(a)         BENEFICIALLY OWNED      BENEFICIALLY OWNED(a)      (FULLY DILUTED)
----------------------------------------  -------------------     ---------------------     -----------------
Greenwich II, LLC(b)....................       2,605,060                      --                   78.2%
John L. Hale............................         243,680                 103,930                   11.1%
John T. Hislop..........................          17,480                  50,080                    2.2%
Glen E. Cavanaugh.......................          21,480                  26,110                    1.6%
Daniel G. Wright........................          12,080                  32,290                    1.4%
John A. Palleschi.......................          48,880                  24,530                    2.4%
Lodwrick M. Cook........................               0                       0                      0%
Alfred C. Eckert III(c).................               0                       0                      0%
Nicholas E. Somers(c)...................               0                       0                      0%
All directors and officers as a group            427,880                 267,640                   21.0%
  (11) persons(b)(c)....................

---------------
(a) The shares listed include shares of Holdings Common Stock that may be acquired upon exercise of presently exercisable options to acquire Holdings Common Stock, and all such options that will become exercisable within 60 days from the date on which such information is given.

(b) See "Ownership of Capital Stock" for information concerning the ownership of limited liability company interests of Greenwich II, LLC.

(c) Does not include any of the 2,605,060 shares of Holdings Common Stock beneficially owned by Greenwich II LLC, which Mr. Eckert and Mr. Somers may be deemed to beneficially own by virtue of their affiliation with GSCP. Mr. Eckert and Mr. Somers disclaim any such beneficial ownership.

     In connection with the Transactions, an aggregate of 811,520, 175,540, 113,780, 106,680 and 168,960 of the shares of Holdings Common Stock and options to acquire shares of Holdings Common Stock held by Messrs. Hale, Hislop, Cavanaugh, Wright and Palleschi, respectively, were converted into the right to receive an aggregate of $25.6 million, $5.5 million, $3.6 million, $3.3 million and $5.4 million in cash, respectively. In addition, in connection with the Transactions, an aggregate of 329,760, 64,460, 46,220, 43,320 and 69,040 of the
shares of Holdings Common Stock and options to acquire shares of Holdings Common Stock held by Messrs. Hale, Hislop, Cavanaugh, Wright and Palleschi, respectively, were retained by such individuals.

                              RELATED TRANSACTIONS

     The Company has also engaged Greenwich Street Capital Partners, Inc. ("Greenwich"), the manager of GSCP, to provide it with certain business, financial and managerial advisory services, including developing and implementing corporate and business strategy and providing other consulting and advisory services. In exchange for such services, the Company has agreed to pay Greenwich an annual fee of $1.7 million, payable quarterly in arrears, plus Greenwich's reasonable out-of-pocket costs and expenses. This engagement will be in effect until the earlier to occur of the tenth anniversary of Recapitalization Closing Date and the date on which GSCP no longer owns, directly or indirectly, any shares of the capital stock of G-II, and may be earlier terminated by Greenwich in its discretion.

     In addition, on the Recapitalization Closing Date, Greenwich received $2.5 million in fees for providing services relating to the structuring and management of the Recapitalization and reimbursement for its reasonable out-of-pocket costs and expenses relating to its provision of such services.

RELATIONSHIPS BETWEEN GSCP AND THE INITIAL PURCHASERS

     GSCP and Smith Barney Inc. are both affiliated companies of Travelers Group Inc. An affiliate of Chase Securities Inc. ("CSI") is a limited partner in GSCP. Princes Gate Investors II, L.P. ("Princes Gate"), an investment fund affiliated with Morgan Stanley & Co. Incorporated, together with certain affiliated investors, will be the owners of the GST Subordinated Debentures.

                 DESCRIPTION OF SENIOR SECURED CREDIT FACILITY

     General. The Company entered into the Senior Secured Credit Facility, on the Recapitalization Closing Date with the banks, financial institutions and other entities selected in the syndication effort (the "Lenders"), Chase, as administrative agent, syndication agent and lender, and Morgan Stanley Senior Funding, Inc., as documentation agent, and lender, which provides for the Term Loan Facility of $115.0 million and the Revolving Credit Facility of $25.0 million, which includes a $10.0 million letter of credit facility. The following is a summary of the principal terms of the credit agreement governing the Senior Secured Credit Facility and related loan documents (the "Credit Documentation") and is subject to and qualified in its entirety by reference to the Credit Documentation, which is filed as an Exhibit to the Registration Statement of which this Prospectus forms a part. Copies of the Credit Documentation are available upon request from the Company.

     Use of Facility. Upon consummation of the Recapitalization, the Company had $115.0 million outstanding under the Term Loan Facility and would have had $7.3 million outstanding under the Revolving Credit Facility had all related fees and expenses been paid on such date. On such date, the Company also had $5.9 million of letters of credit outstanding under the Revolving Credit Facility. The remainder of the Revolving Credit Facility, $11.8 million, would have been available (subject to borrowing base availability) to service the working capital requirements of the Company and for its general corporate purposes.

     Security, Guarantees. The obligations of the Company under the Credit Documentation are unconditionally guaranteed, jointly and severally, by each domestic subsidiary of the Company and will also be guaranteed by each subsequently acquired or organized direct and indirect domestic subsidiary of the Company. The obligations under the Senior Secured Credit Facility and the guarantees thereof are secured by a first priority security interest in substantially all of the Company's tangible and intangible assets, including, without limitation, intellectual property, owned U.S. real property, all of the capital stock of the Company and each of its existing and subsequently acquired or organized direct and indirect domestic subsidiaries, and 65% of the capital stock of each of its existing and subsequently acquired or organized direct foreign subsidiaries.

     Borrowing Base. Loans under the Revolving Credit Facility are subject to maintenance by the Company of a borrowing base (the "Borrowing Base"). At any time, amounts borrowed under the Revolving Credit Facility may not exceed the sum of 80% of the eligible accounts receivable and 50% of the eligible inventory of the Company, provided that the portion of the borrowing base represented by eligible inventory shall not be more than 50%. The borrowing base will be computed at least monthly by the Company.

     Amortization, Interest. The Tranche A Facility is repayable in consecutive quarterly installments over five and one-half years and matures on November 6, 2002 and the Tranche B Facility is repayable in consecutive quarterly installments over seven and one-half years and matures on November 6, 2004. The Term Loan Facility initially bears interest at a rate per annum equal (at the Company's option) to (i) an Alternate Base Rate (equal to the highest of (a) Chase's prime rate, (b) the secondary market rate for certificates of deposit plus 1% and (c) the federal funds effective rate plus 0.5% (the "ABR")) plus 1.50% (the "ABR Applicable Margin"), in the case of the Tranche A Term Loan Facility, and, in the case of the Tranche B Term Loan Facility, 2.00% or (ii) the Eurodollar Rate (the rate at which Eurodollar deposits for one, two, three or six months (at the Company's option) are offered to Chase in the interbank Eurodollar market) in the approximate amount of Chase's share of the relevant loan (the "Eurodollar Rate") plus 2.50% (the "Eurodollar Applicable Margin"), in the case of the Tranche A Term Loan Facility, and, in the case of the Tranche B Term Loan Facility, 3.00%. The Revolving Credit Facility is available on a revolving and matures on November 6, 2002. The Revolving Credit Facility initially bears interest at a rate per annum equal (at the Company's option) to (i) the ABR plus the ABR Applicable Margin or (ii) the Eurodollar Rate plus the Eurodollar Applicable Margin.

     Prepayments and Reduction of Commitments. The Senior Secured Credit Facility permits the Company to prepay loans and to permanently reduce revolving credit-commitments in minimum amounts equal to $1.0 million or a whole multiple of $500,000 in excess thereof. In addition, the Company is required to make mandatory prepayments with (i) non-ordinary asset sale proceeds, (ii) equity and debt proceeds (with certain exceptions) and (iii) with 75% of the excess cash flow of the Company and its subsidiaries for each fiscal year commencing on April 1, 1997 and each fiscal year thereafter. All such amounts shall be applied, first, to the prepayment of the Term Loan Facility and, second, to the permanent reduction of the Revolving Credit Facility (other than prepayments with excess cash flow). The Revolving Credit Facility must be prepaid and, when there are no loans outstanding under the Revolving Credit Facility, all outstanding letters of credit must be cash collateralized to the extent aggregate outstandings at any time exceed the lesser of the amount of the Revolving Credit Facility or the Borrowing Base.

     Fees. The Company has agreed to pay to the lenders the following fees: (i) an annual administration fee of $100,000 for the first year, which will be paid on the Recapitalization Closing Date, and $75,000 for each subsequent year, which will be payable in advance of each subsequent anniversary of the Recapitalization Closing Date prior to the maturity or early termination of the Senior Secured Credit Facility and the payment in full of all amounts owing thereunder and (ii) a commitment fee equal to 0.50% per annum, payable quarterly, on the average daily unused portion of the Senior Secured Credit Facility. The Company will also pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Eurodollar Applicable Margin under the Revolving Credit Facility then in effect plus a fronting fee equal to 0.25% per annum, payable quarterly, on the face amount of each letter of credit. In addition, the Company will be required to pay to the issuing lender customary administrative, issuance, amendment, payment and negotiation charges.

     Covenants. The Senior Secured Credit Facility contains a number of negative covenants that, among other things, restrict the ability of the Company to dispose of assets; incur additional indebtedness (including preferred stock); guarantee obligations; merge, consolidate, liquidate or dissolve; lease property; pay dividends or make distributions in respect of capital stock; create liens on assets; enter into sale and leaseback transactions; make investments, loans or advances (including in or to subsidiaries the current assets of which are not included in the borrowing base calculation); make optional payments and modifications of the Notes; change the business conducted by the Company or its subsidiaries; make capital expenditures; engage in certain transactions with affiliates; agree to negative pledge clauses; or cause changes in its fiscal year. The Senior Secured Credit Facility also contains affirmative covenants that require the Company (i) to provide certain information to Chase;
(ii) to continue its business and maintain its material rights and privileges;
(iii) to comply with laws and its material contractual obligations; (iv) to maintain its property and adequate insurance; (v) to maintain certain books and records; (vi) to allow the Lenders to inspect its property and books and conduct field audits of its accounts receivable and inventory; and (vii) to agree to grant security interests in after-acquired property.

     The Company is also required to comply with specified financial covenants and ratios, including (i) a minimum consolidated EBITDA requirement, (ii) a maximum consolidated debt to consolidated EBITDA ratio, and (iii) a minimum consolidated EBITDA to consolidated fixed charges ratio.

     Events of Default. The Senior Secured Credit Facility contains customary events of default, including defaults relating to non-payment, material breach of a representation, warranty or covenant contained therein, cross-default and acceleration, bankruptcy, certain ERISA events, material judgements, actual or asserted invalidity of any guarantee or security document, subordination provisions or security interest, and a change of control.

     Expenses and Indemnification. Under the Senior Secured Credit Facility, the Company has agreed to pay (i) all reasonable out-of-pocket expenses of Chase and the Lenders associated with the preparation, execution, delivery, and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees and disbursements and other charges of counsel) and (ii) all out-of-pocket expenses of Chase and the Lenders in connection with the enforcement thereof (including the reasonable fees and disbursements and other charges of counsel). In addition, the Company will agree to indemnify Chase, the Lenders and related parties against any loss, liability, cost or expense incurred in respect of the financing or the use or the proposed use of proceeds thereof, except for losses, liability, costs or expenses resulting from the gross negligence or willful misconduct of the indemnified party or any or its respective directors, officers, employees and agents.

                               THE EXCHANGE OFFER

     The summary herein of certain provisions of the Exchange and Registration Rights Agreement does not purport to be complete and reference is made to the provisions of the Exchange and Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement and a copy of which is available as set forth under the heading "Available Information."

TERMS OF THE EXCHANGE OFFER

  General

     In connection with the issuance of the Existing Notes pursuant to a Purchase Agreement, dated as of April 29, 1997 between the Company and the Initial Purchasers, the Initial Purchasers and their respective assignees became entitled to the benefits of the Exchange and Registration Rights Agreement.

     Under the Exchange and Registration Rights Agreement, the Company has agreed (i) to file with the Commission within 60 days after May 6, 1997, the date the Existing Notes were issued (the "Issue Date"), the Registration Statement of which this Prospectus is a part with respect to a registered offer to exchange the Existing Notes for the New Notes, (ii) to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act within 150 days after the Issue Date and (iii) to use its reasonable best efforts to consummate the Exchange Offer within 165 calendar days after the Issue Date. The Company will keep the Exchange Offer open for not less than 30 days after the date notice of the Exchange Offer is mailed to holders of the Existing Notes. The Exchange Offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Exchange and Registration Rights Agreement.

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. New Notes will be issued in exchange for an equal principal amount of outstanding Existing Notes accepted in the Exchange Offer. Existing Notes may be tendered only in integral multiples of $1,000. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders as of September 8, 1997. The Exchange Offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange. However, the obligation to accept Existing Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth herein under "-- Conditions."

     Existing Notes shall be deemed to have been accepted as validly tendered when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Existing Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

     Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14,
1993) and Shearman & Sterling (available July 2, 1993)), the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of business, (ii) at the time of the commencement of the Exchange Offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes and (iii) such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes. The Company has not sought, and does not intend to seek, a no-action letter from the Commission with respect to the effects of the Exchange Offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

     By tendering Existing Notes in exchange for New Notes and executing the Letter of Transmittal, each holder will represent to the Company that: (i) it is not an affiliate of the Company, (ii) any New Notes to be received by it will be acquired in the ordinary course of business and (iii) at the time of the commencement of the Exchange Offer it had no arrangement or understanding with any person to participate in a distribution of the New Notes and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New Notes. If a holder of Existing Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

     Each broker-dealer that receives New Notes for its own account in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes in connection with any resale of such New Notes. See "Plan of Distribution."

     Upon consummation of the Exchange Offer, subject to certain limited exceptions, holders of Existing Notes who do not exchange their Existing Notes for New Notes in the Exchange Offer will no longer be entitled to registration rights and will not be able to offer or sell their Existing Notes, unless such Existing Notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to
do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

  Expiration Date; Extensions; Amendments; Termination

     The term "Expiration Date" shall mean October 8, 1997 (30 calendar days following the commencement of the Exchange Offer), unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. Notwithstanding any extension of the Exchange Offer, if the Exchange Offer is not consummated by October 18, 1997, the Company must pay liquidated damages to each holder of Existing Notes in an amount equal to $0.192 per week per $1,000 principal amount of the Existing Notes held by such holder until the Exchange Offer is consummated.

     To extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the Existing Notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Existing Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not permit acceptance of Existing Notes not previously accepted if any of the conditions set forth herein under "-- Conditions" shall have occurred and shall not have been waived by the Company prior to the Expiration Date, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Existing Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Existing Notes of such amendment.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

     The New Notes will accrue interest at the rate of 10 1/2% per annum from the Issue Date of the Existing Notes. Interest on the New Notes are payable on May 1 and November 1 of each year, commencing November 1, 1997.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Existing Notes into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or
(ii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO THE COMPANY. Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

     The tender by a holder of Existing Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Any beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution") unless the Existing Notes tendered pursuant thereto is tendered for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and withdrawal of the tendered Existing Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes which, if accepted, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Existing Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Existing Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the Exchange Agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion, subject to the provisions of the Indenture, (i) to purchase or make offers for any Existing Notes that remains outstanding subsequent to the Expiration Date or, as set forth under "-- Conditions", (ii) to terminate the Exchange Offer in accordance with the terms of the Exchange and Registration Rights Agreement,
(iii) to redeem Existing Notes as a whole or in part at any time and from time to time, as set forth under "Description of Notes -- Optional Redemption" and
(iv) to the extent permitted by applicable law, to purchase Existing Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all Existing Notes properly tendered will be accepted promptly after the Expiration Date, and the New Notes will be issued promptly after acceptance of the Existing Notes. See "-- Conditions." For purposes of the Exchange Offer, Existing Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a Book-Entry Confirmation of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Existing Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

EXCHANGING BOOK-ENTRY NOTES

     The Exchange Agent and the Book Entry Transfer Facility have confirmed that any financial institution that is a participant in the Book Entry Transfer Facility may utilize the Book-Entry Transfer Facility Automated Tender Offer Program ("ATOP") procedures to tender Existing Notes.

     Any participant in the Book Entry Transfer Facility may make book-entry delivery of Existing Notes by causing the Book Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account in accordance with the Book Entry Transfer Facility's ATOP procedures for transfer. However, the exchange for the Existing Notes so tendered will only be made after a Book-Entry Confirmation of such book-entry transfer of Existing Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book Entry Transfer Facility and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that the Book Entry Transfer Facility has received an express acknowledgment from a participant tendering Existing Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

     If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) a Book-Entry Confirmation and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

     Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time on the Expiration Date at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility from which the Existing Notes was tendered, identify the principal amount of the Existing Notes to be withdrawn, and specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notice will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not be have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Notes which have been tendered for exchange but which are not exchanged for any reason will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" and "-- Book-Entry Transfer" above at any time on or prior to the Expiration Date.

CONDITIONS

     The Company has no obligation to consummate the Exchange Offer if the New Notes to be received by such holder or holders of Existing Notes in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of the several states of the United States. All conditions to the Exchange Offer (with the exception of certain necessary governmental approvals) must be satisfied or waived prior to the Expiration Date.

EXCHANGE AGENT

     Manufacturers Traders and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Mail:                                                                 By Hand to 4:30 pm:
One M&T Plaza
7th Floor                                     Telephone:
Buffalo, New York 14203                      716 842-5602            Attention: Russell Whitley
Attention: Russell Whitley
               Assistant Vice                 Facsimile:
President                                    716 842-4474

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of the Company.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Prospectus and related documents to the beneficial owners of the Existing Notes, and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer will be paid by the Company, including fees and expenses of the Exchange Agent and Trustee and accounting, legal, printing and related fees and expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Existing Notes pursuant to the Exchange Offer. If, however, New Notes or Existing Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Existing Notes tendered, or if tendered Existing Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Existing Notes who do not exchange their Existing Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the issuance of the Existing Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Existing Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Existing Notes under the Securities Act. To the extent that Existing Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Existing Notes could be adversely affected.

                              DESCRIPTION OF NOTES

GENERAL

     The Existing Notes were issued, and the New Notes offered hereby will be issued, under an Indenture, to be dated as of May 6, 1997 (the "Indenture"), between the Company and Manufacturers and Traders Trust Company, as Trustee (the "Trustee"), a copy of which is available upon request to the Company.

     The following summary of certain provisions of the Indenture and the Notes is a description of such provisions after giving effect to the consummation of the Transactions. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms to be made a part thereof by the Trust Indenture Act of 1939, as amended ("TIA"). The Indenture is filed as an Exhibit to the Registration Statement of which this Prospectus forms a part and is available, upon request, from the Company. The term "Company" and the other capitalized terms defined in "-- Certain Definitions" below are used in this "Description of Notes" as so defined.

     Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee, at 50 Broadway, 7th Floor, New York, New York), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the registered holders of the Notes as such address appears in the Note Register.

     The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

     The Notes will be limited to $125.0 million aggregate principal amount, and will mature on May 1, 2007. Each Note will bear interest at a rate per annum shown on the front cover of this Prospectus from the date of issuance, or from the most recent date to which interest has been paid or provided for, payable semiannually in cash to Holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year, commencing November 1, 1997.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole or in part, and from time to time on and after May 1, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

                                                                    REDEMPTION
                                      PERIOD                          PRICE
                --------------------------------------------------  ----------
                2002..............................................    105.250%
                2003..............................................    103.500%
                2004..............................................    101.750%
                2005 and thereafter...............................    100.000%

     In addition, at any time and from time to time prior to May 1, 2000, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings by the Company following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount thereof) of 110.5% plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however,that at least 66 2/3% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption.

     At any time on or prior to May 1, 2002, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event more than 180 days after the occurrence of such Change of Control) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     In addition, as more fully described under "Change of Control," each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes following a Change of Control at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

SELECTION

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The indebtedness evidenced by the Notes will be unsecured Senior Subordinated Indebtedness of the Company, will be subordinated in right of payment, as set forth in the Indenture, to the payment when due of all existing and future Senior Indebtedness of the Company, including the Company's obligations under the Senior Credit Facility, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company and its Subsidiaries to the extent of the value of the assets securing such Indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "-- Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein.

     At March 31, 1997, on a pro forma basis after giving effect to the Transactions, the outstanding Senior Indebtedness of the Company would have been approximately $120.0 million (exclusive of unused commitments), all of which would have been Secured Indebtedness and no Senior Subordinated Indebtedness (other than the indebtedness represented by the Notes). Although the Indenture contains limitations on the amount of additional Indebtedness which the Company may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Secured Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness" below.

     Certain of the operations of the Company are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of Subsidiaries of the Company, other than any such Subsidiary that may become a Note Guarantor in the future. See "-- Note Guarantees" below. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of the Company's Subsidiaries, such limitation is subject to a number of significant qualifications.

     "Senior Indebtedness" means the following obligations, whether outstanding on the date of the Indenture or thereafter issued, without duplication: (i) all obligations consisting of Bank Indebtedness; and (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company regardless of whether post-filing interest is allowed in such proceeding) on, and fees and other amounts owing in respect of, all other Indebtedness of the Company, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that the obligations in respect of such Indebtedness are not senior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of the Company (or Guarantee by the Company of any Indebtedness) that is expressly subordinate in right of payment to any other Indebtedness of the Company (or Guarantee by the Company of any Indebtedness) or (5) any Capital Stock. If any Designated Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Designated Senior Indebtedness nevertheless will constitute Senior Indebtedness.

     Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not Incur, directly or indirectly, any Indebtedness that is expressly subordinate in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured, and Indebtedness that is not guaranteed by a particular Person is not deemed to be subordinate or junior to Indebtedness that is so guaranteed merely because it is not so guaranteed.

     The Company may not pay principal of, or premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid when due in cash or Cash Equivalents or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived and any such acceleration has been rescinded in writing or (y) such Senior Indebtedness has been paid in full in cash or Cash Equivalents. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing.

     In addition, during the continuance of any default (other than a default described in clause (i) or (ii) of the first sentence of the immediately preceding paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of each Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because such Designated Senior Indebtedness has been repaid in full or (iii) because the default giving rise to such Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of the immediately preceding paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than Bank Indebtedness, a Representative of Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, or in a bankruptcy, insolvency, receivership or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the Noteholders are entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a distribution is made to Noteholders that due to the subordination provisions should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five Business Days after such holders or the Representative of each Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders, and trade creditors of the Company who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Senior Subordinated Indebtedness. In addition, as described above, the Notes will be effectively subordinated to the claims of creditors of the Company's Subsidiaries.

NOTE GUARANTEES

     After the Issue Date, the Company may cause any Restricted Subsidiary, and will cause each newly acquired or created Domestic Subsidiary that is a Significant Subsidiary (each, a "Note Guarantor"), to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee (each, a "Note Guarantee") payment of the Notes. Each such Note Guarantor as primary obligor and not merely as surety, will jointly and severally, irrevocably and fully and unconditionally Guarantee, on a senior subordinated basis, the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the "Guaranteed Obligations"). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Note Guarantees.

     The obligations of each Note Guarantor will be limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor, result in the obligations of such Note Guarantor under the Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Each such Note Guarantee shall be a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other Guaranteed Obligations then due and owing, unless earlier terminated as described below,
(ii) be binding upon such Note Guarantor and

(iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

     The Indenture provides that, subject to the provisions described in the next succeeding paragraph, no Note Guarantor may consolidate or merge with or into (whether or not such Note Guarantor is the surviving Person) another Person unless (i) the Person formed by or surviving any such consolidation or merger (if other than a Note Guarantor or the Company) assumes all the obligations of such Note Guarantor under the Note Guarantee and the Indenture pursuant to a supplemental indenture, in form reasonably satisfactory to the Trustee, and (ii) if such merger or consolidation is with a Person other than the Company or a Restricted Subsidiary, (x) immediately after such transaction, no Default or Event of Default exists and (y) the Company will, at the time of such transaction after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) under "Certain Covenants -- Limitation on Indebtedness."

     Notwithstanding the preceding paragraph, concurrently with any sale or disposition (by merger or otherwise) of any Note Guarantor in accordance with the terms of the Indenture (including the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets") by the Company or a Restricted Subsidiary to any Person that is not an Affiliate of the Company, such Note Guarantor will automatically and unconditionally be released from all obligations under its Note Guarantee; provided, however, that any such release shall occur only to the extent that all obligations of such Note Guarantor under, and all of its guarantees of, and all of its pledges of assets or other security interests which secure, any Bank Indebtedness of the Company shall also terminate upon such release, sale or transfer (other than with respect to any such Indebtedness that is assumed by any Person that is not an Affiliate of the Company).

     In addition, any Note Guarantee of any Note Guarantor will be automatically and unconditionally released and discharged upon the merger or consolidation of such Note Guarantor with and into the Company or another Note Guarantor that is the surviving Person in such merger or consolidation.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has exercised its right to redeem all of the Notes as described under "Optional Redemption":

          (i) prior to the first public offering of Voting Stock of the Company, either (x) Permitted Holders cease to be the "beneficial owner" or "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange
     Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company, or (y) Permitted Holders cease to be entitled by voting power, contract or otherwise to elect or cause the election of directors of the Company having a majority of the total voting power of the Board of Directors, in each case, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the "specified entity" held by any other entity (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, a majority of the Voting Stock of the parent entity);

          (ii) following the first public offering of Voting Stock of the Company, any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire within one year), directly or indirectly, of more than 35% of the Voting Stock of the Company, provided that the Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors; or

          (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

     In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control (unless the Company has exercised its right to redeem all the Notes as described under "Optional Redemption"), the Company shall (i) repay in full all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

     Unless the Company has exercised its right to redeem all the Notes as described under "Optional Redemption," the Company shall, within 30 days following any Change of Control (or at the Company's option, prior to such Change of Control but after the public announcement thereof), mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or will occur and that such Holder has (or upon such occurrence will have) the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (5) that, if such Offer is made prior to such Change of Control, payment is conditioned on the occurrence of such Change of Control.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     The occurrence of a Change of Control would constitute a default under the Senior Credit Agreement. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. As described above under "Optional Redemption," the Company also has the right to redeem the Notes at specified prices, in whole but not in part, upon a Change of Control.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company and the Note Guarantors may Incur Indebtedness if on the date of the Incurrence of such Indebtedness the Consolidated Coverage Ratio would be greater than (i) 2.00:1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date, and (ii) 2.25:1.00 if such Indebtedness is Incurred thereafter.

     (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

          (i) Indebtedness Incurred pursuant to the Senior Credit Facility in a maximum principal amount not to exceed at any time

             (A) an aggregate principal amount of $115.0 million under the Term Loan Facility less the aggregate amount of all scheduled repayments of principal, or mandatory prepayments of principal with Net Available Cash from Asset Dispositions, applied to permanently reduce the Indebtedness outstanding under the Term Loan Facility, plus (in the case of any refinancing thereof) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing, and

             (B) an aggregate principal amount outstanding at any time under the Revolving Credit Facility not to exceed the greater of (x) $25.0 million less the amount of all mandatory prepayments of principal with Net Available Cash from Asset Dispositions, applied to permanently reduce the commitments under the Revolving Credit Facility plus (in the case of any refinancing thereof) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing, and (y) the Borrowing Base;

          (ii) Indebtedness of Foreign Subsidiaries for working capital purposes and any Guarantees in respect thereof, the aggregate principal amount of which Indebtedness outstanding at any time does not exceed, as to all such Foreign Subsidiaries, the greater of (the "Foreign Subsidiary Amount") (A) $10.0 million and (B) an amount equal to 10% of Consolidated Tangible Assets; provided, however, that the principal amount of such Indebtedness may exceed the Foreign Subsidiary Amount by an amount not to exceed the amount of debt permitted to be Incurred by clause (i)(B) as of such date but the principal amount of Indebtedness permitted to be Incurred by clause
     (i)(B) above shall be reduced by the amount by which such Indebtedness exceeds the Foreign Subsidiary Amount;

          (iii) Indebtedness (A) of the Company to any Restricted Subsidiary and
     (B) of any Wholly Owned Subsidiary to the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, an Incurrence of Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

          (iv) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clause (i), (ii) or (iii) above) outstanding on the date of the Indenture and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or paragraph (a);

          (v) Indebtedness of the Company or any Restricted Subsidiary to finance or refinance the deferred purchase price of newly acquired property of the Company and its Subsidiaries used in the ordinary course of business of the Company and its Subsidiaries (provided such purchase money financing is entered into within six months of the acquisition of such property), and any Refinancing Indebtedness with respect thereto, in an amount (based on the remaining balance of the obligations therefor on the books of the Company and its Restricted Subsidiaries) which shall not exceed the greater of (A) $7.0 million and (B) an amount equal to 7% of Consolidated Tangible Assets in the aggregate at any one time outstanding;

          (vi) Indebtedness of the Company or any Restricted Subsidiary (which may comprise Bank Indebtedness) in an aggregate principal amount at any one time outstanding not in excess of the greater of (A) $7.0 million and (B) an amount equal to 7% of Consolidated Tangible Assets;

          (vii) Indebtedness of the Company or any Restricted Subsidiary in the form of Capitalized Lease Obligations or Attributable Debt, and any Refinancing Indebtedness with respect thereto, in an aggregate amount not in excess of the greater of (A) $7.0 million and (B) an amount equal to 7% of Consolidated Tangible Assets at any one time outstanding; provided, however, that all Indebtedness Incurred by one or more Restricted Subsidiaries that are not Note Guarantors pursuant to clause (v) or (vi) above or this clause (vii) shall not exceed the greater of (A) $7.0 million and (B) an amount equal to 7% of Consolidated Tangible Assets in aggregate principal amount at any one time outstanding;

          (viii) Indebtedness represented by the Note Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i) or (iii) above;

          (ix) Guarantees (A) by any Note Guarantor of Senior Indebtedness, (B) by the Company or any Note Guarantor of Guarantor Senior Indebtedness or
     (C) by any Wholly Owned Subsidiary that is not a Note Guarantor of Indebtedness of any Wholly Owned Subsidiary that is not a Note Guarantor;

          (x) Indebtedness (A) arising by reason of any Lien created or permitted to exist in compliance with the covenant described under "-- Limitations on Liens," including any Indebtedness of any Note Guarantor arising by reason of any Lien granted by such Person to secure Senior Indebtedness, or of the Company or any Note Guarantor arising by reason of any Lien granted by such Person to secure Guarantor Senior Indebtedness, or
     (B) of any Restricted Subsidiary that is not a Note Guarantor arising by reason of any Lien granted by such Person to secure Indebtedness of any Restricted Subsidiary that is not a Note Guarantor;

          (xi) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

          (xii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities, or obligations in respect of purchase price adjustments, in connection with the acquisition or disposition of assets, including pursuant to the Recapitalization;

          (xiii) Indebtedness in respect of (A) commercial letters of credit, or other letters of credit or other similar instruments or obligations, issued in connection with liabilities incurred in the ordinary course of business (including those issued to governmental entities in connection with self-insurance under applicable workers' compensation statutes), or (B) surety, judgment, appeal, performance and other similar bonds, instruments or obligations provided in the ordinary course of business;

          (xiv) Indebtedness under Hedging Obligations; provided, however, that such Hedging Obligations are entered into for bona fide hedging purposes of the Company or any Restricted Subsidiary and are in the ordinary course of business;

          (xv) Indebtedness (A) of the Company consisting of Guarantees of up to an aggregate principal amount of $4.0 million of borrowings by Management Investors in connection with the purchase of Capital Stock of the Company, Holdings or G-II by such Management Investors or (B) of the Company or any Restricted Subsidiary consisting of guarantees in respect of loans or advances made to officers or employees of Holdings, the Company or any Restricted Subsidiary, or guarantees otherwise made on their behalf, (1) in respect of travel, entertainment and moving-related expenses incurred in the ordinary course of business, or (2) in the ordinary course of business not exceeding $500,000 in the aggregate outstanding at any time;

          (xvi) Indebtedness of any Restricted Subsidiary that is Indebtedness of another Person assumed by such Restricted Subsidiary in connection with its acquisition of assets from such Person (other than Indebtedness Incurred in connection with, or in contemplation of, such acquisition) and any Refinancing Indebtedness with respect thereto; provided, however, that at the time of such acquisition of assets the Company shall have been able to Incur at least an additional $1.00 of Indebtedness under paragraph (a) above after giving effect to such acquisition; and

          (xvii) Indebtedness of a Restricted Subsidiary issued and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred (A) as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or (B) otherwise in connection with, or in contemplation of, such acquisition) and any Refinancing Indebtedness with respect thereto; provided, however, that on the date of any such acquisition the Company shall have been able to Incur at least $1.00 of Indebtedness under paragraph (a) above after giving effect to such acquisition.

     (c) Notwithstanding the foregoing, the Company will not Incur any Indebtedness pursuant to any provision of the foregoing paragraph (b) that permits Refinancing Indebtedness in respect of Indebtedness constituting Subordinated Obligations, if the proceeds of such Refinancing Indebtedness are used, directly or indirectly, to refinance such Subordinated Obligations, unless such Refinancing Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness arising under any Guarantee, Lien or letter of credit supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; and
(iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

     (e) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt, provided that
(x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date and (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

     Limitation on Layering. The Company shall not incur any Indebtedness if such Indebtedness is expressly subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. No Note Guarantor shall incur any Indebtedness if such Indebtedness is expressly subordinate in right of payment to any Guarantor Senior Indebtedness of such Note Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Note Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Note Guarantor. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured, and Indebtedness that is not guaranteed by a particular Person is not deemed to be subordinate or junior to Indebtedness that is so guaranteed merely because it is not so guaranteed.

     Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, if the Restricted Subsidiary making such dividend or distribution is not a Wholly Owned Subsidiary, to its other shareholders on no more than a pro rata basis, measured by value), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or another Restricted Subsidiary,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase, redemption or other acquisition of Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted
Payment:

          (1) a Default shall have occurred and be continuing (or would result therefrom);

          (2) the Company could not incur at least an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or

          (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Company's Board of Directors whose determination shall be conclusive and evidenced by a resolution of the Company's Board of Directors) declared or made subsequent to the date of the Indenture would exceed the sum of:

             (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the end of the most recent fiscal quarter ending prior to the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

             (B) the aggregate Net Cash Proceeds received by the Company either
        (x) as capital contributions to the Company after the Issue Date or (y) from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Restricted Subsidiary of the Company), provided that in the event such issuance or sale is to an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries for the benefit of their employees, to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust for which the Company is liable as Guarantor or otherwise, such aggregate amount of Net Cash Proceeds shall be limited to the aggregate amount of principal payments made by such plan or trust with respect to such Indebtedness;

             (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary of the Company) subsequent to the Issue Date, of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or other property (other than Capital Stock), distributed by the Company upon such conversion or exchange), plus the amount of any cash or other property received by the Company or any Restricted Subsidiary upon such conversion or exchange;

             (D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment"), not to exceed in the case of any such Unrestricted Subsidiary the aggregate amount of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the Issue Date; and

             (E) in the case of disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount equal to the lesser of the return of capital or repayment with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment.

     (b) The provisions of the foregoing paragraph (a) will not prohibit:

          (i) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Capital Stock of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries) or a substantially concurrent capital contribution to the Company; provided, however, that (A) such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or capital contribution shall be excluded in subsequent calculations under clause (B) of paragraph (a);

          (ii) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company that is permitted to be Incurred pursuant to the covenant described under "Limitation on Indebtedness"; provided, however, that such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

          (iii) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets"; provided, however, that such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

          (iv) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations upon a Change of Control to the extent required by the agreement governing such Subordinated Obligations but only if the Company shall have complied with the covenant described under "-- Change of Control" and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Obligations; provided, however, that (A) the purchase price (stated as a percentage of principal amount or issue price plus accrued original issue discount, if less) of such Subordinated Obligations shall not be greater than the price (stated as a percentage of principal amount) of the Notes pursuant to any such offer to repurchase the Notes in the event of a Change of Control, and (B) any such purchase, redemption, repurchase, defeasance, retirement or other acquisition shall be included in subsequent calculations of the amount of Restricted Payments;

          (v) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with paragraph (a); provided, however, that such dividends shall be included in subsequent calculations of the amount of Restricted Payments;

          (vi) loans, advances, dividends or distributions by the Company to Holdings or G-II to permit Holdings or G-II, as the case may be, to repurchase or otherwise acquire its Capital Stock or options, warrants or other rights in respect thereof, or payments by the Company to repurchase or otherwise acquire Capital Stock or options, warrants or other rights in respect thereof, in each case from Management Investors, such payments, loans, advances, dividends or distributions not to exceed an amount (net of repayments of any such loans or advances) equal to $500,000 in any fiscal year and $2.0 million in the aggregate (plus the Net Cash Proceeds received by the Company since the Issue Date as a capital contribution from the sale to Management Investors of Capital Stock or options, warrants or other rights in respect thereof); provided, however, that such payments, loans, advances, dividends or distributions will be included in subsequent calculations of the amount of Restricted Payments;

          (vii) loans, advances, dividends or distributions by the Company or any Restricted Subsidiary to Holdings or G-II not to exceed an amount necessary to permit Holdings or G-II to (A) pay its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or under the Indenture, including any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (B) make payments in respect of its indemnification obligations owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, to the extent such payments relate to the Company and its Subsidiaries, (C) pay all reasonable fees and expenses payable by it in connection with the Transactions, or (D) pay its other operational expenses (other than taxes) incurred in the ordinary course of business and not exceeding $500,000 in any fiscal year; provided, however, that such loans, advances, dividends or distributions will be excluded in subsequent calculations of the amount of Restricted Payments;

          (viii) payments by the Company or any Restricted Subsidiary to Holdings (A) to satisfy or permit Holdings to satisfy its obligations under the Management Agreements, (B) pursuant to the Tax Sharing Agreement, (C) to pay or permit Holdings to pay any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed on payments made by Holdings), required to be paid by Holdings by virtue of its being incorporated or having capital stock outstanding (but not by virtue of owning stock of any corporation other than the Company or any of its Subsidiaries), or being a holding company parent of the Company or receiving dividends from or other distributions in respect of the stock of the Company, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company is permitted to make payments to Holdings pursuant to this covenant, or (D) to pay or permit Holdings to pay any other federal, state, foreign, provincial or local taxes measured by income for which Holdings is liable up to an amount not to exceed with respect to such federal taxes the amount of any such taxes which the Company would have been required to pay on a separate company basis or on a consolidated basis if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended, or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, on a combined basis if the Company had filed a combined return on behalf of an affiliated group consisting only of the Company and its Subsidiaries; provided, however, that such payments will be excluded in subsequent calculations of the amount of Restricted Payments;

          (ix) the payment by the Company of, or loans, advances, dividends or distributions by the Company to Holdings or G-II to pay, dividends on the common stock of the Company, Holdings or G-II, as applicable, following an initial public offering of such common stock, in an amount not to exceed in any fiscal year 6% of the net proceeds received by the Company, in or from such public offering; provided, however, that such payments, loans, advances, dividends or distributions will be included in subsequent calculations of the amount of Restricted Payments; and

          (x) loans, advances, dividends or distributions by the Company or any Restricted Subsidiary in an aggregate amount not to exceed $10.0 million; provided, however, that (A) the Company or any Restricted Subsidiary shall not be permitted to make Restricted Payments under this clause (x) unless, after giving effect thereto (including the Incurrence of any Indebtedness to fund such Restricted Payment), the Consolidated Coverage Ratio of the Company would be at least equal to 2.25:1.00 and (B) such loans, advances, dividends or distributions will be included in subsequent calculations of the amount of Restricted Payments; and

provided, further, that in the case of clauses (vii), (ix) and (x) no Default or Event of Default shall have occurred or be continuing at the time of such payment after giving effect thereto.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:

          (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture (including, without limitation, the Senior Credit Facility);

          (2) any encumbrance or restriction with respect to a Restricted Subsidiary (x) pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company, or of another Person that is assumed by the Company or a Restricted Subsidiary in connection with the acquisition of assets from, or merger or consolidation with, such Person (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, or such acquisition of assets, merger or consolidation) and outstanding on the date of such acquisition, merger or consolidation or (y) pursuant to any agreement (not relating to any Indebtedness) in existence when a Person becomes a Subsidiary of the Company or when such agreement is acquired by the Company or any Subsidiary thereof, that is not created in contemplation of such Person becoming such a Subsidiary or such acquisition (for purposes of this clause (2), if another Person is the Successor Company, any Subsidiary or agreement thereof shall be deemed acquired or assumed, as the case may be, by the Company when such Person becomes the Successor Company);

          (3) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement (a "Refinancing Agreement") effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refinances or replaces, an agreement referred to in clause
     (1) or (2) of this covenant or this clause (3) (an "Initial Agreement") or contained in any amendment to an Initial Agreement; provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or amendment are no less favorable to the Holders of the Notes taken as a whole than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or amendment relates (as conclusively determined in good faith by the Board of Directors);

          (4) any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements or (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

          (5) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

          (6) any encumbrance or restriction on the transfer of property or assets required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; and

          (7) any encumbrance or restriction pursuant to an agreement relating to any Indebtedness incurred, or any sale of receivables, by a Foreign Subsidiary.

     Limitation on Sales of Assets. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

          (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $1.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration),

          (ii) at least 80% of the consideration therefor (excluding, in the case of an Asset Disposition of assets, any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, which are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash, and

          (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) as follows:

             (A) first, to the extent the Company elects (or is required by the terms of any Senior Indebtedness or Indebtedness (other than Preferred Stock) of a Restricted Subsidiary), to prepay, repay or purchase Senior Indebtedness or such Indebtedness of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 365 days after the date of such Asset Disposition;

             (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the date of such Asset Disposition, or, if such reinvestment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 365 days to complete, the period of time necessary to complete such project;

             (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) (such balance, the "Excess Proceeds"), to make an offer to purchase Notes and (to the extent required by the terms thereof) any other Senior Subordinated Indebtedness, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness, at a purchase price of 100% of the principal amount thereof (or accreted value, as applicable) plus accrued and unpaid interest to the purchase date; and

             (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including the repayment of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $5.0 million. If the aggregate principal amount (or accreted value, as applicable) of Notes and Senior Subordinated Indebtedness validly tendered and not withdrawn in connection with an offer pursuant to clause (C) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between the Notes and such Senior Subordinated Indebtedness, with the portion of the Excess Proceeds payable in respect of the Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount (or accreted value, as applicable) of the relevant Senior Subordinated Indebtedness, and (y) the aggregate principal amount of Notes validly tendered and not withdrawn.

     For the purposes of this covenant, the following are deemed to be cash: (v) Cash Equivalents, (w) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, (x) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary is released from any Guarantee of such Indebtedness in connection with such Asset Disposition, (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, and (z) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary.

     (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (a)(iii)(C) (to repay Senior Subordinated Indebtedness) or clause (a)(iii)(D) above. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(iii)(A) and (a)(iii)(B) above) is less than $5.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") on terms (i) that taken as a whole are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, are not in writing and have not been approved by a majority of the members of the Board of Directors having no material personal financial interest in such Affiliate Transaction, or in the event there are no such members, as to which the Company has not obtained a Fairness Opinion (as hereinafter defined). In addition, any transaction involving aggregate payments or other transfers by the Company and its Restricted Subsidiaries in excess of $10.0 million will also require an opinion (a "Fairness Opinion") from an independent investment banking firm or appraiser, as appropriate, of national prominence, to the effect that the terms of such transaction taken as a whole are either (i) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not an Affiliate or (ii) fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

     (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment permitted by the covenant described under "-- Limitation on Restricted Payments," any Permitted Investment, or any other transaction specifically excluded from the definition of the term "Restricted Payment," (ii) the performance of the Company's or Restricted Subsidiary's obligations under any employment contract, collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business, (iii) payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options or other securities, to employees, officers or directors in the ordinary course of business, (iv) maintenance in the ordinary course of business of benefit programs or arrangements for employees, officers or directors, including vacation plans, health and the insurance plans, deferred compensation plans, and retirement or savings plans and similar plans, (v) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, (vi) loans or advances made to directors, officers or employees of Holdings, the Company or any Restricted Subsidiary, or guarantees in respect thereof or otherwise made on their behalf (including any payments under such guarantees), (A) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, or (B) in the ordinary course of business not exceeding $500,000 in the aggregate outstanding at any time, (vii) guarantees of borrowings by Management Investors in connection with the purchase of Capital Stock of the Company, Holdings or G-II by such Management Investors, which guarantees are permitted under the covenant described under "-- Limitation on Indebtedness," and payments thereunder, (viii) the Transactions and the incurrence and payment of all fees and expenses payable in connection therewith, (ix) any other transaction arising out of agreements in existence on the Issue Date, (x) execution, delivery and performance of the Tax Sharing Agreement and the Management Agreements, including the initial payment of a fee of $2.5 million to GSCP and the ongoing payment of fees to GSCP of up to $1.75 million per year plus reasonable out of pocket expenses, (xi) any commercial or other business transaction in the ordinary course of business with any Permitted Holder or any Affiliate thereof, on terms that taken as a whole are no less favorable to the Company and its Restricted Subsidiaries than those that could be obtained at the time in arm's-length dealings with a Person who is not an Affiliate of the Company and
(xii) any transaction in the ordinary course of business, or approved by a majority of the members of the Board of Directors having no material personal financial interest in such transaction, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity primarily engaged in a Related Business.

     Limitation on the Sale or Issuance of Preferred Stock of Restricted Subsidiaries. The Company will not sell any shares of Preferred Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Preferred Stock to any Person (other than to the Company or a Restricted Subsidiary, or to directors as directors' qualifying shares, or (in the case of any Foreign Subsidiary) to the extent required by applicable law); provided, however, that (a) the Company or any Restricted Subsidiary is permitted to sell Preferred Stock of a Subsidiary in compliance with the terms of the covenant described under "-- Limitation on Sales of Assets," and (b) any such Preferred Stock may be issued or sold if Incurred by any Restricted Subsidiary in compliance with the covenant described under "-- Limitation on Indebtedness."

     Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness that is not Senior Indebtedness or Guarantor Senior Indebtedness (the "Initial Lien"), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary's property or assets, any Note Guarantee of such Restricted Subsidiary, equally and ratably with such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Note Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, or (ii) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

     SEC Reports. Notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file (if then permitted to do so) with the SEC and provide (whether or not so filed with the SEC) the Trustee and Noteholders and prospective Noteholders (upon request) with the annual reports and the information, documents and other reports, which are specified in Sections 13 and 15(d) of the Exchange Act. The Company also will comply with the other provisions of TIA sec. 314(a).

     Additional Note Guarantors. The Indenture will provide that if the Company or any of its Domestic Subsidiaries shall acquire or create another Domestic Subsidiary that is a Significant Subsidiary, then the Company, the Trustee and such newly acquired or created Domestic Subsidiary shall execute and deliver a supplemental indenture evidencing such Note Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture. The Company will also have the right to cause any Restricted Subsidiary so to become a Note Guarantor. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Note Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "-- Note Guarantees."

MERGER AND CONSOLIDATION

     The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;
(ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Consolidated Coverage Ratio of the Successor Company would be at least equal to the greater of (A) 1.75:1.00 and
(B) a ratio equal to 75% of the actual Consolidated Coverage Ratio of the Company as of such date of determination; (iv) each Note Guarantor (other than any party to any such merger) shall have delivered a written instrument in form and substance reasonably satisfactory to the Trustee confirming its Note Guarantee; and (v) the Company will have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture, provided that (x) in giving such opinion such counsel may rely on such officer's certificate as to any matters of fact (including without limitation as to compliance with the foregoing clauses (ii) and (iii)), and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant. Any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under "Certain Covenants -- Limitation on Indebtedness."

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company shall be relieved of all obligations and covenants under this Agreement, except that, in the case of a conveyance, transfer or lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.

     Notwithstanding the foregoing clauses (ii) and (iii), (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction to realize tax or other benefits.

DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "-- Ranking" above, (iii) the failure by the Company to comply with its obligations under the covenant described under "-- Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" or "-- Certain Covenants" above (in each case, other than a failure to purchase Notes), (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture, (vi) the failure by any Note Guarantor to comply with its obligations under any Note Guarantee to which such Note Guarantor is a party, after any applicable grace period, (vii) the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision"), (viii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (ix) the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $5.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary that is not discharged, or bonded or insured by a third Person, if (A) an enforcement proceeding thereon is commenced or (B) such judgment or decree remains outstanding for a period of 90 days following such judgment or decree and is not discharged, waived or stayed (the "judgment default provision") or (x) the failure of any Note Guarantee by a Note Guarantor which is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any such Note Guarantor of its obligations under the Indenture or any Note Guarantee if such Default continues for 10 days.

     The foregoing will constitute Events of Default whatever the reason for any such Event Of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a Default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

     If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least a majority in principal amount of the outstanding Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the

Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,
(iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the principal amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder, (vii) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (viii) make any change in the amendment provisions that require each Holder's consent or in the waiver provisions. In addition, without the consent of the Holders of 90% in principal amount of the Notes then outstanding, no amendment may release any Note Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the Indenture, except in compliance with the terms thereof or of the Indenture.

     Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to provide that any Indebtedness that becomes or will become an obligation of the Successor Company pursuant to a transaction governed by the provisions described under "-- Merger and Consolidation" (and that is not a Subordinated Obligation) is Senior Subordinated Indebtedness for purposes of this Indenture, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

     The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "-- Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clause (iii) under "-- Merger and Consolidation" above ("covenant defeasance"). If the Company exercises its legal defeasance option or its covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii), (viii) (but only with respect to certain bankruptcy events of a Significant Subsidiary), (ix) or (x) under "Defaults" above or because of the failure of the Company to comply with clause (iii) under "-- Merger and Consolidation" above.

     Either defeasance option may be exercised to any redemption date or to the maturity date for the Notes. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations, or a combination thereof, for the payment of principal of, and premium (if any) and interest on, the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the date of the Indenture).

CONCERNING THE TRUSTEE

     The Manufacturers and Traders Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock of any Person that at such time is a Restricted Subsidiary, acquired from a third party; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Applicable Premium" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) the excess of (A) the present value of all remaining required interest and principal payments due on such Note, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the then-outstanding principal amount of such Note.

     "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary, (ii) a disposition of inventory, equipment, obsolete assets or surplus personal property in the ordinary course of business, (iii) the sale of Temporary Cash Investments or Cash Equivalents in the ordinary course of business, (iv) dispositions with a fair market value not exceeding $500,000 in the aggregate in any fiscal year, (v) the sale or discount (with or without recourse, and on commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (vi) the licensing of intellectual property in the ordinary course of business, (vii) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets" only, a disposition subject to the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" or (viii) a disposition of property or assets that is governed by the provisions described under "-- Merger and Consolidation."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of the Senior Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Borrowing Base" means, at any time of determination, the Borrowing Base as defined in the Senior Credit Agreement.

     "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

     "Cash Equivalents" means any of the following: (a) securities issued or fully guaranteed or insured by the United States Government or any agency or instrumentality thereof, (b) time deposits, certificates of deposit or bankers' acceptances of (i) any lender under the Senior Credit Agreement or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (c) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency) and (d) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 or any successor rule of the Securities and Exchange Commission under the Investment Company Act.

     "Chase" means The Chase Manhattan Bank.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means Telex Communications, Inc., a Delaware corporation and the primary obligor on the Notes, and any successor thereto.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each case, determined, for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date, on a pro forma basis to give effect to the Recapitalization as if it had occurred at the beginning of such four-quarter period); provided, however, that:

          (1) if the Company or any Restricted Subsidiary (x) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness,

     EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period,

          (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition of any company or any business or any group of assets constituting an operating unit of a business, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and is continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (and, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

          (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company or any business or any group of assets constituting an operating unit of a business, including any such acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and

          (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an Asset Disposition, Investment or acquisition of assets, or any transaction governed by the provisions described under "-- Merger and Consolidation", or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, defeased or otherwise discharged in connection therewith, the pro forma calculations in respect thereof shall be as determined in good faith by a responsible financial or accounting Officer of the Company, based on reasonable assumptions. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Restricted Subsidiary, either a fixed or floating rate. If any Indebtedness which is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Interest Expense" means, for any period, the total consolidated interest expense of the Company and its Restricted Subsidiaries, the Company and its consolidated Restricted Subsidiaries, determined in accordance with GAAP, minus, to the extent included in such interest expense, amortization or write-off of financing costs, and plus, to the extent incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense, without duplication, (i) interest expense attributable to Capitalized Lease Obligations and the interest component of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease, in accordance with GAAP, (ii) amortization of debt discount, (iii) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (iv) non-cash interest expense, (v) net costs associated with Hedging Obligations, (vi) the product of
(A) Preferred Stock dividends in respect of all Preferred Stock of Domestic Subsidiaries of the Company and Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary multiplied by (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; and (vii) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest to any Person (other than the Company or any Restricted Subsidiary) on Indebtedness Incurred by such plan or trust; provided, however, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements.

     "Consolidated Net Income" means, for any period, the consolidated net income (loss) of the Company and its Restricted Subsidiaries, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

          (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person,

          (ii) any net income (loss) of any Person acquired by the Company or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition,

          (iii) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that
     (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary,

          (iv) any gain or loss realized upon the sale or other disposition of any asset of the Company or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

          (v) any extraordinary gain or loss, and

          (vi) the cumulative effect of a change in accounting principles.

     "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property) shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP. At March 31, 1997, on a pro forma basis giving effect to the Transactions, the Consolidated Tangible Assets of the Company was $100.4 million.

     "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements) as to which such Person is a party or a beneficiary.

     "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount to or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock (other than Management Stock) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the 91st day after the Stated Maturity of the Notes.

     "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

     "EBITDA" means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense and (iv) amortization of intangibles and other non-cash charges or non-cash losses.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Foreign Subsidiary" means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any

Restricted Subsidiary of the Company that has no material assets other than securities of one or more Foreign Subsidiaries, and other assets relating to an ownership interest in any such securities or Subsidiaries.

     "G-II" means Greenwich II, LLC, a Delaware limited liability company, and any successor in interest thereto.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms "Consolidated Coverage Ratio," "Consolidated Interest Expense," "Consolidated Net Income" and "EBITDA," all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession all ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "GST" means GST Acquisition Corp., a Delaware corporation, and any successor thereto.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other nonfinancial obligation of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or such other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guarantor Senior Indebtedness" means the following obligations, whether outstanding on the date of the Indenture or thereafter issued, without duplication: (i) any Guarantee of the Bank Indebtedness by such Note Guarantor and all other Guarantees by such Note Guarantor of Senior Indebtedness of the Company or Guarantor Senior Indebtedness for any other Note Guarantor; and (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Note Guarantor regardless of whether postfiling interest is allowed in such proceeding) on, and fees and other amount owing in respect of, all other Indebtedness of the Note Guarantor, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that the obligations in respect of such Indebtedness are not senior in right of payment to the obligations of such Note Guarantor under the Note Guarantee; provided, however, that Guarantor Senior Indebtedness shall not include (1) any obligations of such Note Guarantor to the Note Guarantor or any other Subsidiary of the Note Guarantor, (2) any liability for Federal, state, local, foreign or other taxes owed or owing by such Note Guarantor, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Note Guarantor that is expressly subordinate in right of payment to any of the Indebtedness of such Note Guarantor, including any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Note Guarantor or (5) any Capital Stock.

     "Guarantor Senior Subordinated Indebtedness" means, with respect to a Note Guarantor, the obligations of such Note Guarantor under the Note Guarantee and any other Indebtedness of such Note Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the obligations of such Note Guarantor under the Note Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of such Note Guarantor which is not Guarantor Senior Indebtedness of such Note Guarantor.

     "Guarantor Subordinated Obligation" means, with respect to a Note Guarantor, any Indebtedness of such Note Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Note Guarantor under the Note Guarantee pursuant to a written agreement.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered in the Register.

     "Holdings" means Holdings Acquisition Corp., a Delaware corporation, and any successor thereto.

     "Holdings" means Telex Communications Group, Inc., a Delaware corporation, and any successor in interest thereto.

     "Incur" means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

          (i) the principal of indebtedness of such Person for borrowed money,

          (ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

          (iii) all reimbursement obligations of such Person (including reimbursement obligations) in respect of letters of credit or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed),

          (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto or the completion of such services,

          (v) all Capitalized Lease Obligations and Attributable Debt of such Person,

          (vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock or (if such Person is a Subsidiary of the Company) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if such Capital Stock has no such fixed price, to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors of the issuer of such Capital Stock),

          (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons,

          (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person, and

          (ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

     The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in this Indenture, or otherwise in accordance with GAAP.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements) as to which such Person is party or a beneficiary.

     "Investment" in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Certain
Covenants -- Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to
(x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Investors" means Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd., The Travelers Insurance Company, The Travelers Life and Annuity Company, TRV Employees Fund, L.P. and the other parties that purchased equity interests in G-II on the date of the Recapitalization.

     "Issue Date" means the date on which the Notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Management Agreements" means, collectively, the Consulting Agreement, the Fee Agreement and the Indemnification Agreement, each between the Company and Greenwich Street Capital Partners, L.P. (and its permitted successors and assigns thereunder), as each may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

     "Management Investors" means the officers, directors, employees and other members of the management of Holdings, the Company or any of their respective Subsidiaries, or family members or relatives thereof, or trusts for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company, Holdings or G-II.

     "Management Stock" means Capital Stock of the Company, Holdings or G-II, or options, warrants or other rights in respect thereof, held by any of the Management Investors.

     "Moody's" means Moody's Investors Service, Inc., and its successors.

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition and (iv) appropriate amounts to be provided as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds," with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

     "Note Guarantee" means any guarantee that may from time to time be executed and delivered by a Subsidiary of the Company pursuant to the covenant described under "-- Certain Covenants -- Additional Note Guarantors."

     "Note Guarantor" means any Subsidiary that has issued a Note Guarantee.

     "Officer" means the President, Chief Financial Officer, any Vice President, Controller or Treasurer of the Company.

     "Officer's Certificate" means a certificate signed by one Officer.

     "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Permitted Holder" means any of the following: (i) any of the Investors, Smith Barney Holdings Inc. and their respective Affiliates; (ii) any investment fund or vehicle managed, sponsored or advised by Greenwich Street Capital Partners, Inc., The Travelers Insurance Company, The Travelers Life and Annuity Company, Smith Barney Holdings Inc. or any of their respective Affiliates; (iii) any limited or general partners of, or other investors in, any of the Investors and their respective Affiliates, or any such investment fund or vehicle; and
(iv) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of the Company, Holdings or G-II.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

          (i) a Restricted Subsidiary, the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

          (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

          (iii) Temporary Cash Investments or Cash Equivalents;

          (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (v) securities or other Investments received as consideration in sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under "-- Certain
     Covenants -- Limitation on Sales of Assets;"

          (vi) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

          (vii) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

          (viii) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under "-- Certain Covenants -- Limitation on Indebtedness;"

          (ix) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of "Permitted Liens"; and

          (x) other Investments in an aggregate amount outstanding at any time not to exceed the greater of (A) $7,000,000 and (B) 7% of Consolidated Tangible Assets.

     "Permitted Liens" means:

          (a) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries, or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

          (b) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days, or that are bonded or that are being contested in good faith and by appropriate proceedings;

          (c) pledges, deposits or Liens in connection with workers' compensation, unemployment insurance and other social security and other similar legislation or other insurance related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

          (d) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, surety, judgment and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

          (e) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, changes, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

          (f) Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness;

          (g) (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

          (h) Liens securing Hedging Obligations Incurred in compliance with the covenant described under "-- Certain Covenants -- Limitation on Indebtedness;"

          (i) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

          (j) leases, subleases, licenses or sublicenses to third parties;

          (k) Liens securing (x) Indebtedness Incurred in compliance with clause
     (b)(i), (b)(ii), (b)(v) or (b)(vii) of the covenant described under "Certain Covenants -- Limitation on Indebtedness", or clause (b)(iv) thereof (other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof) or (y) Bank Indebtedness;

          (l) Liens securing commercial bank indebtedness;

          (m) Liens on properties or assets (1) of the Company or any Note Guarantor securing Senior Indebtedness or Guarantor Senior Indebtedness,
     (2) of any Wholly Owned Subsidiary that is not a Note Guarantor securing Indebtedness of any Wholly Owned Subsidiary that is not a Note Guarantor or
     (3) of any Restricted Subsidiary that is not a Note Guarantor securing its Indebtedness;

          (n) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

          (o) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

          (p) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

          (q) Liens securing the Notes; and

          (r) Liens securing Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Public Equity Offering" means an underwritten primary public offering of common stock of the Company, Holdings or G-II pursuant to an effective registration statement under the Securities Act (whether alone or in conjunction with any secondary public offering), the proceeds of which, if issued by Holdings or G-II, are contributed to the Company.

     "Public Market" means any time after a Public Equity Offering has been consummated and either (x) at least 10% of the total issued and outstanding common stock (or equivalent equity interests) of the Company, Holdings or G-II has been distributed by means of an effective registration statement under the Securities Act or (y) an established public trading market otherwise exists for any such common stock or equivalent equity interests.

     "Recapitalization" means the recapitalization of Holdings pursuant to the Recapitalization Agreement.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," "refinanced" and "refinancing" as used in the Indenture shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Note Guarantor that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Business" means those businesses in which the Company or any of its Subsidiaries is engaged on the date of the Indenture, or that are reasonably related, complementary or incidental thereto.

     "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Revolving Credit Facility" means the revolving credit facility under the Senior Credit Facility (which may include any swing line or letter of credit facility or subfacility thereunder).

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases (x) between the Company and a Restricted Subsidiary or between or
(y) required to be classified and accounted for as capitalized leases for financial reporting purposes in accordance with GAAP.

     "SEC" means the Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

     "Senior Credit Agreement" means the credit agreement dated as of May 6, 1997, among the Company (after giving effect to the Transactions), the banks and other financial institutions party thereto from time to time, Morgan Stanley Senior Funding, Inc., as documentation agent, and Chase as administrative agent, as such agreement may be assumed by any successor in interest, and as such agreement may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise).

     "Senior Credit Facility" means the collective reference to the Senior Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise). Without limiting the generality of the foregoing, the term "Senior Credit Facility" shall include any agreement
(i) changing the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

     "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that (i) specifically provides that such Indebtedness is to rank pari passu with the Notes or is otherwise entitled "Senior Subordinated" Indebtedness and (ii) is not expressly subordinated by its terms in right of payment to any Indebtedness of the Company that is not Senior Indebtedness.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as in effect on the Issue Date.

     "S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter Incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person or (ii) one or more Subsidiaries of such Person.

     "Successor Company" shall have the meaning assigned thereto in clause (i) under "-- Merger and Consolidation."

     "Tax Sharing Agreement" means the Tax Sharing Agreement between the Company and Holdings, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations (x) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof or (y) of any foreign country recognized by the United States of America rated at least "A" by S&P or "A1" by Moody's, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" by S&P or "A-1" by Moody's, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's, (vi) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250 million (or the foreign currency equivalent thereof), or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 or any short-term successor rule) of the SEC, under the Investment Company Act of 1940, as amended, and (vii) similar short-term investments approved by the Board of Directors in the ordinary course of business.

     "Term Loan Facility" means the term loan facilities provided under the Senior Credit Facility.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. sec.sec. 77aaa-77bbbb) as in effect on the date of the Indenture.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transactions" means, collectively, the Recapitalization, the initial equity investment by the Investors, the Offering, the initial borrowings under the Senior Credit Facility, and all other transactions relating to the Recapitalization or the financing thereof.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to the Stated Maturity; provided, however, that if the period from the Redemption Date to the Stated Maturity is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to the Stated Maturity is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a

Subsidiary of the Subsidiary to be so designated; provided, however, that either
(A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under "-- Certain
Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could incur at least $1.00 of additional Indebtedness under paragraph
(a) in the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company's Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares, or (in the case of any Foreign Subsidiary) to the extent required by applicable law) is owned by the Company or another Wholly Owned Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax consequences of the purchase, ownership and disposition of the New Notes. This summary applies only to a beneficial owner of a Note who acquires a New Note at the initial offering thereof. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of New Notes, and is limited to investors who hold the New Notes as capital assets. Moreover, this discussion is for general information only, and does not address all of the tax consequences that may be relevant to particular investors in light of their personal circumstances, or to certain types of investors (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have acquired New Notes as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the U.S. Dollar).

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

EXCHANGE OFFER

     The exchange of an Existing Note for a New Note should not constitute a taxable exchange of an Existing Note, in which case a Holder would not recognize taxable gain or loss upon receipt of a New Note, a Holder's holding period for a New Note would generally include the holding period for the Existing Note so exchanged and such holder's adjusted tax basis in a New Note would generally be the same as such holder's adjusted tax basis in the Note so exchanged. The following discussion assumes that the exchange of Existing Notes for New Notes pursuant to the Exchange Offer will not be treated as an exchange for federal income tax purposes, and that the Existing Notes and the New Notes will be treated as the same security for federal income tax purposes.

UNITED STATES TAXATION OF UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a beneficial owner of a New Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that is subject to the supervision of a court within the United States and the control of one or more United States fiduciaries as described in section 7701(a)(3) of the Code.

     Payment of Stated Interest on New Notes. Subject to the discussion below under "Payments on Registration Default", in general, (i) interest paid or payable on a New Note will be taxable to a United States Holder as ordinary interest income as received or accrued, in accordance with such holder's method of accounting for federal income tax purposes, and (ii) assuming that original issue discount on the Existing Note is less than a de minimis amount equal to 0.25% of its stated principal amount multiplied by the number of complete years to its maturity, any such discount will be deemed to be equal to zero, and a holder will not be required to accrue a portion of such discount as income in each taxable year.

     Payments on Registration Default. Because the Existing Notes provided for the payment of liquidated damages under the Exchange and Registration Rights Agreement, the Existing Notes will be subject to the Treasury Regulations that apply to debt instruments that provide for one or more contingent payments. Under those Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is either "remote" or "incidental". The Company intends to take the position that, solely for these purposes, the payment of such liquidated damages is a remote or incidental contingency, in which case the possibility of such payment would not, as of the issue date, cause the Existing Notes to be treated as having been issued with original issue discount, and the rules described above under "Payment of Stated Interest on Notes" would apply. The Company's determination that such payments are a remote or incidental contingency for these purposes is binding on a holder, unless such holder discloses in the proper manner to the IRS that it is taking a different position.

     If the Existing Notes (or New Notes received in exchange thereof pursuant to the Exchange Offer) were treated as having been issued with original issue discount, a United States Holder could be required to accrue all payments on the New Notes (including amounts that would otherwise constitute de minimis original issue discount and projected payments of liquidated damages) on a constant yield basis (including holders who otherwise use a cash method of accounting for federal income tax purposes), and in certain circumstances to include market discount in income sooner than otherwise required and to treat as interest income any gain recognized on the disposition of the debt instrument (rather than as capital gain).

     Prospective investors should consult their tax advisors as to the tax considerations relating to the payment of such liquidated damages, in particular in connection with the possible application of the regulations relating to contingent payment instruments.

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a New Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued interest, which will be taxable as ordinary income) and such holder's adjusted tax basis in the New Note. Gain or loss recognized on the disposition of a New Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the New Note is more than one year. Under current law, in the case of United States Holders who are individuals, net long-term capital gains are taxed at a lower rate than ordinary income and capital losses are subject to certain limitations.

     Backup Withholding and Information Reporting. In general, a United States Holder of a New Note will be subject to backup withholding at the rate of 31% with respect to interest, principal and premium, if any, paid on a New Note, unless the holder (a) is an entity (including corporations, tax-exempt organizations and certain qualified nominees) that is exempt from withholding and, when required, demonstrates this fact, or (b) provides the Company with its Taxpayer Identification Number ("TIN") (which for an individual would be the holder's Social Security number), certifies that the TIN provided to the Company is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments of principal, premium and interest to United States Holders that are not corporations, tax-exempt organizations or qualified nominees will generally be subject to information reporting requirements.

     The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNITED STATES TAXATION OF FOREIGN HOLDERS

     Payment of Interest on New Notes. In general, payments of interest received by any beneficial owner of a New Note that is not a United States Holder (a "Foreign Holder") will not be subject to a United States federal withholding tax, provided that (i)(a) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder, (b) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (c) the Foreign Holder is not a bank whose receipt of interest on a New Note is described in section 881(c)(3)(A) of the Code and (d) either (x) the beneficial owner of the New Note, under penalties of perjury, provides the Company or its agent with the beneficial owner's name and address and certifies that it is not a United States Holder on IRS Form W-8 (or a suitable substitute or successor form) or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the New Note and certifies to the Company or its agent under penalties of perjury that such a Form W-8 (or suitable substitute or successor form) has been received by it from the beneficial owner or qualifying intermediary and furnishes the payor a copy thereof; (ii) the Foreign Holder is subject to United States federal income tax with respect to the New Note on a net basis because payments received with respect to the New Note are effectively connected with a U.S. trade or business of the Foreign Holder (in which case the Foreign Holder may also be subject to "branch profits tax" under section 884 of the Code) and provides the Company with a properly executed IRS Form 4224 or successor form; or (iii) the Foreign Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States withholding tax, and the Foreign Holder or such Holder's agent provides a properly executed IRS Form 1001 or successor form claiming the exemption. Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

     Sales, Exchange or Retirement of the New Notes. A Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a New Note, unless
(i) the gain is effectively connected with a United States trade or business conducted by the Foreign Holder or (ii) the Foreign Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met.

     Backup Withholding and Reporting. Under current Treasury regulations, backup withholding and information reporting on IRS Form 1099 do not apply to payments made by the Company or a paying agent to Foreign Holders if the certification described under "United States Taxation of Foreign
Holders -- Payment of Interest on New Notes" is received, provided that the payor does not have actual knowledge that the holder is a United States Holder. If any payments of principal, premium (if any) and interest are made to the beneficial owner of a New Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable United States Treasury Department regulations) pays the proceeds of the sale of a New Note to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to any such payments by a foreign office of a broker that is, for United States federal income tax purposes, a United States person, or a foreign person that derives

50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) with respect to the United States, unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Any such payments by a United States office of a custodian, nominee or agent or by a United States office of a broker are subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption. A Foreign Holder may obtain a refund or a credit against such Holder's U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS.

     In addition, in certain circumstances, interest on a New Note owned by a Foreign Holder will be required to be reported annually on IRS Form 1042S, in which case such form will be filed with the IRS and furnished to the Foreign Holder.

PROPOSED REGULATIONS

     In April 1996, the IRS issued proposed regulations that would change certain of the certification and other procedures described under "United States Taxation of Foreign Holders" ("1996 Proposed Regulations"). For example, under the 1996 Proposed Regulations, a Foreign Holder claiming an exemption from withholding because it is subject to U.S. tax on a net income basis or claiming the benefit of an income tax treaty as described in clauses (ii) and (iii) respectively, of the paragraph under " -- United States Taxation of Foreign Holders -- Payment of Interest on Notes" (but not a Foreign Holder claiming the portfolio interest exemption described in clause (i)) would be required to provide its TIN to the payor. The 1996 Proposed Regulations would apply to payments of interest made after December 31, 1997. There can be no assurance, however, that the 1996 Proposed Regulations will be adopted without change in final form.

                         BOOK-ENTRY; DELIVERY AND FORM

GLOBAL NOTES

     The Notes will initially be issued in the form of one or more registered Notes in global form without coupons (each a "Global Note"). Each Global Note will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York banking law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "Clearing Agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

     The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Note and
(ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of beneficial ownership therein will be effected only through, records maintained by DTC (with respect to the interest of the Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes or to pledge the Notes as collateral to persons in such states will be limited to such extent.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Payments with respect to the principal of, premium, if any, and interest on, any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of interest in the Global Note (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company expects that payments by the Participants and the Indirect Participants to the beneficial owners of interests in the Global Note will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources the Company believes to be reliable.

CERTIFICATED SECURITIES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository or DTC ceases to be registered as a clearing agency under the Exchange Act and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events, then, upon surrender by DTC of its Global Notes, then Certificated Securities will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Note. In addition, subject to certain conditions, any person having a beneficial interests in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 8, 1997, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit or any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Existing Notes) other than commissions or concessions of any brokers-dealers and will indemnify the Holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     CSI is an affiliate of Chase, which is the administrative agent and a lender to the Company under the Senior Secured Credit Facility. Chase has received customary fees in connection with the Senior Secured Credit Facility. CSI acted as a Dealer Manager in connection with the Tender Offer. In addition, CSI and Chase, or their affiliates, participate from time to time in various general financing and banking transactions for GSCP and its affiliates. An affiliate of CSI is a limited partner in GSCP.

     GSCP and Smith Barney Inc. are both affiliated companies of Travelers Group Inc. Princes Gate, an investment fund affiliated with Morgan Stanley & Co. Incorporated, together with certain affiliated investors, will be the owners of the GST Subordinated Debentures.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of Telex Communications, Inc. as of March 31, 1997 and March 31, 1996 and for the three years ended March 31, 1997 and schedule audited by Ernst & Young LLP have been included in this Prospectus in reliance on their report given on their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Audited Consolidated Financial Statements
Report of Independent Auditors......................................................    F-2
Consolidated Balance Sheets as of March 31, 1997 and 1996...........................    F-3
Consolidated Statements of Operations for the years ended March 31, 1997, 1996 and
  1995..............................................................................    F-4
Consolidated Statements of Shareholder's Equity (Deficit) for the years ended March
  31, 1997, 1996 and 1995...........................................................    F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1997, 1996 and
  1995..............................................................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7
Schedule II -- Valuation and Qualifying Accounts....................................    F-21

Unaudited Interim Consolidated Financial Statements
Condensed Consolidated Statements of Operations (Unaudited) for the three months
  ended June 30, 1997 and 1996......................................................    F-22
Condensed Consolidated Balance Sheets at June 30, 1997 (Unaudited) and March 31,
  1997..............................................................................    F-23
Condensed Consolidated Statements of Cash Flows (Unaudited) for the three months
  ended June 30, 1997 and 1996......................................................    F-24
Notes to Unaudited Interim Consolidated Financial Statements........................    F-25

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder
  Telex Communications, Inc.

     We have audited the accompanying consolidated balance sheets of Telex Communications, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telex Communications, Inc. at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
June 2, 1997

                           TELEX COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 35,742     $ 23,001
  Accounts receivable, net of allowance for doubtful accounts
     (1997 -- $641; 1996 -- $533)......................................    29,459       25,438
  Inventories..........................................................    23,495       21,711
  Deferred income taxes................................................     2,813        2,433
  Other................................................................     1,525        1,057
                                                                         --------     --------
          Total current assets.........................................    93,034       73,640

Property, plant and equipment, net of accumulated depreciation.........    20,867       17,616
Deferred financing costs...............................................     2,525        2,884
Deferred income taxes..................................................     3,990        4,629
Intangible assets, net of accumulated amortization.....................    20,400       22,048
                                                                         --------     --------
                                                                         $140,816     $120,817
                                                                         ========     ========

                        LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................................................  $ 12,224     $  9,091
  Accrued wages and benefits...........................................     3,813        3,289
  Taxes other than income taxes........................................       470          717
  Pension accrual......................................................     1,535        1,969
  Other accrued liabilities............................................     5,374        4,360
  Accrued interest.....................................................     2,504        2,508
  Income taxes.........................................................     2,991        3,436
                                                                         --------     --------
          Total current liabilities....................................    28,911       25,370

Long-term debt.........................................................   100,000      100,000
Due to parent..........................................................     3,502        2,029
Pension accrual........................................................     1,844        1,207
Other accrued liabilities..............................................       303          280
                                                                         --------     --------
          Total liabilities............................................   134,560      128,886
                                                                         --------     --------
Commitments and contingencies..........................................        --           --

Shareholder's equity (deficit):
  Common stock, $.01 par value, 1,000 shares authorized, 500 shares
     issued............................................................        --           --
  Capital in excess of par.............................................    20,001       20,001
  Retained earnings (deficit)..........................................   (13,745)     (28,070)
                                                                         --------     --------
          Total shareholder's equity (deficit).........................     6,256       (8,069)
                                                                         --------     --------
                                                                         $140,816     $120,817
                                                                         ========     ========

                See Notes to Consolidated Financial Statements.

                           TELEX COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED MARCH 31,
                                                             ----------------------------------
                                                               1997         1996         1995
                                                             --------     --------     --------
Net sales..................................................  $170,881     $145,348     $141,572
Cost of sales..............................................    99,624       90,120       89,548
                                                             --------     --------     --------
  Gross profit.............................................    71,257       55,228       52,024
                                                             --------     --------     --------
Operating expenses:
  Engineering and development..............................     7,645        6,756        6,138
  Marketing................................................    18,628       16,678       15,865
  General and administrative...............................     8,917        7,510        7,545
  Amortization of goodwill and other intangibles...........     1,648        3,385        3,536
  Corporate charges........................................        --           --        2,750
  Special charges..........................................        --       13,785           --
                                                             --------     --------     --------
                                                               36,838       48,114       35,834
                                                             --------     --------     --------
Operating profit...........................................    34,419        7,114       16,190
Interest expense...........................................   (12,513)     (12,517)     (12,490)
Other income...............................................     1,671        1,119          433
                                                             --------     --------     --------
Income (loss) before income taxes..........................    23,577       (4,284)       4,133
Provision (benefit) for income taxes.......................     9,252         (180)         826
                                                             --------     --------     --------
Income (loss) before extraordinary item....................    14,325       (4,104)       3,307
Extraordinary loss from early retirement of debt, net of
  income taxes.............................................        --           --       (3,239)
                                                             --------     --------     --------
Net income (loss)..........................................  $ 14,325     $ (4,104)    $     68
                                                             ========     ========     ========

                See Notes to Consolidated Financial Statements.

                           TELEX COMMUNICATIONS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                TOTAL
                                                                  CAPITAL      RETAINED     SHAREHOLDER'S
                                        NUMBER       COMMON      IN EXCESS     EARNINGS        EQUITY
                                       OF SHARES      STOCK       OF PAR       (DEFICIT)      (DEFICIT)
                                       ---------     -------     ---------     --------     -------------
Balance at March 31, 1994............     500        $    --      $20,001      $ 12,734       $  32,735
  Net income.........................      --             --           --            68              68
  Cash dividend declared and paid on
     common stock....................      --             --           --       (36,768)        (36,768)
                                          ---        -------      -------      --------        --------
Balance at March 31, 1995............     500             --       20,001       (23,966)         (3,965)
  Net (loss).........................      --             --           --        (4,104)         (4,104)
                                          ---        -------      -------      --------        --------
Balance at March 31, 1996............     500             --       20,001       (28,070)         (8,069)
  Net income.........................      --             --           --        14,325          14,325
                                          ---        -------      -------      --------        --------
Balance at March 31, 1997............     500        $    --      $20,001      $(13,745)      $   6,256
                                          ===        =======      =======      ========        ========

                See Notes to Consolidated Financial Statements.

                           TELEX COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED MARCH 31,
                                                               --------------------------------
                                                                1997        1996         1995
                                                               -------     -------     --------
OPERATING ACTIVITIES:
  Net income (loss)..........................................  $14,325     $(4,104)    $     68
  Adjustments to reconcile net income (loss) to cash flows
     from operations:
     Extraordinary loss on early retirement of debt..........       --          --        3,239
     Non-cash special charges................................       --      13,345           --
     Depreciation............................................    3,978       6,192        5,408
     Amortization of intangibles and deferred financing
       costs.................................................    2,007       3,755        4,293
     Provision for bad debts.................................      300          98          303
     Deferred income taxes...................................      259      (3,359)         (36)
     Change in operating assets and liabilities:
       Receivables...........................................   (4,321)     (4,472)        (577)
       Inventories...........................................   (1,784)      3,035       (3,709)
       Other current assets..................................     (468)        228          100
       Accounts payable and accrued expenses.................    5,446       2,393        1,288
       Accrued interest......................................       (4)        (32)        (207)
     Income taxes payable....................................     (445)      2,067          780
     Change in non-current liabilities.......................    2,133        (618)         (83)
                                                               -------     -------     --------
          Net cash provided by operating activities..........   21,426      18,528       10,867
                                                               -------     -------     --------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment.................   (8,685)     (3,320)      (3,596)
                                                               -------     -------     --------
  Net cash (used in) investing activities....................   (8,685)     (3,320)      (3,596)
                                                               -------     -------     --------
FINANCING ACTIVITIES:
  Early retirement of long-term debt.........................       --          --      (72,049)
  Deferred financing costs...................................       --          --       (3,500)
  Cash dividends paid........................................       --          --      (36,768)
  Proceeds from issuance of long-term debt...................       --          --      100,000
                                                               -------     -------     --------
  Net cash (used in) financing activities....................       --          --      (12,317)
                                                               -------     -------     --------
Cash and cash equivalents:
  Net increase (decrease)....................................   12,741      15,208       (5,046)
  Beginning of period........................................   23,001       7,793       12,839
                                                               -------     -------     --------
  End of period..............................................  $35,742     $23,001     $  7,793
                                                               =======     =======     ========
Supplemental disclosures:
  Interest paid..............................................  $12,154     $12,159     $ 12,043
                                                               =======     =======     ========
  Income taxes paid, net.....................................  $ 7,975     $ 2,062     $     85
                                                               =======     =======     ========

                See Notes to Consolidated Financial Statements.

                           TELEX COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997

1.  SUMMARY OF SIGNIFICANT POLICIES

ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     Telex Communications, Inc. ("Telex" or the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Telex Communications Group, Inc. ("TCG"). The assets of TCG consist primarily of its investment in Telex. The Company designs, manufactures and markets sophisticated audio, visual and multimedia communications equipment for commercial, professional and industrial customers. The Company offers a broad product line that includes advanced intercom systems, wired and wireless microphones, headsets, multimedia presentation products, audio cassette duplicators and hearing aids. The Company focuses on commercial, professional and industrial markets.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Telex and its wholly-owned subsidiaries.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     All temporary investments with a maturity of three months or less at the time of purchase are considered cash equivalents. These investments are considered available for sale and carried at cost, which approximates market value.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is recorded at cost. Depreciation of property, plant and equipment is computed principally by the straight-line method over the estimated useful lives of the assets; leasehold improvements are amortized over the lesser of their estimated useful lives or the lease terms using the straight-line method.

     The carrying value of property, plant and equipment is assessed when factors indicating impairment are present. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to estimated fair value of the assets.

     Beginning in 1997, the Company capitalized certain software implementation costs. Prior to 1997, such costs were not significant. Implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, certain internal and all external implementation costs and purchased software costs are capitalized and depreciated using the straight-line method over the remaining estimated useful lives, not exceeding five years. As of March 31, 1997 software implementation costs of $4.5 million have been capitalized and are included in equipment and construction in progress.

                           TELEX COMMUNICATIONS, INC.

     In conjunction with the Company's 1996 review for asset impairment (see
Note 2 -- Special Charges), a review of useful lives for assets not impaired was also conducted in light of changing business conditions. As a result of this review, the Company shortened its estimated useful lives on specific manufacturing assets to better reflect current estimates of use. The change in useful lives resulted in the recording of additional depreciation expense of $0.5 million in Fiscal 1996.

INTANGIBLE ASSETS

     Intangible assets are recorded at their estimated fair values at date of acquisition and are amortized on a straight-line basis over their estimated useful lives, as follows:

        Patents and engineering drawings................................  5-10 years
        Dealer and distributor lists....................................  15 years
        Goodwill........................................................  40 years

     The carrying value of identifiable intangible assets is assessed when factors indicating impairment are present. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. Goodwill that is not associated with specific assets that are impaired is assessed for impairment when impairment indicators are present and reduced to its associated estimated undiscounted cash flows if less than its carrying value.

DEFERRED FINANCING COSTS

     Deferred financing costs represent costs incurred by the Company to issue the senior notes and to secure the revolving credit agreement and are being amortized over the term of the related borrowings. Unamortized deferred financing costs of $2.5 million at March 31, 1997 will be written off in the first quarter of Fiscal 1998 as a result of the retirement of the senior notes and revolving credit agreement as described in Note 15 -- Subsequent event.

WARRANTY COSTS

     The Company warrants certain of its products as to workmanship and performance for periods of generally up to one year. The accrual for warranty costs is based on expected average repair costs and return rates developed by the Company using historical data.

REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment. Revenue from the sale of hearing instrument extended warranty contracts is recognized ratably over the life of the contracts.

INCOME TAXES

     The Company accounts for income taxes utilizing the liability method. Deferred income taxes are primarily recorded to reflect the tax consequences of differences between the tax and the financial reporting bases of assets and liabilities. Telex's tax provision is calculated on a separate company basis, and Telex's taxable income is included in the consolidated federal income tax returns of TCG.

PRODUCT DEVELOPMENT COSTS

     Costs associated with the development of new products and changes to existing products are charged to operations as incurred ($5.7 million, $4.9 million and $4.6 million, for the years ended March 31, 1997, 1996 and 1995, respectively).

                           TELEX COMMUNICATIONS, INC.

FORWARD EXCHANGE CONTRACT GAINS AND LOSSES

     Gains and losses due to changes in market value on foreign currency contracts used to hedge firm inventory purchase commitments are deferred and recognized in earnings when the future sale of inventory occurs.

ADVERTISING EXPENSES

     Advertising costs are expensed when incurred. Advertising costs for the Fiscal years ended 1997, 1996, and 1995 were $3.3 million, $3.1 million and $2.7 million, respectively.

PRESENTATION

     Certain prior-year amounts have been reclassified to conform to the Fiscal 1997 presentation.

2.  SPECIAL CHARGES

     The Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and Assets to Be Disposed Of" in the fourth quarter of Fiscal 1996. During Fiscal 1996, several business conditions changed for the Company including the discontinuance of a number of product lines and the closing of one of the Company's manufacturing facilities which was intended to provide the Company with a greater level of manufacturing efficiency. These changing business conditions had a potential impact on the realizability of virtually all of the Company's long-lived assets, including property, plant, equipment, identifiable intangible assets, and the goodwill that was allocable to these assets. Accordingly, the Company evaluated the ongoing value of each of these asset categories which related to all of the Company's operating segments. Based on this evaluation, the Company determined that assets to be held with a carrying value of $18.4 million were impaired and wrote them down by $13.3 million to their fair value. These write downs are included in special charges. Fair value was generally based on estimated future cash flows associated with each of the assets, discounted at a market rate of interest.

     This charge resulted primarily from a change in the Company's accounting policy for evaluating and measuring impairment. Under the Company's previous accounting policy, each of the Company's operating segments' long-lived assets to be held and used in the business were evaluated for impairment if the segment was incurring operating losses or was expected to incur operating losses in the future. Because of strong operating profit history and favorable prospects for each segment, no impairment evaluation had been required in Fiscal 1995.

     Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, it is reasonably possible that the estimated discounted future cash flows may change in the near term resulting in the need to write these assets down further. The carrying value prior to write-down and associated write down of the specific assets is as follows (in thousands):

                                                             CARRYING VALUE     WRITE DOWN
                                                             --------------     ----------
        Property, plant and equipment......................     $  2,300         $  2,022
        Intangible assets:
          Dealer and distributor listed products...........        1,822            1,096
          Patents and engineering drawings.................        3,653            2,587
          Goodwill.........................................       10,644            7,640
                                                                 -------          -------
                                                                $ 18,419         $ 13,345
                                                                 =======          =======

                           TELEX COMMUNICATIONS, INC.

     The write down includes $8.3 million, $2.7 million, $1.4 million, and $0.9 million associated with the Professional Sound and Entertainment, Multimedia/Audio Communications, RF/Communications, and Hearing Instruments business segments, respectively.

     The Company plans to sell one of its manufacturing facilities related primarily to the Professional Sound and Entertainment business segment and has recorded a loss in Fiscal 1996 of $239,000 representing the estimated sales value, less the carrying value of the assets and related selling costs. The Company expects to have completed the sale in Fiscal 1998. The Company also accrued $201,000 in Fiscal 1996 for severance benefits payable to employees at the facility, all of which was paid in Fiscal 1997. These charges are also included in special charges.

3.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                                        MARCH 31,
                                                                   -------------------
                                                                    1997        1996
                                                                   -------     -------
        Raw materials and parts..................................  $15,097     $13,975
        Work in process..........................................    2,954       2,827
        Finished goods...........................................    5,444       4,909
                                                                   -------     -------
                                                                   $23,495     $21,711
                                                                   =======     =======

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment (see also Note 2 -- Special charges) consist of the following (in thousands):

                                                                        MARCH 31,
                                                                   -------------------
                                                                    1997        1996
                                                                   -------     -------
        Land.....................................................  $ 1,591     $ 1,591
        Building.................................................    9,858       9,700
        Equipment................................................   29,580      23,056
        Construction in progress.................................    2,102       1,555
                                                                   -------     -------
                                                                    43,131      35,902
        Less accumulated depreciation............................   22,264      18,286
                                                                   -------     -------
                                                                   $20,867     $17,616
                                                                   =======     =======

                           TELEX COMMUNICATIONS, INC.

5.  INTANGIBLE ASSETS

     Intangible assets (see also Note 2 -- Special charges) consist of the following (in thousands):

                                                                        MARCH 31,
                                                                   -------------------
                                                                    1997        1996
                                                                   -------     -------
        Dealer and distributor lists.............................  $ 7,894     $ 7,894
        Patents and engineering drawings.........................    5,999       5,999
        Goodwill.................................................   21,253      21,253
        Other intangibles........................................    2,804       2,804
                                                                   -------     -------
                                                                    37,950      37,950
        Less accumulated amortization............................   17,550      15,902
                                                                   -------     -------
                                                                   $20,400     $22,048
                                                                   =======     =======

6.  LONG-TERM DEBT AND EXTRAORDINARY ITEM

     In July 1994, the Company completed a refinancing of its debt that included an offering of $100.0 million of senior unsecured notes due 2004, the redemption and repayment of substantially all of the Company's existing indebtedness and a dividend to TCG of $32.0 million which was used by TCG to repay substantially all of its existing indebtedness and to purchase the Debt Warrants.

     As a result of the July 1994 debt refinancing, the Company has recorded an extraordinary loss of $4.6 million ($3.2 million net of taxes) for the year ended March 31, 1995 consisting of redemption premiums and prepayment penalties of $2.5 million and the write-off of deferred financing costs related to the early retirement of debt of $2.1 million.

     The senior unsecured notes bear interest at 12% and pay interest semi-annually. There were $100 million of such notes outstanding at both March 31, 1997 and 1996. The fair value of the senior fixed rate notes at March 31, 1997 was approximately $113.6 million as determined by its quoted market value. The notes are redeemable, at the option of the Company, in whole or in part, at any time on or after July 15, 1999, at 106% of their principal amount, declining to 100% of such principal amount on or after July 15, 2001, in each case, plus accrued interest. In addition, prior to July 15, 1997, up to 35% of the original principal amount of the notes may be redeemable, at the option of the Company, from the proceeds of one or more public equity offerings at 110% of their principal amount, plus accrued interest.

     The agreement contains certain financial covenants and other covenants which limit the ability of the Company and certain of its subsidiaries to incur additional indebtedness, to pay dividends on or to redeem capital stock of the Company and certain of its subsidiaries, to make investments in unrestricted subsidiaries, to make distributions from certain subsidiaries, to dispose of assets and subsidiary stock, to make certain transactions with affiliates, to create liens, and to sell and leaseback assets. The agreement also restricts the Company's ability to consolidate or merge with other entities.

     In July 1994, the Company also entered into a new revolving credit agreement that replaced an existing revolving credit agreement. The commitment under the new facility is $25 million, subject to a borrowing base calculation. Interest on outstanding borrowings is calculated, at the Company's option, using the bank's prime rate or LIBOR plus specified margins. These margins are based upon the quarterly measurement of the Company's adjusted interest coverage ratio, as defined. The credit agreement expires July 20, 1998. The Company may terminate the agreement prior to the expiration date without a prepayment penalty. The credit agreement requires an annual commitment fee of 0.375% of the unused portion of the commitment. The commitment fee percentage is based upon the quarterly measurement of the Company's adjusted interest coverage ratio, as defined. Borrowings under the facility are secured by accounts receivable and inventory. The

                           TELEX COMMUNICATIONS, INC.

Company had letters of credit outstanding at March 31, 1997 and 1996 in the amount of $2.9 million and $3.8 million, respectively, reducing the amount of availability under the credit agreement. There were no borrowings outstanding under this revolving credit agreement at March 31, 1997 or 1996, respectively.

     Subsequent to March 31, 1997, the Company refinanced the senior unsecured notes and revolving credit agreement (see Note 15 -- Subsequent event).

7.  INCOME TAXES

     Significant components of the provision for income taxes attributable to income (loss) before extraordinary item are as follows (in thousands):

                                                                         MARCH 31,
                                                                ---------------------------
                                                                 1997       1996       1995
                                                                ------     -------     ----
    Current:
      Federal.................................................  $7,852     $ 3,030     $630
      State...................................................   1,118         149      289
      Foreign.................................................      23          --      (57)
                                                                ------     -------     ----
                                                                 8,993       3,179      862
    Deferred..................................................     259      (3,359)     (36)
                                                                ------     -------     ----
                                                                $9,252     $  (180)    $826
                                                                ======     =======     ====

     A tax benefit in the amount of $1.4 million has been allocated to the extraordinary loss from early retirement of debt in Fiscal 1995.

     A reconciliation of the income taxes computed at the federal statutory rate to the Company's income tax expense (benefit) before extraordinary loss is as follows (in thousands):

                                                                  YEARS ENDED MARCH 31,
                                                              -----------------------------
                                                               1997       1996        1995
                                                              ------     -------     ------
    Expense (benefit) at statutory rate.....................  $8,252     $(1,457)    $1,405
    State income taxes, net of federal tax benefit..........     740         106        132
    Amortization and write-off of goodwill..................     188       2,760        241
    FSC benefits............................................    (387)       (256)      (223)
    Change in deferred tax asset valuation reserve and other
      income tax accruals(1)................................     340      (1,438)      (756)
    Other...................................................     119         105         27
                                                              ------     -------     ------
                                                              $9,252     $  (180)    $  826
                                                              ======     =======     ======

---------------
(1) Net of the change in the valuation reserve relating to tax benefit of tax identifiable intangibles in the amount of $1.0 million and $0.2 million for the Fiscal years ended March 31, 1996 and 1995, respectively, which were recorded as a reduction to goodwill.

                           TELEX COMMUNICATIONS, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                             MARCH 31,
                                                                         -----------------
                                                                          1997       1996
                                                                         ------     ------
    Deferred tax liabilities:
      Tax over book depreciation.......................................  $1,718     $1,188
                                                                         ------     ------
              Total deferred tax liabilities...........................   1,718      1,188
    Deferred tax assets:
      Book over tax amortization.......................................   1,983      2,373
      Pension..........................................................     944        600
      Inventory reserves...............................................   1,097        814
      Accounts receivable allowance....................................     245        196
      Deferred revenue.................................................     264        371
      Vacation accrual.................................................     432        370
      Warranty reserves................................................     414        333
      Tax benefit of identifiable intangibles..........................   1,771      1,883
      Accrued plant closing costs and impairment writedown.............     837        903
      Other............................................................     534        407
                                                                         ------     ------
              Total deferred tax assets................................   8,521      8,250
      Valuation allowance for deferred tax assets......................      --         --
                                                                         ------     ------
              Net deferred tax assets..................................   8,521      8,250
                                                                         ------     ------
      Net deferred tax assets..........................................  $6,803     $7,062
                                                                         ======     ======

     The Company has a net deferred tax asset of $6.8 million at March 31, 1997. The Company will be required to generate approximately $17.0 million of future taxable income in order to fully realize this net asset. The Company believes that it is probable that it will generate sufficient levels of future taxable income to realize the net asset, based on historical taxable income levels and continued strength of its operations. As a result of these factors the Company has recorded no valuation allowance at March 31, 1997.

     The Company received a settlement offer from the IRS with respect to the amortization of its intangibles for the taxable years 1990, 1991 and 1992. The Company has reviewed the IRS settlement offer and determined not to accept it. The accounting under Statement of Financial Accounting Standards No. 109 resulting from any adjustment imposed by the IRS relating to the intangible assets would not likely result in a material adjustment to current earnings, because it would be recorded principally as an adjustment to goodwill.

8.  RELATED PARTY TRANSACTIONS

     The Company paid management fees of approximately $2.8 million to a TCG shareholder for the year ended March 31, 1995, which is presented in the consolidated statements of operations as corporate charges. The amount paid in Fiscal 1995 satisfied all remaining obligations under the consulting agreement and was paid at the completion of the debt refinancing.

     TCG had 107,177 warrants outstanding at March 31, 1997. Each warrant entitled the owner to receive one share of common stock at a price of $.01 per share. The warrants expire on May 31, 2004.

                           TELEX COMMUNICATIONS, INC.

     TCG's principal asset is its investment in Telex and, therefore, TCG is dependent on the operations of Telex for its cash flow needs. However, there are no agreements between Telex and TCG requiring the transfer of funds from Telex to TCG. The senior notes and the provisions of the indenture agreements pursuant to which the senior notes were issued restrict Telex's payment of dividends, loans or advances to its affiliates.

     Accrued income taxes and recoverable income taxes include tax benefits related to TCG as the Company makes all tax payments for the consolidated group. The amount recorded as "Due to Parent" represents the tax benefit recorded related to TCG's activities.

     In July 1995, the Company distributed to TCG approximately $32.0 million in the form of a dividend to repay existing TCG debt. An additional $4.8 million was distributed to TCG in February 1995 in form of a dividend to purchase 75,511 shares of TCG common stock.

9.  RETIREMENT PLAN

     The Company has a noncontributory defined benefit pension plan. Eligibility, vesting and benefit formula provisions of the plan are based on years of service and average final compensation. Pension costs are funded annually subject to limitations.

     The components of pension cost are as follows (in thousands):

                                                                 YEARS ENDED MARCH 31,
                                                            -------------------------------
                                                             1997        1996        1995
                                                            -------     -------     -------
    Service cost for benefits earned during the year......  $ 1,047     $   981     $ 1,023
    Interest cost on projected benefit obligation.........    1,663       1,638       1,555
    Actual return on plan assets..........................   (1,486)     (3,069)     (1,068)
    Net amortization and deferral.........................      298       1,937         201
                                                            -------     -------     -------
    Net pension cost......................................  $ 1,522     $ 1,487     $ 1,711
                                                            =======     =======     =======

     The following table presents the funded status of the above plan as recognized in the consolidated balance sheet (in thousands):

                                                                           MARCH 31,
                                                                     ---------------------
                                                                       1997         1996
                                                                     --------     --------
    Actuarial present value of benefit obligation:
      Vested benefits..............................................  $(17,759)    $(16,275)
      Nonvested benefits...........................................      (509)        (400)
                                                                     --------     --------
    Accumulated benefit obligation.................................   (18,268)     (16,675)
    Effect of projected pay increases..............................    (4,428)      (4,515)
                                                                     --------     --------
    Projected benefit obligation...................................   (22,696)     (21,190)
    Plan assets at market value....................................    16,990       15,736
                                                                     --------     --------
    Projected benefit obligation in excess of plan assets..........    (5,706)      (5,454)
    Unrecognized net loss..........................................     2,159        2,083
    Unrecognized net transition obligation.........................       158          198
    Unrecognized prior service cost................................        10           12
                                                                     --------     --------
    Pension liability accrued......................................  $ (3,379)    $ (3,161)
                                                                     ========     ========

                           TELEX COMMUNICATIONS, INC.

     Assumptions used in the accounting for the defined benefit plan as of March 31 were as follows:

                                                                     1997     1996     1995
                                                                     ----     ----     ----
    Weighted average discount rate.................................  7.75%    7.75%    8.25%
    Rate of increase in future compensation levels.................  4.50%    4.50%    4.50%
    Expected long-term rate of return on plan assets...............  9.00%    9.00%    9.00%

     Plan assets consist primarily of equity and debt securities and cash equivalents.

10.  COMMITMENTS AND CONTINGENCIES

LITIGATION

     The Company is a defendant in a number of lawsuits that have arisen in the ordinary course of business. The Company believes such litigation, considered separately or in the aggregate, will not have a material adverse effect on the financial condition of the Company. The Company believes that the ultimate resolution of the disputes will not have a material impact on its financial position, but could be material to the net income of a particular quarter (or year), if resolved unfavorably.

ENVIRONMENTAL MATTERS

     In connection with the consent decree with the Nebraska Department of Environmental Control relating to the clean-up of the improper disposal of hazardous waste, the Company has outstanding, as of March 31, 1997 and 1996, a letter of credit for $0.2 million pending future post-closing monitoring of the disposal site.

     The Company has accrued $0.3 million as of March 31, 1997, for the probable exposure with respect to costs incurred in cleaning up the hazardous waste. The Company does not expect to incur costs that are materially higher than those accrued for March 31, 1997 based upon the information currently available. The Company believes that compliance with current federal, state and local environmental protection laws and provisions should not have a material adverse effect on the operating income or financial condition of the Company. The assessment of materiality of such environmental matters and claims is based on a gross determination of such charges that could occur and does not give effect to possible third party recoveries.

EMPLOYMENT CONTRACTS

     The Company has employment contracts with certain key executives that require the Company to pay severance or salary continuance pay equal to amounts ranging from nine to twelve months' salary in the event such executives are terminated without cause.

LETTERS OF CREDIT

     The Company had outstanding letters of credit securing various vendor supply and other arrangements of approximately $2.9 million and $3.8 million at March 31, 1997 and 1996, respectively.

                           TELEX COMMUNICATIONS, INC.

11.  SEGMENT INFORMATION

     Summarized financial information by business segment is as follows (in thousands):

                                                           1997         1996         1995
                                                         --------     --------     --------
    Net sales:
      Professional Sound and Entertainment.............  $ 58,870     $ 52,637     $ 49,673
      Multimedia/Audio Communications..................    61,897       45,031       37,198
      RF/Communications................................    25,320       25,000       33,052
      Hearing Instruments..............................    24,794       22,680       21,649
                                                         --------     --------     --------
                                                         $170,881     $145,348     $141,572
                                                         ========     ========     ========
    Operating earnings:
      Professional Sound and Entertainment.............  $ 12,260     $    832     $ 10,163
      Multimedia/Audio Communications..................    14,321        5,701        4,599
      RF/Communications................................     7,157        1,278        4,241
      Hearing Instruments..............................     1,560         (314)         199
      Corporate........................................      (879)        (383)      (3,012)
                                                         --------     --------     --------
                                                         $ 34,419     $  7,114     $ 16,190
                                                         ========     ========     ========
    Depreciation and amortization:
      Professional Sound and Entertainment.............  $  1,338     $  3,209     $  3,064
      Multimedia/Audio Communications..................     2,022        2,672        2,270
      RF/Communications................................       944        1,590        1,683
      Hearing Instruments..............................       485        1,025          975
      Corporate........................................       837        1,081          638
                                                         --------     --------     --------
                                                         $  5,626     $  9,577     $  8,630
                                                         ========     ========     ========
    Assets:
      Professional Sound and Entertainment.............  $ 41,781     $ 40,507     $ 42,298
      Multimedia/Audio Communications..................    43,475       33,707       31,328
      RF/Communications................................    17,241       20,075       23,169
      Hearing Instruments..............................    12,082       12,937       13,480
      Corporate........................................    26,237       13,591        8,843
                                                         --------     --------     --------
                                                         $140,816     $120,817     $119,118
                                                         ========     ========     ========
    Capital expenditures:
      Professional Sound and Entertainment.............  $  1,083     $  1,362     $  1,280
      Multimedia/Audio Communications..................     1,072          881          949
      RF/Communications................................       412          549          703
      Hearing Instruments..............................       330          353          408
      Corporate........................................     5,788          175          256
                                                         --------     --------     --------
                                                         $  8,685     $  3,320     $  3,596
                                                         ========     ========     ========

     Corporate assets and expenditures relate principally to the Company's investment in information systems and corporate facilities, as well as deferred income taxes and deferred financing costs.

                           TELEX COMMUNICATIONS, INC.

     Export sales accounted for approximately 79.7%, 76.5% and 81.1% of the total international sales for the years ended March 31, 1997, 1996 and 1995, respectively. Sales from the Company's Canada and Singapore subsidiaries accounted for approximately 20.3%, 23.5% and 18.9% of the total international sales for the years ended March 31, 1997, 1996 and 1995, respectively. Substantially all of the Company's international sales are transacted in United States dollars. The Company's operating profits on export sales are comparable to those realized on domestic sales. A summary of these sales by geographic area is as follows (in thousands):

                                                                 YEARS ENDED MARCH 31,
                                                            -------------------------------
                                                             1997        1996        1995
                                                            -------     -------     -------
    European Sales........................................  $17,700     $ 9,800     $ 8,300
    Asia Pacific Sales....................................   12,000      11,700      10,600
    Canadian Sales........................................    5,200       3,700       3,000
    Latin America Sales...................................    3,800       3,100       3,300
    Other Foreign Sales...................................    1,700       1,500       1,400
                                                            -------     -------     -------
                                                            $40,400     $29,800     $26,600
                                                            =======     =======     =======

12.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Accounts receivable are generally unsecured; however, concentrations of credit risk with respect to these accounts receivable are limited due to the large number of customers and their dispersion across many different geographic areas. As of March 31, 1997, the Company had no significant concentrations of credit risk.

13.  STOCK OPTION PLANS

     In Fiscal 1992 TCG granted options to purchase up to 41,064 shares of TCG common stock at an exercise price of $0.10 per share to the new Chairman, President and Chief Executive Officer of the Company. These options will expire on October 25, 1998 and contain certain call and put provisions. Options exercised in Fiscal 1997, 1996 and 1995 were 7,000, 1,500 and 15,399, respectively. As of March 31, 1997, 700 options were exercisable in the future.

     In Fiscal 1993, TCG and the Company adopted a non-qualified stock option plan under which 72,000 shares of TCG common stock are available to be granted. In Fiscal 1995, TCG and the Company authorized an additional 7,500 shares of TCG common stock to be granted. In Fiscal 1995, TCG and the Company adopted a non-qualified stock option plan under which options to receive 9,000 shares of TCG common stock were granted to certain members of its Board of Directors. In Fiscal 1996, TCG and the Company amended the plan and authorized an additional 9,800 shares of TCG common stock. Non-qualified options are granted to certain key employees, directors and independent contractors of the Company or TCG.

                           TELEX COMMUNICATIONS, INC.

     A summary of the Company's stock option activity, and related information for the years ended March 31 is as follows:

                                            1997                       1996                       1995
                                  ------------------------   ------------------------   ------------------------
                                               WEIGHTED                   WEIGHTED                   WEIGHTED
                                               AVERAGE                    AVERAGE                    AVERAGE
                                  OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE
                                  -------   --------------   -------   --------------   -------   --------------
Beginning of year...............   56,545       $13.38        59,750       $ 5.12        56,000       $ 1.50
Granted.........................       --           --         9,800        56.00        16,500        15.00
Exercised.......................     (750)        1.50       (12,005)        3.47       (12,750)        2.03
Cancelled.......................     (500)        1.50        (1,000)       56.00            --           --
                                   ------        -----       -------        -----       -------        -----
End of year.....................   55,295       $13.65        56,545       $13.38        59,750       $ 5.12
                                   ======        =====       =======        =====       =======        =====
Exercisable at end of year......   37,945       $ 7.68        20,745       $ 4.43        16,000       $ 3.40
                                   ======        =====       =======        =====       =======        =====
Available for future grants.....   16,000                     16,000                     16,000
                                   ======                    =======                    =======

     Exercise prices for options outstanding as of March 31, 1997 range from $1.50 to $56.00. The weighted average remaining contractual life of those options is 6.7 years at March 31, 1997.

     Options are generally granted with an exercise price equal to the fair value of the stock at the date of the grant. However, in Fiscal 1995 options to purchase 9,000 shares of TCG common stock were granted to members of the Board of Directors with the fair market value exceeding the option exercise price. Additionally, 500 shares of TCG common stock were granted to a member of the Board of Directors, resulting in the recording of $28,000 of compensation expense for these transactions, representing the excess of the fair value over the grant price of the options and the shares.

     In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans, and, accordingly, recognizes compensation expense to the extent that the market price of the common stock exceeds the option price on the date of grant.

     The fair value of each option granted is estimated as of the date of grant using the Black-Scholes single option-pricing model. Had compensation expense for stock options been determined based on the fair value method (instead of the intrinsic value method) at the grant dates for awards, the Company's 1997 and 1996 net income would have decreased by less than 1%. The effects of applying the fair value method of measuring compensation expense for 1997 and 1996 is likely not representative of the effects of future years in part because the fair value method was applied only to stock options granted after March 31, 1995.

14.  USE OF FOREIGN CURRENCY FORWARD CONTRACTS

     The Company enters into foreign currency forward exchange contracts to hedge certain firm purchase commitments denominated in yen. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the purchase of inventory from international vendors will be adversely affected by changes in exchange rates. At March 31, 1997 and 1996 the Company had no foreign currency forward exchange contracts to exchange yen for U.S. dollars outstanding.

15.  SUBSEQUENT EVENT

     On May 6, 1997, Telex Communications Group, Inc. ("TCG"), completed a recapitalization among TCG, Greenwich Street Capital Partners, L.P. ("GSCP") and certain other co-investors. Under the

                           TELEX COMMUNICATIONS, INC.

recapitalization agreement, all of the outstanding shares of common stock of TCG and options and warrants to acquire TCG common stock (other than certain shares of TCG common stock and certain options to acquire TCG common stock owned by certain members of management of the Company), were converted into the right to receive an aggregate amount of cash equal to approximately $253.9 million. Under the recapitalization agreement, certain members of management have retained certain shares of TCG and certain options to acquire additional shares of TCG common stock, with an aggregate value of $21.2 million, representing approximately 14.3% equity interest on a non-diluted basis and 20.6% on a fully diluted basis.

     In connection with the recapitalization, TCG completed the tender offer to repurchase all the Company's $100.0 million aggregate outstanding principal amount of the 12% Senior Notes due 2004 including redemption and consent fees along with accrued interest for $118.3 million.

     These transactions were financed by (i) $108.4 million of new equity provided by GSCP and certain other co-investors, (ii) the rollover of certain shares and options owned by existing management with a transaction value of $21.2 million, (iii) the issuance of $140.0 million senior secured credit facility due November 6, 2002 consisting of (a) a $115.0 million term loan facility, all of which was drawn at closing and (b) a $25.0 million revolving credit facility, of which $5.0 million was drawn at closing, (iv) $125.0 million of senior subordinated notes (due 2007, bearing interest at 10 1/2%), and (v) $36.5 million of available cash of the Company.

     The transaction will be accounted for as a leveraged recapitalization. Accordingly, the basis of all assets and liabilities will be retained for financial reporting purposes, and the repurchases of existing common stock and issuance of new common stock will be accounted for as equity transactions.

     Unamortized deferred financing costs associated with the retired debt of $2.5 million as of March 31, 1997 will be written-off in the first quarter of Fiscal 1998. Also compensation expense of $7.4 million related to the extension of terms on the 242,000 management rollover options will be recognized in the first quarter of Fiscal 1998. In addition, as part of the transaction, the Company granted 394,540 options at a 75% discount from fair value to certain management employees. Included in these option grants are 198,200 options which have certain performance requirements for vesting to occur. The total discount of $9.4 million will be recognized as compensation expense ratably over the vesting or performance period of the options, generally three to five years.

     The following table presents the capitalization of the Company as of March 31, 1997 as reported and on a pro forma basis assuming the Recapitalization had occurred on that date (in millions):

                                                                    MARCH 31, 1997
                                                                      PRO FORMA         PRO FORMA
                                                      AS REPORTED    ADJUSTMENTS       (UNAUDITED)
                                                      -----------   --------------     -----------
    Cash and cash equivalents.......................      35.7           (35.7)(a)            --
    Revolving Credit Facility.......................        --             6.9(b)            6.9
    12% Senior Notes................................     100.0          (100.0)(c)            --
    Term Loan.......................................        --           115.0(d)          115.0
    Notes...........................................        --           125.0(e)          125.0
    Stockholder's equity (deficit)..................       6.3          (154.6)(f)        (148.3)

---------------
(a) Reflects use of the Company's cash at closing.

(b) The Company entered into a $25.0 million Revolving Credit Facility for working capital and general corporate purposes of which $6.9 million would be drawn at closing.

(c) Reflects the redemption of the Telex Notes.

(d) Represents borrowings under the Term Loan Facility.

                           TELEX COMMUNICATIONS, INC.

(e) Represents the gross proceeds of $125.0 million from the sale of the Notes.

(f) The pro forma adjustments to reflect the recording of the Transactions on Shareholder's equity (deficit) reflects the following (in millions):

    Convert stock and stock equivalents to cash................................  $(253.9)
    GST Equity Investment......................................................    108.4
    Tender Offer premium and consent fee.......................................    (15.1)
    Write off of deferred financing costs associated with the Notes and the
      bridge loan commitment...................................................     (4.1)
    Fees and expenses associated with the Transactions.........................     (6.9)
    Compensation expense related to the change in terms of stock options.......     (7.4)
    Tax effect of (i) Tender Offer premium and consent fee, (ii) the write-off of the unamortized deferred financing costs related to the Notes, (iii)
      the compensation expense associated with the exercise of options and change in vesting terms of the Rollover Options (iv) the compensation expense associated with the change in terms of stock options, and (v)
      certain fees and expenses................................................     24.4
                                                                                 -------
                                                                                 $(154.6)
                                                                                 =======

                                                                     SCHEDULE II

                           TELEX COMMUNICATIONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED MARCH 31, 1997, 1996, AND 1995
                                 (IN THOUSANDS)

                                           BALANCE AT     CHARGED TO                  BALANCE AT
                                          APRIL 1, 1996    EXPENSE     DEDUCTIONS   MARCH 31, 1997
                                          -------------   ----------   ----------   --------------
Allowance for doubtful accounts.........     $   533        $  300       $  192(A)      $  641
Reserve for inventory obsolescence......       2,217           804       $  190(B)       2,831
Warranty reserve........................         906         3,539       $3,362(C)       1,083
Medical claims accrual..................         700         2,916       $2,923(D)         693

                                           BALANCE AT     CHARGED TO                  BALANCE AT
                                          APRIL 1, 1995    EXPENSE     DEDUCTIONS   MARCH 31, 1996
                                          -------------   ----------   ----------   --------------
Allowance for doubtful accounts.........     $   631        $   98       $  196(A)      $  533
Reserve for inventory obsolescence......       1,878           757          418(B)       2,217
Warranty reserve........................         886         3,195        3,175(C)         906
Medical claims accrual..................         911         3,188        3,399(D)         700

                                           BALANCE AT     CHARGED TO                  BALANCE AT
                                          APRIL 1, 1994    EXPENSE     DEDUCTIONS   MARCH 31, 1995
                                          -------------   ----------   ----------   --------------
Allowance for doubtful accounts.........     $   677        $  303       $  349(A)      $  631
Reserve for inventory obsolescence......       1,427         1,567        1,116(B)       1,878
Warranty reserve........................         814         3,344        3,272(C)         886
Medical claims accrual..................         661         2,880        2,630(D)         911

---------------
(A) Represents amounts charged off, net of bad debt recoveries.

(B) Represents inventory that was scrapped.

(C) Represents warranty repair work incurred during the period.

(D) Represents payments made against the accrual.

                           TELEX COMMUNICATIONS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                JUNE 30,
                                                                          --------------------
                                                                            1997        1996
                                                                          --------     -------
Net Sales...............................................................  $ 39,544     $37,204
Cost of sales...........................................................    23,485      21,333
                                                                          --------     -------
                                                                            16,059      15,871
Operating expenses:
  Engineering and development...........................................     2,429       1,728
  Marketing.............................................................     5,670       4,333
  General and administrative............................................    11,251       1,980
  Corporate charges.....................................................       262          --
  Amortization of goodwill and other intangibles........................       532         412
                                                                          --------     -------
                                                                            20,144       8,453
                                                                          --------     -------
Operating profit (loss).................................................    (4,085)      7,418
Interest expense........................................................    (7,043)     (3,152)
Other income............................................................       303         390
Transactions expense....................................................    (6,952)         --
                                                                          --------     -------
Income (loss) before income taxes and extraordinary loss................   (17,777)      4,656
Provision (benefit) for income taxes....................................    (4,430)      1,713
                                                                          --------     -------
Income (loss) before extraordinary loss.................................   (13,347)      2,943
Extraordinary loss on early retirement of debt, net of income taxes.....   (10,553)         --
                                                                          --------     -------
Net income (loss).......................................................  $(23,900)    $ 2,943
                                                                          ========     =======

                            See accompanying notes.

                           TELEX COMMUNICATIONS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                        MARCH 31,
                                                                                          1997
                                                                         JUNE 30,       ---------
                                                                           1997
                                                                        -----------
                                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................................   $      146     $  35,742
  Accounts receivable, net of allowance...............................       26,495        29,459
  Recoverable income taxes............................................        7,976            --
  Inventories.........................................................       25,157        23,495
  Deferred income taxes...............................................        2,813         2,813
  Other...............................................................        2,018         1,525
                                                                        -----------     ---------
          Total current assets........................................       64,605        93,034
Property, plant and equipment, net of accumulated depreciation........       20,860        20,867
Deferred financing costs..............................................       10,506         2,525
Deferred income taxes.................................................       14,954         3,990
Intangible assets, net of accumulated amortization....................       19,867        20,400
                                                                        -----------     ---------
                                                                         $  130,792     $ 140,816
                                                                          =========      ========
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................   $    9,608     $  12,224
  Revolving line of credit............................................        5,200            --
  Accrued wages and benefits..........................................        4,231         3,813
  Pension accrual.....................................................        1,612         1,535
  Taxes other than income taxes.......................................          214           470
  Other accrued liabilities...........................................        4,837         5,374
  Accrued interest....................................................        2,889         2,504
  Income taxes........................................................           --         2,991
  Current maturities of long-term debt................................        3,750            --
                                                                        -----------     ---------
          Total current liabilities...................................       32,341        28,911
Long-term debt........................................................      236,250       100,000
Due to parent.........................................................        3,487         3,502
Pension accrual.......................................................        1,844         1,844
Other accrued liabilities.............................................          353           303
Shareholder's equity (deficit):
  Common stock and capital in excess of par...........................        1,260        20,001
  Cumulative translation adjustment...................................          (27)           --
  Accumulated deficit.................................................     (144,716)      (13,745)
                                                                        -----------     ---------
          Total shareholder's equity (deficit)........................     (143,483)        6,256
                                                                        -----------     ---------
                                                                         $  130,792     $ 140,816
                                                                          =========      ========

                            See accompanying notes.

                           TELEX COMMUNICATIONS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1997         1996
                                                                         ---------     -------
Operating activities:
  Net income (loss)....................................................  $ (23,900)    $ 2,943
  Adjustments to reconcile net income (loss) to cash flows from operations:
     Depreciation......................................................      1,099       1,027
     Amortization of intangibles and deferred financing costs..........        791         504
     Provision for bad debts...........................................         76          75
     Write-off of deferred financing costs.............................      4,171          --
     Transactions expense..............................................      6,952          --
     Bond premium, consent and tender fees paid on early retirement of
      debt.............................................................     15,093
     Non-cash compensation expense from stock options..................      8,669          --
     Deferred income taxes.............................................     (2,964)         --
     Change in operating assets and liabilities:
       Income taxes....................................................     (7,930)      1,507
       Receivables.....................................................      2,888       1,671
       Inventories.....................................................     (1,662)     (2,897)
       Other current assets............................................       (493)       (187)
       Accounts payable and accrued expenses...........................     (2,914)     (2,631)
       Accrued interest................................................        385       3,000
     Change in non-current liabilities.................................         35         670
                                                                         ---------     -------
  Net cash provided by operating activities............................        296       5,682
                                                                         ---------     -------
Investing activities:
  Additions to property, plant and equipment...........................     (1,092)     (2,241)
                                                                         ---------     -------
  Net cash (used in) investing activities..............................     (1,092)     (2,241)
                                                                         ---------     -------
Financing activities:
  Proceeds from issuance of long-term debt.............................    115,000          --
  Proceeds from issuance of 10.5% Notes................................    125,000          --
  Change in revolving line of credit, net..............................      5,200          --
  Retirement of 12% Notes..............................................   (100,000)         --
  Bond premium, consent and tender fees paid on early retirement of
     debt..............................................................    (15,093)         --
  Equity contribution from parent......................................    108,353          --
  Repurchase common stock and outstanding options......................   (253,898)         --
  Deferred financing costs.............................................    (12,410)         --
  Transactions expense.................................................     (6,952)         --
                                                                         ---------     -------
  Net cash (used in) financing activities..............................    (34,800)         --
                                                                         ---------     -------
Cash and cash equivalents:
  Net increase (decrease)..............................................    (35,596)      3,441
  Beginning of period..................................................     35,742      23,001
                                                                         ---------     -------
  End of period........................................................  $     146     $26,442
                                                                         =========     =======

                            See accompanying notes.

                           TELEX COMMUNICATIONS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

     1. Telex Communications, Inc. ("Telex" or the "Company"), a Delaware corporation, is a wholly owned subsidiary of Telex Communications Group, Inc. ("TCG").

     The condensed consolidated balance sheet as of June 30, 1997 and the condensed consolidated statements of operations and cash flows for the three months ended June 30, 1997 and 1996, have been prepared by the Company without being audited.

     In the opinion of management, these financial statements reflect all adjustments (which include only normal recurring accruals) necessary to present fairly the financial position of Telex Communications, Inc. at June 30, 1997 and the results of its operations and cash flows for all periods presented.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Therefore, these statements should be read in conjunction with the consolidated financial statements and notes thereto included in this registration statement. The condensed consolidated balance sheet at March 31, 1997 is derived from the audited consolidated balance sheet as of that date.

     The results of operations for interim periods are not necessarily indicative of results which will be realized for the full fiscal year.

     Certain prior-year amounts have been reclassified to conform to the June 30, 1997 presentation.

     2.  Inventories consist of the following:

                                                                  JUNE 30,     MARCH 31,
                                                                    1997         1997
                                                                  --------     ---------
        Raw materials and parts.................................  $ 16,097      $15,097
        Work in process.........................................     3,176        2,954
        Finished products.......................................     5,884        5,444
                                                                   -------     --------
                                                                  $ 25,157      $23,495
                                                                   =======     ========

     3. Telex's tax provision is calculated on a separate company basis, and Telex's taxable income is included in the consolidated federal income tax returns of TCG. The amount listed as "Due to parent" represents the tax benefit Telex received from TCG.

     The Company calculated its income tax provision for interim periods by estimating its annual effective tax rate and applying this rate to the income before income taxes for the interim period. The effective tax rate applied was 24.9% and 36.8% for the three months ended June 30, 1997 and 1996, respectively.

     4. On May 6, 1997, Telex Communications Group, Inc., completed a recapitalization among TCG, Greenwich Street Capital Partners, L.P. ("GSCP") and certain other co-investors. Under the recapitalization agreement, all of the outstanding shares of common stock of TCG and options and warrants to acquire TCG common Stock (other than certain shares of TCG common stock and certain options to acquire TCG common stock owned by certain members of management of the Company), were converted into the right to receive an aggregate amount of cash equal to approximately $253.9 million. Under the recapitalization agreement, certain members of management will retain certain shares of TCG and certain options to acquire additional shares of TCG common stock, with an aggregate value of $21.2 million, representing approximately 14.3% equity interest on a non-diluted basis and 20.6% on a fully diluted basis.

     In connection with the recapitalization, TCG completed the tender offer to repurchase all the Company's $100.0 million aggregate outstanding principal amount of the 12% Senior Notes due 2004 including redemption and consent fees along with accrued interest for $118.3 million. The Company recorded the bond

                           TELEX COMMUNICATIONS, INC.

                                 (IN THOUSANDS)
                                  (UNAUDITED)

premium, consent and tender fees along with the write-off of deferred financing costs, which totalled $17.6 million ($10.6 million net of income taxes) in the first quarter of Fiscal 1998 as an extraordinary loss on the early retirement of debt. In addition, the Company incurred loan fees of $1.7 million associated with a bridge loan commitment related to the Transactions.

     These transactions were financed by (i) $108.4 million of new equity provided by GSCP and certain other co-investors, (ii) the rollover of certain shares and options owned by existing management with a transaction value of $21.2 million, (iii) the issuance of a $140.0 million senior secured credit facility due November 6, 2002 consisting of (a) a $115.0 million term loan facility, all of which was drawn at closing and (b) a $25.0 million revolving credit facility, of which $5.0 million was drawn at closing, (iv) $125.0 million of senior subordinated notes (due 2007, bearing interest at 10.5%), and (v) $36.5 million of available cash of the Company.

     The transaction has been accounted for as a leveraged recapitalization. Accordingly, the basis of all assets and liabilities will be retained for financial reporting purposes, and the repurchases of existing common stock and issuance of new common stock have been accounted for as equity transactions.

     Compensation expense of $7.4 million related to the extension of terms on the 242,000 management rollover options was recognized in the first quarter of Fiscal 1998. In addition, as part of the transactions, the Company granted options to purchase 394,540 shares of TCG common stock at a 75% discount from fair value to certain management employees. Included in these option grants are 198,200 options which have certain performance requirements for vesting to occur. The total discount of $9.4 million will be recognized as compensation expense over the vesting or performance period of the options, generally three to five years. During the first quarter of Fiscal 1998, the Company recognized $1.3 million of compensation expense related to these option grants. The number of shares reflects a 20-for-1 stock split that became effective June 25, 1997.

     The following table represents the capitalization of the Company as of May 6, 1997 the date of the Recapitalization (in millions):

                                                                     MAY 6, 1997
                                              ----------------------------------------------------------
                                                  PRIOR TO         RECAPITALIZATION      SUBSEQUENT TO
                                              RECAPITALIZATION       ADJUSTMENTS        RECAPITALIZATION
                                              ----------------     ----------------     ----------------
    Cash and cash equivalents...............       $ 35.7               $(35.7)(a)           $   --
    Revolving credit facility...............           --                  7.2(b)               7.2
    12% Senior Notes........................        100.0               (100.0)(c)               --
    Term Loan...............................           --                115.0(d)             115.0
    Notes...................................           --                125.0(e)             125.0
    Stockholder's equity (deficit)..........          6.3               (154.6)(f)           (148.3)

---------------

     (a) Reflects use of the Company's cash at closing.

     (b) The Company entered into a $25.0 million Revolving Credit Facility for working capital and general corporate purposes of which $7.2 million would have been drawn at closing if all closing and transaction related costs were paid at that time.

     (c) Reflects the redemption of the Telex Notes.

     (d) Represents borrowings under the Term Loan Facility.

     (e) Represents the gross proceeds of $125.0 million from the sale of the Notes.

                           TELEX COMMUNICATIONS, INC.

                                 (IN THOUSANDS)
                                  (UNAUDITED)

     (f) The recapitalization adjustments to reflect the recording of the Transactions on Shareholder's equity (deficit) reflect the following (in millions):

        Convert stock and stock equivalents to cash........................  $(253.9)
        GST Equity Investment..............................................    108.4
        Tender Offer premium, consent and tender fees......................    (15.1)
        Write off of deferred financing costs associated with the Notes and
          the bridge loan commitment.......................................     (4.1)
        Fees and expenses associated with the Transactions.................     (6.9)
        Compensation expense related to the change in terms of stock
          options..........................................................     (7.4)
        Tax effect of (i) Tender Offer premium and consent fee, (ii) the write-off of the unamortized deferred financing costs related to the Notes, (iii) the compensation expense associated with the exercise of options, (iv) the compensation expense associated with the change in terms of stock options and (v) certain fees
          and expenses.....................................................     24.4
                                                                             -------
                                                                             $(154.6)
                                                                             =======

=========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................    4
Prospectus Summary......................    5
Risk Factors............................   18
Use of Proceeds.........................   24
Capitalization..........................   25
Unaudited Pro Forma Consolidated
  Financial Information.................   26
Selected Historical And Pro Forma
  Financial Information.................   30
Management's Discussion And Analysis of
  Financial Condition And Results of
  Operations............................   33
Business................................   42
Management..............................   54
Ownership of Capital Stock..............   61
The Recapitalization....................   62
Interest of Certain Persons.............   63
Related Transactions....................   63
Description of Senior Secured Credit
  Facility..............................   64
The Exchange Offer......................   66
Description of Notes....................   72
Certain Federal Income Tax
  Considerations........................  106
Book-entry; Delivery and Form...........  109
Plan of Distribution....................  111
Legal Matters...........................  111
Experts.................................  111
Index to Financial Statements...........  F-1

  UNTIL DECEMBER 8, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

=========================================================
=========================================================
                           TELEX COMMUNICATIONS, INC.

                               OFFER TO EXCHANGE
                       10 1/2% SENIOR SUBORDINATED NOTES,
                                    SERIES A
                           DUE 2007, WHICH HAVE BEEN
                              REGISTERED UNDER THE
                             SECURITIES ACT OF 1933
                          AS AMENDED, FOR ANY AND ALL
                           OUTSTANDING 10 1/2% SENIOR
                          SUBORDINATED NOTES DUE 2007.
                              --------------------

                                   PROSPECTUS
                              --------------------
                               September 5, 1997

=========================================================